UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2010

Commission File Number 001-33161

NORTH AMERICAN ENERGY PARTNERS INC.

Suite 2400, 500 4th Avenue SW

Calgary, Alberta T2P 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Documents Included as Part of this Report

1.	2010 Annual Report to Shareholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORTH AMERICAN ENERGY PARTNERS INC.

By:	/s/ David Blackley
Name:	David Blackley
Title:	Chief Financial Officer

Date: June 24, 2010

NORTH AMERICAN
ENERGY PARTNERS INC.

WE'RE READY

North American Energy Partners Inc.

2010 Annual Report

North American Energy Partners Inc.

2010 Annual Report

Table of Contents

02 At a Glance 05 Letter to Shareholders 08 Operations Review 16 Management’s Discussion and Analysis

73 Management’s Report 74/75 Report of Independent Registered Public Accounting Firm 76 Consolidated Financial Statements

80 Notes to the Consolidated Financial Statements 127 Board of Directors 128 Senior Management inside back cover Corporate and Investor Information

2010 Performance Highlights (1)

References to 2010 refer to the fiscal period April 1, 2009 to March 31, 2010 (in thousands of dollars except ratio and per share amounts)

2010 2009 2008

Operating Data

Revenue 758,965 972,536 989,696

Gross profit 139,285 170,418 163,009

Gross profit margin 18.4% 17.5% 16.5%

Operating income (loss) (2) 73,474 (87,092) 91,727

Net income (loss) (2) 28,219 (135,404) 41,534

Per Share Information

Net income (loss) – basic 0.78 (3.76) 1.16

Net income (loss) – diluted 0.77 (3.76) 1.13

Consolidated EBITDA (3) 121,644 139,446 131,932

Balance Sheet Data

Total assets 702,617 629,275 802,336

Shareholders’ equity 181,058 150,792 283,544

Net debt (4) to total shareholders’ equity 1.2:1 1.4:1 1.0:1

(1) The financial information has been prepared in accordance with United States (US) generally accepted accounting principles (GAAP), including amendments to the fiscal 2009 and 2008 years. Please refer to Management’s Discussion and Analysis for further discussion.

(2)	Fiscal 2009 operating loss and net loss reflect a goodwill impairment charge of $176.2 million.
(3)	For a definition of Consolidated EBITDA and reconciliation to net income, see “Non-GAAP Financial Measures.”

(4) Net debt is calculated as senior notes, current and non-current portion of swap liability, capital lease obligation and term facility, less cash and cash equivalents.

ATA GLANCE North American Energy Partners

Revenue (in millions)

2010 $759.0 2009 $972.5 2008 $989.7

Gross profit (in millions)

2010 $139.3 2009 $170.4 2008 $163.0

Consolidated EBITDA

2010 $121.6 2009 $139.4 2008 $131.9

Revenue by Segment (fiscal 2010) Heavy Construction and Mining = 88% Piling = 9% Pipeline = 3%

Revenue by End Market (fiscal 2010) Canadian Oil Sands = 86% Conventional Oil Sands = 7% Commercial and Public Construction = 7%

Revenue Mix for Oil Sands (fiscal 2010) Recurring Services = 89% Project Development = 11%

Heavy Equipment Fleet March 31, 2010

Haul Trucks 203

Shovels and Excavators 116

Dozers 116

Drill Rigs, Cranes and Pipelayers 144

Other Heavy Equipment 119

Total 698

For more than 50 years, North American Energy Partners has provided mining and construction services to oil, natural gas and resource companies specializing in the Alberta oil sands region. We are one of the largest providers of heavy construction and mining, piling and pipeline services in Western Canada and we maintain one of the largest independently owned equipment fleets in the region.

In November 2006, our common shares began trading on the Toronto and New York Stock Exchanges under the ticker symbol NOA.

North American Energy Partners Inc. At A Glance 03

Mission

To deliver high value mining, site preparation, piling and pipeline construction services and expertise to Canadian resources and construction industries.

Vision

The construction and mining contractor that everyone wants to work for, everyone wants to hire and everyone wants to own.

Heavy Construction and Mining Expertise

Surface mining for oil sands and other natural resources

Construction of infrastructure associated with mining operations and reclamation activities

Clearing, stripping, excavating and grading for mining operations

Industrial site construction for mega projects

Underground utility installation for plant, refinery and commercial building construction

Piling Expertise

Installation of all types of driven and drilled piles

Caisson and earth retention and stabilization systems for industrial and commercial projects

Pipeline Installation Expertise

Installation of transmission and distribution pipe made of various materials

Our Strategy

To be an integrated service provider for the developers and operators of resource-based industries in a broad and often challenging range of environments. More specifically, our strategy is to:

Increase our recurring revenue base

Leverage our long-term relationships with customers

Leverage and expand our complementary services

Enhance operating efficiencies to improve revenues and margins

Pursue growth both organically and through acquisitions

Increase our presence outside the oil sands

To help us manage successfully through the current business environment, we are focused on:

Working with our customers and suppliers to establish the most efficient and cost effective way for us to deliver services to meet a broad range of our customers’ project needs;

Strategic prioritization of our capital expenditures to minimize cash outflows while maintaining the flexibility to take advantage of profitable opportunities; and

Careful and thorough evaluation of all opportunities to ensure we maintain reasonable levels of profitability in the current economic environment and enhance shareholder value

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Our solid operating results reflect the quick action we took when we saw market conditions changing.

To our Shareholders

A year ago, the world was reacting to the global credit and economic crisis. Oil prices had fallen precipitously, several large oil sands projects had been delayed and commercial construction activity across Western Canada had declined sharply.

In our 2009 annual report we asked hard questions about what this would mean for our business. The answer? We said, “We’re ready.” At the close of fiscal 2010, I am pleased to say we were correct.

Strong Operating Performance

For the 12 months ended March 31, 2010, we achieved strong gross profit of $139.3 million and increased our gross margin to 18.4%. We also generated Consolidated EBITDA of $121.6 million, while improving operating income to $73.5 million and net income to $28.2 million.

Our solid operating results reflect the quick action we took when we saw market conditions changing. We moved immediately to right size our business and bring capital spending into line with market opportunities.

Our results also underscore the inherent strength of our oil sands business. Oil sands projects are mega projects that first go through years of rigorous approval processes, then require billions of dollars and an intense three to four-year construction phase to bring to life. Once up and running, they have an average 30 to 40 years of virtually non-stop operational life ahead of them. With projects of this size and scale, producers make decisions based on long-term expectations for oil, not what’s happening to oil prices on a day-to-day basis. While some producers opted to delay new projects last year in the expectation that labour and material costs would come down, Shell’s Jackpine and Exxon’s Kearl projects carried on with new mine development, while Canadian Natural Resources Ltd. (Canadian Natural) moved to start-up at the Horizon Mine.

Meanwhile operational oil sands mines, which some observers suspected would slow production in response to lower oil prices, continued to operate at full capacity. This is precisely what oil sands mines are designed to do because the cost of stopping is prohibitive. During the year we expanded our presence on Suncor’s site, supporting our customer’s mining fleet with the supply and maintenance of large haul trucks. Suncor subsequently extended our initial one-year contract to a second year. We also performed a high volume of work for Shell Albian, signing a new three-year agreement that extended the scope of our services at this operation. At the same time, we carried on with overburden removal work at Canadian Natural’s Horizon Mine under our long-term contract. While there was a temporary slowdown at this site as our customer completed project start-up activities, by year-end we had ramped back up to full production levels. As a result of the continuing strong demand from operating mines, our recurring services revenues grew by 12.3% in fiscal 2010 and by 32.8% in the fourth quarter, compared to the same periods last year.

Overcoming Challenges

The stability in our recurring services business provided an important offset for other parts of our business. As we anticipated, industrial and commercial construction activity slowed dramatically as weaker economic

North American Energy Partners Inc. Letter to Shareholders 05

conditions, tight access to capital and delays on some of the new oil sands projects reduced opportunities. Despite these challenges, we succeeded in winning a contract for the Co-op Refinery project in Regina. As a result of our strong performance on the initial phase of this contract, the client significantly expanded the volume of work and extended our contract by eight months.

In our Piling division, we focused our efforts on developing our presence in the Ontario market, where we have acquired a small piling company and see significant opportunities in the infrastructure sector. While we reduced the overall size of the Piling division in line with reduced market opportunities, we kept core managers and teams in place and continued to bid on promising new projects. By year-end, we had won several new contracts including piling work on Exxon’s Kearl project, the Western Light Rail Transit project in Calgary and a number of other new projects scheduled to get underway in fiscal 2011.

In our Pipeline division, we came into fiscal 2010 having just completed the large TMX project and anticipated a period of quiet as we identified our next projects. While there were several pipeline opportunities available, competition was unusually intense due to the weak economic conditions. Despite this, we were awarded new contracts with Terasen Gas, Spectra Energy Corp. and TransCanada Pipeline and began to rebuild our pipeline revenues in the second half of the year. We also won a long-term maintenance contract with TransCanada Pipeline, which we will begin work on in fiscal 2011. Disappointingly, our Pipeline segment ended the year with a fourth quarter loss that occurred as we maintained schedule on one project, despite difficult weather and ground conditions. However, our commitment to on-time completion, a key success factor in our business, resulted in the client awarding us the second phase of the project, under a new contract that poses less risk.

Strengthening the Business

While fiscal 2010 was a year of meeting challenges, it was also a period of strengthening the company and improving our service offering.

Safety and training were our primary focus as we increased our investment in these areas and further enhanced our already strong safety record. Our performance was recognized at the highest levels of some of our client organizations, resulting in positive feedback on our safety achievements.

Despite the slower business climate, we maintained our estimating and marketing departments at full capacity and continued to refine our competitive bids. We also sharpened our focus on costs and operating efficiency. As part of this effort, we are currently negotiating a new five-year labour agreement that promises to be more cost competitive and provide added flexibility to meet the needs of our customers. As at June 2010, we had reached agreement with the union negotiating team and were awaiting a ratification vote from the union members –a vote we expect to be positive given the support of the union negotiating team.

On the financing end of our business, we took steps to strengthen our balance sheet, lower our cost of debt and reduce our refinancing risk. In March, we announced a new debenture offering, which we used to redeem our outstanding US$200 million 8 3/4% senior notes and to liquidate the associated currency and interest rate swaps. We also renewed our credit agreement, extending the maturity date to April 2013 and increasing our total borrowing capacity by $45 million. As a result of these steps, we will realize annual cost savings of approximately $0.20 per share, while simultaneously strengthening and simplifying our balance sheet.

Overall we came out of 2010 a safer, stronger, better-financed company—a company that is ready for what comes next.

06 Letter to Shareholders North American Energy Partners Inc.

Ready for the Next Phase

Recent months have brought a flurry of positive oil sands announcements including green lights for Husky Energy’s Sunrise in situ project, ConocoPhillip’s Surmont in situ project and additional expansion of Suncor’s Firebag in situ project. Syncrude recently announced a 10-year, $15 billion oil sands expansion plan and Canadian Natural has announced intentions to proceed with its Phase 2/3 Horizon mine expansion and the Kirby in situ project. Meanwhile, companies like Enbridge have announced pipeline expansions to support the expected increase in flow. After the downturn of fiscal 2010, all signs indicate that activity levels are beginning to increase. However, we are not anticipating a return to the boom conditions that prevailed previously.

Going forward, we believe oil sands development will be more orderly with producers keeping a closer eye on costs. We are working closely with our customers to help them achieve their objectives and to strengthen our relationships. Our new three-year recurring services contract with Shell Albian, for example, provides competitive rates for our customer while giving us greater certainty about the services we will provide over the life of the contract.

Another change underway in the oil sands is an increased emphasis on environmental performance. In the coming months, the Alberta Energy Resources Conservation Board (ERCB) will review proposals from all of the oil sands producers to modify existing tailings disposal systems in line with stringent new requirements. Once these plans are approved, producers will have to implement their new tailings systems, along with related infrastructure. During fiscal 2010 we created a new Tailings, Reclamation and Environmental Construction service offering to help our customers meet the new regulatory regime. Described in more detail on page 11 of this report, this new offering creates an important new business opportunity for us.

As we move forward into this next phase of oil sands development, I am confident that we are ready. Ready to build. Ready to perform. Ready for the new environment that awaits us.

In closing, I want to say how proud I am of the entire North American Energy Partners team. Throughout fiscal 2010, our employees and managers repeatedly demonstrated their willingness and readiness to deal with tough markets and intense competition. The solid results we achieved are a testament to their grit and determination.

I will also take this opportunity to acknowledge the wise counsel and support provided by our Directors as we worked through the very difficult business conditions of the last 12 months. Finally, I thank you, our shareholders, for your continued confidence in North American Energy Partners. With economic conditions improving and opportunities increasing, we’re ready to reward your confidence in us in the months and years ahead.

Rod Ruston

President & Chief Executive Officer

North American Energy Partners Inc. Letter to Shareholders 07

NAEP Heavy Construction and Mining

For more than 50 years, North American Energy Partners has provided mining and heavy construction services to oil, natural gas and resource sectors, specializing in the Alberta oil sands region. In fiscal 2010 we added a new Tailings, Reclamation and Environmental Construction service offering to help customers meet increasingly stringent environmental requirements. We respond to our customers’ needs with a fleet made up of 700 pieces of heavy equipment, which includes haul trucks, cable shovels, hydraulic excavators, dozers and other related construction and mining equipment. This large and diverse fleet gives us the ability to respond quickly to changing client requirements and to provide equipment that is optimally sized for each project.

2010 Financial Overview

revenues of $665.5 million

recurring services revenue of $584.4 million

segment profit of $111.0 million

profit margin of 16.7%

Ready for Growth

Our Heavy Construction and Mining division demonstrated the robust, long-term nature of both the Alberta oil sands and our own business model in fiscal 2010. As we anticipated, demand for recurring services was little affected by the global recession and weaker oil prices. The operational mines kept producing at full capacity and continued to turn to us for overburden removal, mining, construction and reclamation services.

This reflects the economic realities for high fixed-cost facilities and unit-cost driven businesses like the oil sands mines. Once the massive capital investment is made, producers need to maximize production to minimize their cost per barrel and remain competitive. Contrary to assumptions, an economic downturn often increases opportunities by making producers all the more interested in the efficiencies of outsourcing specialized services.

During fiscal 2010 we saw this translate into renewed service agreements with three of our customers, two of which also increased project scope. The new contracts included an eight-month agreement with Suncor to supply and maintain 11 Caterpillar 793D (240 ton capacity) haul trucks and related support equipment. In December 2009, Suncor extended this agreement for another year and increased the scope to include larger equipment.

We also worked proactively with customers to find solutions that help them better predict and control costs. This approach culminated in a new three-year earthmoving and mine support services agreement with Shell, which enables us to provide recurring services to this customer in a more cost-effective manner, while enhancing the stability of our own business. The expanded contract includes a defined base level of work that provides a foundation to the traditional master services components supplied under this type of contract.

In addition to winning new business, fiscal 2010 saw us return to full production under our long-term overburden removal contract with Canadian Natural. This followed the successful commissioning of the Horizon Project at the start of the year. We also renewed our contract with Syncrude, extending our services agreement to the end of November 2010.

08 Operations Review North American Energy Partners Inc.

Project Development

In contrast to our growing recurring services business, industrial construction opportunities declined temporarily in fiscal 2010 as project development activity in the oil sands slowed. We believe this was a response to labour and equipment shortages and to the related escalation in costs that occurred between 2005 and 2009. While the end result was delays to a number of anticipated projects, we viewed the correction as necessary. Ultimately a more measured pace of development benefits the long-term viability and sustainability of the oil sands.

The decline in oil sands-related projects was partially offset by our success in winning a refinery construction contract in Regina, Saskatchewan. What began as a defined contract to provide tank base foundations, gravel and liners evolved into an eight-month services contract thanks to our team’s strong performance for this customer. We intend to leverage our success on this project to help secure additional industrial business outside of the oil sands.

North American Energy Partners Inc. Operations Review 09

Ready to Ramp Up

Last year’s slower pace provided an opportunity to assess and enhance our own internal capabilities in advance of the next phase of oil sands development. We strengthened our supervisory team, increased employee training, improved our safety performance and tightened cost control throughout our operations. As a result of these efforts, we are moving into 2011 ready for the resumption in demand that is now getting underway.

Recent months have seen producers reaffirming their commitment to oil sands development. Imperial Oil led the way last year by proceeding with construction of its $8 billion Kearl project. More construction approval announcements have followed, including Husky’s Sunrise and ConocoPhillips’ Surmont in situ projects. Canadian Natural has indicated strong interest in proceeding with its Horizon Mine Phase 2/3 expansion and developing its Kirby in situ project. In addition, Suncor is proceeding with additional stages of its Firebag in situ project as it completes the integration of its recent acquisition of Petro-Canada. Combined with our continued strong outlook for recurring services and new opportunities in the environmental services area, our Heavy Construction and Mining division is ready to capitalize on these project development opportunities and translate them into improved operating results.

10 Operations Review North American Energy Partners Inc.

Tailings, Reclamation & Environmental Construction

Ready for the New Environment

The past year brought shifting perspectives on oil sands development. Media coverage of the oil sands, which had become increasingly negative, has now made way for more balanced views as the massive oil spill in the Gulf of Mexico puts the comparable safety of oil sands extraction techniques into perspective.

The reality is that the world needs oil and the Alberta oil sands provide an abundant, stable and readily accessible supply. For industry and government the challenge and the opportunity is to demonstrate that the oil sands can be the oil supplier our continent needs, within an operating framework that is acceptable to a broad range of stakeholders. In line with this, environmental regulation has increased with new policies such as Alberta’s Directive 74 requiring producers to invest in research, development, technology and services that address the timely reclamation of tailings ponds.

In 2010 the Energy Resources Conservation Board (ERCB) will review and, if acceptable, approve tailings pond management plans from all of the oil sands producers to ensure they comply with the requirements of the new directive. With approved plans, producers will need to implement a variety of innovative tailings management methods. Suncor plans to become the first oil sands company to have a fully reclaimed tailings pond with a trafficable surface that meets Directive 74 standards. Suncor has committed $450 million of spending in 2010 toward achieving this milestone, together with other innovative treatment processes, through its Tailings Reduction Operations (TRO) project. Syncrude has also received conditional approval to proceed with state-of-the-art tailings processing plants at its Mildred Lake and Aurora North sites.

This new spirit of innovation is creating opportunities for NAEP to partner with our customers in their efforts. We already have extensive experience performing many of the activities necessary for the effective management of oil sands tailings. In fiscal 2010 we leveraged this expertise to unveil a turnkey strategy, whereby we work with clients to provide full services for tailings management, including dam and dyke construction, pipeline construction, dredging and hydraulic transportation, mature fine tailings (MFT) remediation, landform design and final reclamation.

As part of this initiative we are also promoting our reclamation and environmental construction services to customers outside of the oil sands market. From water management systems to abandoned mine remediation, we have a complete array of services that can help resource operators meet critical environmental requirements. We expect these new services will provide significant new revenue opportunities for us over time.

North American Energy Partners Inc. Operations Review 11

NAEP Piling

Our Piling division has been in business for over 25 years, installing all types of driven and drilled piles, as well as earth retention and stabilization systems. We are a leader in industrial projects in the oil sands and in related petrochemical and refinery complexes. We also have extensive experience with commercial construction and infrastructure projects. On large and small projects of all types, we have demonstrated our commitment to innovative, high-quality work.

2010 Financial Overview

revenues of $68.5 million segment profit of $11.3 million profit margin of 16.5%

Ready for New Geographic Markets

Our Piling division remained profitable in fiscal 2010, despite a major downturn in commercial and industrial construction activity and intense competition for available projects.

One of our most active markets proved to be Saskatchewan, where a buoyant economy and a growing resource industry continued to create opportunities. Our Piling division has operated a regional office based out of Regina since 1997. Anticipation of increased construction activity in the province led to our acquisition of a small piling company in Saskatoon in 2007. This enabled us to increase our market presence throughout the province and helped us build excellent relationships with the Saskatchewan construction community, where we are now considered a local supplier.

In fiscal 2010 we were successful in winning two significant piling contracts on the Consumers’ Co-operative Refineries project in Regina, as well as a technically sophisticated project for the University of Saskatchewan East Health Wing in Saskatoon. We also completed several projects related to Saskatchewan’s expanding potash industry, including a significant contract with Kalium Chemicals at Belle Plaine, Saskatchewan.

Our success in Saskatchewan helped to mitigate the impact of reduced opportunities in the Alberta and BC markets. In Alberta, weak commercial construction markets and delays to new development in the oil sands were key factors in the division’s weaker revenues. Activity also slowed in British Columbia following completion of several Winter Olympics-related projects in fiscal 2009. The contrast in our regional piling results underscored the benefits of geographic diversification and reinforced last year’s decision to move into the Ontario market.

We established a beachhead in Ontario during fiscal 2010 with the acquisition of a small piling company in the Toronto area. During the year we began to build relationships with customers in this market and built up a fleet of larger piling equipment suited to the region’s ground conditions. In its first partial year of operation, our Ontario branch achieved significant market penetration and we anticipate steady and profitable growth from this region. Already Canada’s largest commercial and residential construction market, Ontario is expected to benefit from significant infrastructure spending in the coming years. We are ready to capitalize on the expected demand.

Ready with the Right Technologies

Our ability to compete effectively in last year’s challenging markets was supported by our technical strengths. We are Canada’s market leader in Continuous Flight Auger (CFA) technology, an innovative piling technique that significantly reduces installation time and costs, while also minimizing vibration and noise levels. During fiscal 2010, our CFA crews were kept busy as we not only successfully completed our first petrochemical industrial project using CFA methods but also continued to meet the growing demand for this technology.

Our ability and willingness to provide pre-construction load testing further enhanced our competitiveness. Load

12 Operations Review North American Energy Partners Inc.

testing involves physically testing the type of pile specified in a project design prior to the start of construction. This often reveals that a smaller pile could do the same job, saving the customer money and creating significant trust between us and potential clients. That trust routinely translates into new business.

Ready for the Recovery

Moving into fiscal 2011, activity levels in Canada’s construction sectors are showing signs of improvement. The recovery is being led by institutional construction, which is supported by federal and provincial government stimulus spending and by efforts to address Canada’s infrastructure deficit. Related to this, our Piling division is currently drilling shafts up to eight-feet in diameter for the installation of an overhead guideway structure on the West Light Rapid Transit (LRT) project in Calgary.

Opportunities in the industrial construction market have also improved and include our recent win of a contract to install 1,900 large-diameter steel pipe piles for the Utilities Plant at the Kearl site in the Alberta oil sands. With several other large projects now preparing to get underway, we expect demand levels in the oil sands will continue to increase.

The recovery in the commercial construction market is expected to be a little slower and competition in this market remains intense. However, here too, we have seen a significant increase in project bid requests in recent months. With Canada’s best fleet of equipment, advanced technical capabilities and a proven ability to remain profitable even in challenging market conditions, our Piling division is ready to capitalize on the improving demand in each of these markets in the year ahead.

North American Energy Partners Inc. Operations Review 13

NAEP Pipeline

Over 30 years, our Pipeline division has built a reputation as one of Canada’s most reliable and cost-effective pipeline installers and contractors. We are a full-service contractor, constructing pipelines of various materials and with diameters ranging from 2 inches to 60 inches. We are known for our ability to get the job done in harsh climates and challenging terrain, such as mountainous regions and environmentally sensitive areas.

2010 Financial Overview

revenues of $24.9 million segment loss of $3.9 million

Ready to Build

Fiscal 2010 was a year of development for our Pipeline division as we won new contracts, extended our service offering and increased our bench strength with the addition of highly experienced personnel.

On the project front, we were awarded contracts with Terasen Gas for the South Fraser River Crossing project and with Spectra Energy for the Maxhamish North Loop project, a 37-km pipeline extension in Northeastern BC. These contract wins came amid extremely competitive markets and in a year when several planned pipeline projects were delayed in response to the economic downturn. We have since been awarded the second phase contract for Spectra’s 30-km Maxhamish South Loop project. This was awarded to us after we successfully completed the first project on schedule, despite adverse weather and challenging conditions that hampered profitability on the project. We were also recently awarded TransCanada’s 77-km Groundbirch project, which will transport natural gas from Northeastern BC to TransCanada’s Alberta System.

Our wins on the Groundbirch and Maxhamish projects now position us as a leading pipeline installer in the unconventional gas regions of northeastern British Columbia. Shale gas fields in this area contain an estimated 250 trillion cubic feet of gas and position BC to become a major supplier of natural gas to markets in North America and Asia. The region is scheduled for significant pipeline expansion to carry that gas to market and the expertise we are gaining in the area should serve us well as these new pipelines move into the bidding stage.

The Groundbirch project will also mark the launch of automated welding in our operations. This is a proven technique that uses programmable, mechanized tools to handle pipeline components and create continuous, unbroken welds. In preparation for this technology shift, we have added new supervisory personnel who bring significant expertise with automated welding techniques, as well as with the efficient management of large pipeline projects. We believe our enhanced capabilities will increase our access to a broader range of pipeline projects, while delivering improved quality and lower costs overall.

Maintenance Services

Another new area of focus for our Pipeline division is the provision of pipeline maintenance services such as pipeline integrity and testing. Traditionally our pipeline business has been driven by expansion pipeline projects, a focus that can create significant variability in revenue and profit between contracts. This was the case in fiscal 2010 when we experienced a gap in revenue during the first half of the year following completion of the TMX project and prior to the start of new contracts in the second half. With over half a million kilometers of pipeline in Canada requiring regular testing and repair, the maintenance market provides opportunities to smooth revenue performance by increasing our recurring services offering.

14 Operations Review North American Energy Partners Inc.

We have begun marketing pipeline maintenance services to our customers and have already been awarded our first contract in this sector by TransCanada Pipelines.

Ready for New Opportunities

In the near term, conditions in the pipeline market are expected to remain challenging with intense competition for a limited number of projects. However recent months have seen an increase in the number of new pipeline permit applications to the National Energy Board. As these applications are approved, we expect to see an increase in demand for pipeline installation services.

Longer term the pipeline market remains very attractive. Significant pipeline expansion is required to meet anticipated future production from resources, including BC’s natural gas reserves and Alberta’s oil sands. The McKenzie Gas Project, if approved, could eventually involve construction of a 1,200 kilometer natural gas pipeline system to connect northern onshore gas fields with North American markets. As Canada continues to evolve as an energy powerhouse, we believe demand for new pipelines will only increase as producers work to bring their resources to distant markets.

North American Energy Partners Inc. Operations Review 15

Management’s Discussion and Analysis

For the year ended March 31, 2010

A. Explanatory Notes

June 10, 2010

The following discussion and analysis is as of June 10, 2010 and should be read in conjunction with the attached audited consolidated financial statements for the year ended March 31, 2010 and notes that follow. These statements have been prepared in accordance with United States (US) generally accepted accounting principles (GAAP) and reconciled to Canadian GAAP. Except where otherwise specifically indicated, all dollar amounts are expressed in Canadian dollars. For additional information and details, readers are referred to the unaudited consolidated financial statements, notes that follow and the accompanying interim period Management’s Discussion and Analysis (MD&A) for each interim period of fiscal 2010. The audited consolidated financial statements and additional information relating to our business, including our Annual Information Form (AIF), are available on the Canadian Securities Administrators’ SEDAR System at www.sedar.com, the Securities and Exchange Commission’s website at www.sec.gov and our company web site at www.nacg.ca.

Caution Regarding Forward-Looking Information

Our MD&A is intended to enable readers to gain an understanding of our current results and financial position. To do so, we provide information and analysis comparing results of operations and financial position for the current year to those of the preceding two fiscal years. We also provide analysis and commentary that we believe is necessary to assess our future prospects. Accordingly, certain sections of this report contain forward-looking information that is based on current plans and expectations. This forward-looking information is affected by risks and uncertainties that could have a material impact on future prospects. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information. Readers are cautioned that actual events and results may vary.

Non-GAAP Financial Measures

The body of generally accepted accounting principles applicable to us is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the Securities and Exchange Commission (SEC) and by the Canadian securities regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be so adjusted in the most comparable GAAP measures. In our MD&A, we use non-GAAP financial measures such as “net income before interest expense, income taxes, depreciation and amortization” (EBITDA) and “Consolidated EBITDA” (as defined in our credit agreement). Consolidated EBITDA is defined as EBITDA, excluding the effects of unrealized foreign exchange gain or loss, realized and unrealized gain or loss on derivative financial instruments, non-cash stock-based compensation expense, gain or loss on disposal of plant and equipment and certain other non-cash items included in the calculation of net income. We believe that EBITDA is a meaningful measure of the performance of our business because it excludes items, such as depreciation and amortization, interest and taxes that are not directly related to the operating performance of our business. Management reviews EBITDA to determine whether plant and equipment are being allocated efficiently. In addition, our credit facility requires us to maintain a minimum interest coverage ratio and a maximum senior leverage ratio, which are calculated using Consolidated EBITDA. Non-compliance with these financial covenants could result in our being required to immediately repay all amounts outstanding under our credit facility. As EBITDA and Consolidated EBITDA are non-GAAP financial measures, our computations of EBITDA and Consolidated EBITDA may vary from others in our industry. EBITDA and Consolidated EBITDA should not be considered as alternatives to operating income or net income as measures of operating performance or cash flows as measures of liquidity. EBITDA and Consolidated EBITDA have important limitations as analytical tools and should not be considered in isolation or as substitutes for analysis of our results as reported under US GAAP or Canadian GAAP. For example, EBITDA and Consolidated EBITDA do not:

•	reflect our cash expenditures or requirements for capital expenditures or capital commitments;

•	reflect changes in our cash requirements for our working capital needs;

•	reflect the interest expense or the cash requirements necessary to service interest or principal payments on our debt;

•	include tax payments that represent a reduction in cash available to us; and

•	reflect any cash requirements for assets being depreciated and amortized that may have to be replaced in the future.

Consolidated EBITDA excludes unrealized foreign exchange gains and losses and realized and unrealized gains and losses on derivative financial instruments, which, in the case of unrealized losses, may ultimately result in a liability that will need to be paid and in the case of realized losses, represents an actual use of cash during the period. Where relevant, particularly for earnings-based measures, we provide tables in this document that reconcile non-GAAP measures used to amounts reported on the face of the consolidated financial statements.

16  Management’s Discussion and Analysis  North American Energy Partners Inc.

Adoption of United States GAAP

As a Canadian-based company, we have historically prepared our consolidated financial statements in accordance with Canadian GAAP and provided reconciliations to United States (US) GAAP. In 2006, the Canadian Accounting Standards Board (“AcSB”) published a new strategic plan that significantly affected financial reporting requirements for Canadian public companies. The AcSB strategic plan outlined the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS) over an expected five-year transitional period. In February 2008, the AcSB confirmed that IFRS would be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless we, as a Securities and Exchange Commission (SEC) registrant and as permitted by National Instrument 52-107, were to adopt US GAAP on or before this date.

After significant analysis and consideration regarding the merits of reporting under IFRS or US GAAP we have decided to adopt US GAAP instead of adopting IFRS, commencing in fiscal 2010, as our primary reporting standard for our consolidated financial statements. Our audited consolidated financial statements for the year ended March 31, 2010, including related notes and this MD&A have therefore been prepared based on US GAAP. All comparative figures contained in these documents have been restated to reflect our results as if they had been historically reported in accordance with US GAAP as our reporting standard. All financial statements and MD&A’s previously filed were prepared under Canadian GAAP as our reporting standard.

As required by National Instrument 52-107, for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we will provide a Canadian Supplement to our MD&A that restates, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. In support of the adoption of US GAAP commencing in fiscal 2010 we will restate and file our unaudited consolidated financial statements, accompanying notes and MD&A’s for each of the interim periods for fiscal 2010. We will also provide Canadian Supplement MD&A for each of these restated interim periods for fiscal 2010.

The impact to our financial statements of the adoption of US GAAP as our reporting standard is discussed under “Differences between US and Canadian GAAP” in the Financial Results section of this MD&A.

B. Business Overview and Strategy

Business Overview

We provide a wide range of heavy construction and mining, piling and pipeline installation services to customers in the Canadian oil sands, minerals mining, commercial and public construction and conventional oil and gas markets. Our primary market is the Alberta oil sands, where we support our customers’ mining operations and capital projects. While we provide services through all stages of an oil sands project’s lifecycle, our core focus is on providing recurring services, such as contract mining, during the operational phase. On a trailing 12-months basis to March 31, 2010, recurring services represented 89% of our oil sands business. Our principal oil sands customers include all four of the most significant producers that are currently mining bitumen in Alberta: Syncrude1, Suncor2, Shell Albian3 and Canadian Natural4. We focus on building long-term relationships with our customers. For example, we have been providing services to Syncrude and Suncor for over 30 years.

We believe that we operate the largest fleet of equipment of any contract resource services provider in the oil sands. Our total fleet includes 698 pieces of diversified heavy construction equipment supported by over 765 ancillary vehicles. While our expertise covers mining, heavy construction, underground services (fire lines, sewer, water, etc.) for industrial projects, and piling and pipeline installation in many different types of locations, we have a specific capability operating in the harsh climate and difficult terrain of Northern Canada, particularly in the oil sands in Alberta.*

We believe that our significant oil sands knowledge, experience, long-term customer relationships, equipment capacity, scale of operations and broad service offering differentiate us from our competition. In addition, we believe that these capabilities will enable us to support the growing volume of recurring services that is generated within the oil sands.*

While our mining services are primarily focused on the oil sands, we believe that we have demonstrated our ability to successfully export knowledge and technology gained in the oil sands and put it to work in other resource development projects across Canada. As an example, in fiscal 2008 we successfully completed the development of a diamond mine site in Northern Ontario. This three-year project required us to operate effectively in a remote location in the extreme

[1]	Syncrude Canada Ltd. (Syncrude) – a joint venture amongst Canadian Oil Sands Limited (37%), Imperial Oil Resources (25%), Suncor Energy Inc. (formerly Petro-Canada Oil and Gas) (12%), ConocoPhillips Oil Sands Partnership II (9%), Nexen Oil Sands Partnership (7%), Murphy Oil Company Ltd. (5%) and Mocal Energy Limited (5%).
[2]	Suncor Energy Inc. (Suncor).
[3]	Shell Canada Energy, a division of Shell Canada Limited, the operator of the Shell Albian Sands (Shell Albian) oil sands mining and extraction operations on behalf of Athabasca Oil Sands Project (AOSP), a joint venture amongst Shell Canada Limited (60%), Chevron Canada Limited (20%) and Marathon Oil Canada Corporation (20%). Prior to January 1, 2009, these operations were run by Albian Sands Energy Inc.
[4]	Canadian Natural Resources Limited (Canadian Natural).
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  17

weather conditions prevalent in northern Canada. As a result of our successful work on this and other similar projects, we believe that we have attracted the attention of resource developers. While development of resources has been affected by the current economic environment, we remain committed to expanding our operations to other potential projects, including those in the high Arctic regions.

Operations Overview

Our business is organized into three interrelated, yet distinct, operating segments: (i) Heavy Construction and Mining, (ii) Piling and (iii) Pipeline. Revenue generated from these three segments for the year ended March 31, 2010 can be seen in the chart below:

A complete discussion on segment results can be found in “Segment Annual Results” in the Financial Results section of this Management’s Discussion and Analysis.

Heavy Construction and Mining

Our Heavy Construction and Mining segment focuses primarily on providing surface mining support services for oil sands and other natural resources. This includes activities such as:

•	land clearing, stripping, muskeg removal and overburden removal to expose the mining area;

•	the supply of labour and equipment to be operated within the customers’ mining fleet, directly supporting the mining of ore;

•	general support services including road building, repair and maintenance for both mine and treatment plant operations, hauling of sand and gravel and relocation of treatment plants;

•	construction related to the expansion of existing projects including site development and construction of infrastructure; and

•	environmental services including construction and modification of tailing ponds and reclamation of completed mine sites to stringent environmental standards.

Most of these services are classified as recurring services and represent the majority of services provided by our Heavy Construction and Mining segment. Complementing these services, the Heavy Construction and Mining segment also provides industrial site construction for mega-projects and underground utility installation for plant, refinery and commercial building construction.

Piling

Our Piling segment installs all types of driven, drilled and screw piles, caissons, earth retention and stabilization systems. Operating from British Columbia to Ontario, this segment has a solid record of performance on both small and large-scale projects. Our Piling segment also has experience with industrial projects in the oil sands and related petrochemical and refinery complexes and has been involved in the development of commercial and community infrastructure projects.

Pipeline

Our Pipeline segment installs transmission, distribution and gathering systems made of steel, fiberglass and/or plastic pipe in sizes up to 52” in diameter. Penstock installation services are also provided. This segment has successfully completed jobs of varying magnitude for some of Canada’s largest energy companies, including Kinder Morgan’s5 Trans Mountain Expansion (TMX) Anchor Loop pipeline, which involved the installation of 160 km of large-diameter pipe through extremely challenging and ecologically sensitive terrain. The segment also provides recurring services to specific customers. As an example, we have a three-year contract to complete pipeline integrity excavations and hydrostatic retest on TransCanada Pipelines’6 mainline system in British Columbia, Saskatchewan, Manitoba and Ontario.

[5]	Kinder Morgan Energy Partners, L.P. (Kinder Morgan).
[6]	TransCanada Pipelines Limited (TransCanada Pipelines), a wholly owned subsidiary of TransCanada Corporation.

18  Management’s Discussion and Analysis  North American Energy Partners Inc.

End Markets Overview

During the fiscal year ended March 31, 2010, we provided services to three distinct end markets: Canadian oil sands, conventional oil and gas and commercial and public construction. Revenue generated from these end markets for the year ended March 31, 2010, can be seen in the chart below:

Canadian Oil Sands

Our core market is the Alberta oil sands, where we generated 86% of our fiscal 2010 revenue. According to the Canadian Association of Petroleum Producers (CAPP), the oil sands represent 97% of Canada’s recoverable oil reserves. At 173 billion barrels, the Canadian oil sands deposits are second only to those of Saudi Arabia. The oil sands are located in three regions of northern Alberta: Athabasca, Cold Lake and Peace River. In 2009, oil sands production reached 1.4 million barrels per day (“bpd”), representing 49.7% of Canada’s total oil production.

Oil sands are grains of sand covered by a thin layer of water and coated by heavy oil or bitumen. Bitumen, because of its structure, does not flow and therefore requires non-conventional extraction techniques to separate it from the sand and other foreign matter. There are currently two main methods of extraction: (i) open pit mining, where bitumen deposits are sufficiently close to the surface to make it economically viable to recover the bitumen by treating mined sand in a surface plant; and (ii) in situ technology, where bitumen deposits are buried too deep for open pit mining to be cost effective and operators instead inject steam into the deposit, lowering the viscosity of the bitumen so that the bitumen can be separated from the sand and pumped to the surface, leaving the sand in place. Steam Assisted Gravity Drainage (SAGD) is a type of in situ technology that uses horizontal drilling to produce bitumen. CAPP estimates that approximately 20% of the oil sands are recoverable through open pit mining. Open pit mining projects tend to have greater production capacity than in situ projects. For example, approximately 52% of 2009 oil sands production was extracted from five active mining projects, while the remaining 48% of 2009 oil sands production was extracted from approximately 17 active in situ projects. So while the number of active and planned in situ projects far exceeds the number of mining projects, according to CAPP and other industry forecasts, future total production from mining and in situ projects is expected to remain approximately equal.*

Although, we have provided and intend to continue providing construction services to in situ projects, we currently provide most of our services to customers that access the oil sands through open pit mines. The three-to-four year initial construction and development phase of a new mine or in situ project creates demand for our project development services, such as clearing, site preparation, piling and underground utilities installation. Once the construction phase of an in situ project is complete, there is little opportunity for us to provide recurring services. In contrast, after the initial construction phase of a mining project is complete, the mine moves into the 30-40 year operational phase and demand shifts from project development services to recurring services such as surface mining, overburden removal, labour and equipment supply, mine infrastructure development and maintenance and land reclamation.*

Approximately 89% of our oil sands related revenue, for the year ended March 31, 2010, came from the provision of recurring services to existing oil sands projects, with the balance coming from project development services.

Project Development Services: Demand for project development services in the oil sands is primarily driven by new developments and expansions. We support our customers’ new development and expansion projects by providing construction services such as clearing, site preparation, piling and underground utilities installation. Between 2000 and 2009, over $100 billion of capital has been invested into the oil sands, the core market for our project development services.*

Recurring Services: Growth in our recurring services business is a function of both increased production levels in the oil sands and the inherent need for additional support services through the lifecycle of a mine.

Increases in production levels are achieved both when new mines enter the production phase and when existing mines eliminate bottlenecks and/or expand their existing operations. In each case, the required output from the extraction process increases, resulting in higher demand for the recurring services we provide, such as overburden removal, equipment and labour supply, mine maintenance and reclamation services.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  19

The requirement for recurring services also typically grows as mines age. Mine operators tend to construct their plants closest to the easy-to-access bitumen deposits to maximize profitability and cash-flow at the beginning of their project. As the mines move through their typical 30-40 year life cycle, easy-to-access bitumen deposits are depleted and operators must go greater distances and move more material to access their ore reserves. Over this period, haulage distances progressively increase and the amount of overburden to be removed per cubic metre of exposed oil sand grows. As a result, the total capacity of digging and hauling equipment must increase, together with an increase in the ancillary equipment and services needed to support these activities. In addition, as the mine extends to new areas of the lease, operators will often relocate mine infrastructure in order to reduce haul distances. This creates demand for mine construction services in the expansion area, as well as reclamation services to remediate the mined-out area. Accordingly, the demand for recurring oil sands services continues to grow even during periods of stable production because the geographical footprints of existing mines continue to expand under normal operation.*

Current Canadian Oil Sands Business Conditions

Project Development Services: Although last year saw a general slowdown in project development activity in the oil sands, we also saw construction on two projects, Exxon’s $8 billion Kearl mining project7 and Shell Albian’s $12 billion Jackpine mine expansion project, continue without any delay as these operators remained focused on the long term oil price as the project driver. As economic conditions have strengthened, oil prices have stabilized and producers are reaffirming their commitment to oil sands development with new construction approval announcements, including Husky Energy Inc.’s Sunrise8 in situ project and ConocoPhillips’ Surmont9 in situ project. Canadian Natural has indicated strong interest in proceeding with its Horizon Mine Phase 2/3 expansion and development of the Kirby in situ project, while Suncor is proceeding with additional stages of its Firebag in situ project as it completes the integration process of the Fort Hills10 mining project from its recent acquisition of Petro-Canada Limited. While capital spending in the oil sands declined from $18 billion in calendar 2008 to $11 billion in 2009, CAPP forecasts a recovery in capital spending to $13 billion in 2010.

Further positive indicators that investor interest in the oil sands is strengthening include PetroChina’s11 recent $2 billion investment in Athabasca Oil Sands, followed by a $1.35 billion initial public offering by Athabasca Oil Sands Corp., the largest in oil sands history. China’s Sinopec Corp.12 has also recently announced plans to buy ConocoPhillips’ stake in the Syncrude project for $4.65 billion. This is China’s largest investment in North America to date.

While the overall trends are positive, environmental activism opposing oil sands development has been increasing and receiving broad media coverage. Environmental costs to producers are also rising as a result of increasing regulatory requirements. As an example, the recently released ERCB Directive 07413 requires producers to invest in new research, development, technology and services to address the reclamation of tailings ponds in a significantly accelerated time span. Although this adds costs to the process, it also creates opportunities for service providers like ourselves to create new lines of business to support the construction and operation of these new reclamation processes.

Recurring Services: Despite significant volatility in oil prices over the past year, all of the existing oil sands mines maintained production levels and continued to create stable demand for recurring services. The stability of these operations is largely due to the immense up-front capital investment associated with them and the consequent need to operate at full capacity to achieve low per-unit operating costs, coupled with the harsh environment in which they operate, which makes them difficult to shut down for extended periods. The costs and operational risks associated with a production stoppage longer than a single summer season (such as a planned maintenance shutdown) virtually eliminate this as an economically viable option for oil sands producers.

We believe that demand for recurring services will continue to be stable in the improving economic environment. Moreover, we believe demand for recurring services will continue to grow, over the long-term, as existing oil sands mines progress and as new mines, such as Shell Albian’s Jackpine mine, come on-line.*

[7]	Exxon Kearl project is a joint venture oil sands mining and extraction project. Imperial Oil Limited holds a 70.96% interest in the joint venture with ExxonMobil Canada Properties, a subsidiary of Exxon Mobil Corporation (Exxon). Imperial Oil Limited is the project operator.
[8]	Husky Energy Inc.’s (Husky Energy) Sunrise Oil Sand project is a 50/50 joint venture with BP Canada Energy Company (BP), a wholly owned subsidiary of BP PLC. The Sunrise project is operated by Husky Energy.
[9]	ConocoPhillips Canada Resources Corporation’s (ConocoPhillips) Surmount Oil Sand in situ project is a 50/50 joint venture between ConocoPhillips Canada, a wholly owned subsidiary of ConocoPhillips Company and Total E&P Canada Ltd. (Total), a wholly owned subsidiary of Total SA. ConocoPhillips Canada is the project operator.
[10]	Fort Hills LP (Suncor Fort Hills), a limited partnership between Suncor Energy Inc. (60%), UTS Energy Corporate (20%) and Teck Resources Limited (20%). Suncor Energy Inc., the new project operator, acquired Petro-Canada Limited, the previous majority partner and project operator in 2008.
[11]	PetroChina Company Limited (PetroChina), established as a joint company with limited liability by China National Petroleum Corporate (CNPC), a state-owned enterprise of the People’s Republic of China. CNPC is the sole sponsor and controlling shareholder of PetroChina.
[12]	Sinopec Corp., previously known as China Petroleum & Chemical Corporation, was incorporated by China Petrochemical Corporation (Sinopec Group), a state-owned enterprise of the People’s Republic of China. Sinopec Group is the controlling shareholder of Sinopec Corp.
[13]	Energy Resources Conservation Board of Alberta (ERCB), Directive 074 – “Tailings Performance Criteria and Requirements for Oil Sands Mining Schemes”.
*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

20  Management’s Discussion and Analysis  North American Energy Partners Inc.

Commercial and Public Construction

We provide construction services, primarily piling and shoring wall construction, to the commercial and public construction markets in Alberta, British Columbia, Saskatchewan and most recently, Ontario, following our 2009 acquisition of Drillco Foundations.

Current Commercial and Public Construction Business Conditions

After a 24% decline in the value of industrial building permits and a 17% decrease in the value of commercial building permits in 2009, construction activity in Canada is entering the early phase of recovery. The recovery is being led by institutional and governmental construction, which according to Statistics Canada, has recently experienced a 10% increase over the value of building permits issued in calendar 2009.

The increase in infrastructure spending is being driven in part by population demands. In recent years, activity in the energy sector has created significant economic and population growth in Western Canada, which has strained public facilities and infrastructure across the province. The Alberta government has responded by allocating approximately $120 billion over 20 years to improvement and expansion projects. In its 2010 budget, the Alberta government announced plans to spend $20.1 billion over the next three years on capital projects. This compares to $1 billion in 2002-2003.

The renewed interest in infrastructure investment is also being supported by government efforts to stimulate the economy. The government of Canada recently announced its 2010 budget, which includes $7.7 billion in stimulus spending in 2010-2011 as a part of its “Economic Action Plan”. In Ontario, the government recently announced $16.3 billion of infrastructure spending for 2010-2011 as part of its 2010 budget.

We believe that the demand for new infrastructure to support a larger population coupled with government investment in infrastructure to stimulate the economy provides a strong outlook for infrastructure spending in Western Canada and in Ontario. We believe that our ability to meet many of the construction and piling needs of core infrastructure customers, along with our strong local presence and significant regional experience, position us to capitalize on the expected growth in infrastructure projects. We are also seeing indications of a recovery in the commercial construction market and expect to benefit from increased spending in the private sector, over the coming years, as the economy recovers from the downturn.*

Conventional Oil and Gas

According to the Canadian Energy Pipeline Association (CEPA), Canada has over 580,000 kilometres of pipeline that transports approximately 2.65 million barrels of crude oil and equivalents per day and 17.1 billion cubic feet of natural gas per day to various distribution points in Canada and the US. There are a number of new pipelines and pipeline expansion projects under construction and in various stages of the planning and regulatory process to provide capacity for the expected increase in oil and gas production.

We provide pipeline installation and facility support services to Canada’s conventional oil and gas producers and pipeline transmission companies. Conventional oil and gas producers typically require pipeline installation services in order to connect producing wells to existing pipeline systems, while pipeline transmission companies install larger diameter pipelines to carry oil and gas to market.

According to CAPP, pipeline projects that are currently underway and are expected to be in service by the end of 2010 will provide an additional one million barrels per day of capacity. Based on current production forecasts, it is expected that further capacity increases will be required by 2016.

Current Conventional Oil and Gas Business Conditions

Forecasts of oil and gas production growth have been scaled back due to weaker economic conditions and schedules for new pipelines and expansions are being revised to reflect the new production expectations and the related capacity requirements. However, significant pipeline expansion is still required to meet future demand and companies involved in the transmission of oil and gas continue to move forward with investment in new pipeline development. In the near term, we anticipate steady demand for smaller pipeline projects and expansions and given the current oversupply of contracting capacity, we expect this market to remain highly competitive.*

Minerals Mining

Outside of the oil sands, we have identified the Canadian resource industry as one of our targets for new business opportunities.

According to the government agency, Natural Resources Canada (“NRC”), Canada is one of the largest mining nations in the world, producing more than 60 different minerals and metals. It is the world’s largest producer of potash, accounting for more than one third of the world’s potash production and exports. Canada is also a world leader in uranium mining having the two largest high-grade deposits of uranium in the world. According to NRC, 80% of Canada’s recoverable uranium reserve base is categorized as “low cost”. Historically, exploration and production has taken place primarily in Saskatchewan. Recently, however, significant exploration efforts are underway in the Northwest Territories, Yukon, Nunavut, Quebec, Newfoundland and Labrador, Ontario, Manitoba and Alberta.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  21

The diamond mining industry in Canada is relatively new, having operated for only nine years. According to NRC, Canada continues to rank as the third largest diamond producing country in the world by value after Botswana and Russia. We intend to leverage the experience and skills gained through the successful completion of the construction of the De Beers Victor diamond mine to pursue other opportunities in this area.*

Current Minerals Mining Business Conditions

Canada’s resource mining sector was hard hit by the economic crisis and subsequent steep drop in commodity prices and saw exploration spending decline by 47% in calendar 2009, after reaching a record $3.3 billion in 2008. Despite this decrease, Canada remained the world’s top mining exploration destination, accounting for 34% of all exploration programs undertaken in the world in 2009.

Commodity prices are now beginning to recover and are expected to continue improving in 2010, but there is continuing uncertainty about the strength and sustainability of the economic recovery. Accordingly, preliminary spending indications for calendar 2010 indicate mining investment levels will be similar to or only slightly higher than in 2009.*

Revenue Sources

Revenue by Category

We have experienced steady growth in recurring revenue from operating oil sands projects in recent years. Going forward, we expect to see this continue as activity levels increase at existing mines and new oil sands projects move from the capital development stage into the operational phase. Project development revenue, by contrast, has declined since September 2008, reflecting the impact of economic conditions on large-scale capital projects.*

The following graph displays the breakdown between recurring services revenue and project development services revenue for the trailing 12-months at three month intervals from March 31, 2008 to March 31, 2010:

Recurring Services Revenue: Recurring services revenue is derived from long-term contracts and site services contracts as described below:

•

Long-term contracts. This category of revenue consists of revenue generated from long-term contracts (greater than one year) with total contract values greater than $20 million. These contracts are for work that supports the operations of our customers and include long-term contracts for overburden removal and reclamation. Revenue in this category is typically generated under unit-price contracts and is included in our calculation of backlog. This work is generally funded from our customers’ operating budgets.

•

Site Services Contracts. This category of revenue is generated from the master services agreements in place with Syncrude and Shell Albian, specific project contracts such as the truck rental contract with Suncor and ad hoc work on an as needed basis such as work being done on a time-and-materials basis to service the newly commenced operations of Canadian Natural. This revenue is typically generated by supporting the operations of our customers and is therefore considered to be recurring. It is primarily generated under time-and-materials contracts and because it is not guaranteed, it is not included in our calculation of backlog. This work is generally funded from our customers’ operating or maintenance capital budgets.

Project Development Services Revenue: Project development services revenue is typically generated during the support of capital construction projects and is therefore considered to be non-recurring. This revenue can be generated under lump-sum, unit-price, time-and-materials and cost-plus contracts. It can be included in backlog if generated under lump-sum, unit-price or time-and-materials contracts and the scope is defined. This work is generally funded from our customers’ capital budgets.

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

22  Management’s Discussion and Analysis  North American Energy Partners Inc.

Revenue by End Market

Growth in both recurring services and capital projects increased our oil sands work volumes during 2008. The pipeline installation project for Kinder Morgan increased our revenues in the conventional oil and gas sector. The declining contribution of minerals mining revenue reflects the completion of the De Beers diamond mine project in early 2008. The following graph displays the breakdown between revenues from each end market for the trailing 12-month period at three month intervals from March 31, 2008 to March 31, 2010:

Our Strategy

Our strategy is to be an integrated service provider for the developers and operators of resource-based industries in a broad and often challenging range of environments. More specifically, our strategy is to:

•	Increase our recurring revenue base: It is our intention to continue expanding our recurring services business to provide a larger base of stable revenue.

•

Leverage our long-term relationships with customers: We intend to continue building our relationships with existing oil sands customers to win a substantial share of the heavy construction and mining, piling and pipeline services outsourced in connection with their projects.

•

Leverage and expand our complementary services: Our service segments, Heavy Construction and Mining, Pipeline and Piling are complementary to one another and allow us to compete for many different forms of business. We intend to build on our “first-in” position to cross-sell our many services, while also pursuing selective acquisition opportunities that expand our complementary service offerings.

•

Enhance operating efficiencies to improve revenues and margins: We aim to increase the availability and efficiency of our equipment through enhanced maintenance, providing the opportunity for improved revenue, margins and profitability.

•

Position for future growth: We intend to build on our market leadership position and successful track record with our customers to benefit from future oil sands development. We intend to use our fleet size, strong balance sheet and management capability to respond to new opportunities as they occur.

•

Increase our presence outside the oil sands: We intend to increase our presence outside the oil sands and extend our services to other resource industries across Canada. Canada has significant natural resources and we believe that we have the equipment and the experience to assist with developing those natural resources.

To help us manage successfully through the current business environment, we are focused on:

•	working with our customers and suppliers to establish the most efficient and cost effective way for us to deliver services to meet a broad range of our customers’ project needs;

•	strategic prioritization of our capital expenditures to minimize cash outflows while maintaining the flexibility to take advantage of profitable opportunities; and

•	careful and thorough evaluation of all opportunities to ensure we maintain reasonable levels of profitability in the current economic environment and enhance shareholder value.

C. Financial Results

Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 as initially reconciled to US GAAP have been amended to correct the following errors identified during the preparation of our fiscal 2010 financial statements under US GAAP:

(i)

Adoption of CICA Handbook Section 3031, “Inventories”: We identified an error related to the adoption of Canadian Handbook Section 3031, “Inventories” in fiscal 2009. The change in accounting policy was accounted for

North American Energy Partners Inc.  Management’s Discussion and Analysis  23

on a retrospective basis, without restatement of prior periods under Canadian GAAP resulting in a decrease to deficit of $1.0 million, net of taxes of $0.4 million, to reverse a tire impairment recorded in fiscal 2008. This decrease in deficit should have been adjusted for in the reconciliation to US GAAP as the tire impairment should not have been recorded in fiscal 2008 under US GAAP. As a result of this error, net income under US GAAP for fiscal 2008 increased by $1.0 million and deficit under US GAAP as at March 31, 2008 decreased by $1.0 million.

(ii)	Reclassification of accrued liabilities: The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of our fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which we will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We have historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, we reclassified amounts due beyond one year, from the balance sheet date, as a long-term liability and reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7.1 million as at March 31, 2009.

(iii)	Buy-out of leased assets: The financial statements for fiscal 2008 have been amended under US GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. We have been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2.7 million, reduced “Depreciation” by $0.1 million, reduced “Deferred income taxes” by $0.8 million and reduced “Net income and comprehensive income for the year” by $1,806 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2.6 million, reduced long term “Deferred tax liabilities” by $0.8 million and increased “Deficit” for the year by $1.8 million from the amounts originally reported in our Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under US GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6.6 million, reduced “Depreciation” by $0.6 million, reduced “Deferred income taxes” by $1.8 million and increased “Net loss and comprehensive loss for the year” by $4.2 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8.6 million, reduced long-term “Deferred tax liabilities” by $2.6 million and increased “Deficit” for the year by $6.0 million from the amounts originally reported in our Consolidated Balance Sheet as at March 31, 2009.

(iv)	Valuation of derivative financial instruments: The financial statements for fiscal 2009 have also been amended under US GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. We recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the US Dollar interest rate swap was still in place (see note 24(c)(ii) of our consolidated financial statements for the year ended March 31, 2010), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7.5 million, increased income tax expense by $1.7 million and reduced net loss by $5.8 million from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7.5 million and increased long-term “Deferred tax liabilities” by $1.7 million in the Consolidated Balance Sheet as at March 31, 2009.

The above error also impacted previously reported US GAAP amounts for the years ended March 31, 2009 and 2008, respectively, which were previously only reported on an annual basis. Please refer to note 3aa) of our consolidated financial statements for the year ended March 31, 2010 for further information on these items.

24  Management’s Discussion and Analysis  North American Energy Partners Inc.

Differences between US and Canadian GAAP

The adoption of US GAAP as our reporting standard has the following impacts on our financial statements, the magnitude of which vary, year to year:

Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

Financing costs, discounts and premiums

For US GAAP purposes, deferred financing costs incurred in connection with our 8 3/4% senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement” (“Section 3855”), on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our revolving credit facility of $1.6 million were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related debt using the effective interest method. We disclose the financing costs for both the 8 3/4% senior notes and the revolving credit facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of Operations and Comprehensive Income (Loss). Under Canadian GAAP, the 8 3/4% senior notes financing costs are included in the “8 3/4% senior notes” balance on the Consolidated Balance Sheets.

Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As we used the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As we used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted reflected in General and Administrative expense.

Derivative financial instruments

Under Canadian GAAP, we determined that our early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in our 8 3/4% senior notes that provides for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of our 8 3/4% senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in our 8 3/4% senior notes that provides for accelerated redemption by the holders in certain instances met the

North American Energy Partners Inc.  Management’s Discussion and Analysis  25

criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in our 8 3/4% senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference for all periods presented.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, we reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. We recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. Under US GAAP, we had recognized and measured these embedded derivatives since inception of the related contracts.

NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, we continued to classify the NAEPI Series B preferred shares as a liability and were accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, we recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, we were accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by us as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in our financial statements under Canadian GAAP.

On November 28, 2006, we exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG Holdings Inc. (“NACG”). For Canadian GAAP purposes, we recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44.7 million to common shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares were also common shareholders of NACG, resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48.1 million to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, we reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1.4 million with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, we recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. We established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008.

Joint venture

We own a 49% interest in Noramac Ventures Inc., a nominee company for our Noramac Joint Venture (JV) and we have joint 50/50 control of this entity. Under US GAAP, we record our share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows and financial position of the JV on a line-by-line basis in our consolidated financial statements and eliminate our share of all material

26  Management’s Discussion and Analysis  North American Energy Partners Inc.

intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

Other matters

Other adjustments relate to the tax effect of items “Capitalization of interest” through “Inventories” above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

Summary of differences between US and Canadian GAAP

The impacts of the annual differences between US and Canadian GAAP are described in detail in a reconciliation to Canadian GAAP provided in note 34 – “United States and Canadian accounting policy differences” in our audited consolidated financial statements for the year ended March 31, 2010. A summary of these impacts appears below:

	Year ended March 31,
(dollars in thousands)	2010	2009	2008
Revenue – US GAAP	$758,965	$972,536	$989,696
Revenue – Canadian GAAP	763,301	972,536	989,696

Operating income (loss) – US GAAP	73,474	(87,092)	91,727
Operating income (loss) – Canadian GAAP	72,811	(87,712)	89,817

Net income (loss) – US GAAP	28,219	(135,404)	41,534
Net income (loss) – Canadian GAAP	29,174	(137,877)	37,978

Basic EPS – US GAAP	$0.78	$(3.76)	$1.16
Basic EPS – Canadian GAAP	$0.81	$(3.83)	$1.06

Three months ended March 31,
(dollars in thousands)	2010	2009
Revenue – US GAAP	$220,569	$174,700
Revenue – Canadian GAAP	222,374	174,700

Operating income (loss) – US GAAP	13,127	(129,204)
Operating income (loss) – Canadian GAAP	12,959	(129,333)

Net loss – US GAAP	(943)	(137,112)
Net loss – Canadian GAAP	(2,963)	(136,747)

Basic EPS – US GAAP	$(0.03)	$(3.80)
Basic EPS – Canadian GAAP	$(0.08)	$(3.79)

North American Energy Partners Inc.  Management’s Discussion and Analysis  27

Consolidated Annual Results

	Year ended March 31,
(dollars in thousands, except per share information)	2010	% of Revenue	2009	% of Revenue	2008	% of Revenue	2010 vs. 2009 Change	2010 vs. 2008. Change
Revenue	$758,965	100.0%	$972,536	100.0%	$989,696	100.0%	$(213,571)	$(230,731)
Project costs	301,307	39.7%	505,026	51.9%	592,458	59.9%	(203,719)	(291,151)
Equipment costs	209,408	27.6%	217,120	22.3%	176,190	17.8%	(7,712)	33,218
Equipment operating lease expense	66,329	8.7%	43,583	4.5%	22,319	2.3%	22,746	44,010
Depreciation	42,636	5.6%	36,389	3.7%	35,720	3.6%	6,247	6,916
Gross profit	139,285	18.4%	170,418	17.5%	163,009	16.5%	(31,133)	(23,724)
General and administrative costs	62,530	8.2%	74,460	7.7%	69,806	7.1%	(11,930)	(7,276)
Operating income (loss)	73,474	9.7%	(87,092)	(9.0)%	91,727	9.3%	160,566	(18,253)

Net income (loss)	$28,219	3.7%	$(135,404)	(13.9)%	$41,534	4.2%	$163,623	$(13,315)
Per share information
Net income (loss)–basic	$0.78		$(3.76)		$1.16		$4.54	$(0.38)
Net income (loss)–diluted	$0.77		$(3.76)		$1.13		$4.53	$(0.36)
EBITDA(1)	$112,333	14.8%	$(53,269)	(5.5)%	$124,254	12.6%	$165,602	$(11,921)
Consolidated EBITDA(1)	$121,644	16.0%	$139,446	14.3%	$131,932	13.3%	$(17,802)	$(10,288)

(1)	A reconciliation of net income (loss) to EBITDA and Consolidated EBITDA is as follows:

	Year ended March 31,
(dollars in thousands)	2010	2009	2008
Net income (loss)	$28,219	$(135,404)	$41,534
Adjustments:
Interest expense, net	26,080	29,612	29,080
Income taxes	13,679	14,633	17,116
Depreciation	42,636	36,389	35,720
Amortization of intangible assets	1,719	1,501	804

EBITDA	$112,333	$(53,269)	$124,254
Adjustments:
Unrealized foreign exchange (gain) loss on senior notes	(48,920)	46,466	(25,006)
Realized and unrealized loss (gain) on derivative financial instruments	54,411	(37,250)	30,075
Loss on disposal of property, plant, equipment and assets held for sale	1,606	5,349	672
Stock-based compensation	2,258	1,950	1,937
Equity in earnings of unconsolidated joint venture	(44)	–	–
Impairment of goodwill	–	176,200	–

Consolidated EBITDA	$121,644	$139,446	$131,932

28  Management’s Discussion and Analysis  North American Energy Partners Inc.

Analysis of Annual Consolidated Results

Revenue

For the year ended March 31, 2010, revenues of $759.0 million were $213.6 million lower than in the year ended March 31, 2009 and $230.7 million lower than in the year ended March 31, 2008. The revenue decline reflects reduced development activity in the oil sands, a sharp decline in Pipeline segment revenues and weakness in commercial and industrial construction markets. The impact of reduced project development activity was partially offset by continued growth in recurring services volumes as a result of increased mining services provided to Shell Albian, Suncor and Canadian Natural. Recurring services volumes at the Syncrude sites declined as a result of a major upgrader maintenance program undertaken by the customer during the first half of the year and increased competition for work on these sites.

Gross Profit

For the year ended March 31, 2010, gross profit was $139.3 million, a decrease of $31.1 million from the previous year and a decrease of $23.7 million from the year ended March 31, 2008. The change in gross profit was primarily related to lower revenues. As a percentage of revenue, gross profit margin remained relatively stable at 18.4% compared to 17.5% at the year ended March 31, 2009 and increased 1.9% compared to the year ended March 31, 2008. Margins for the year ended March 31, 2009 also benefited from the settlement of outstanding Pipeline claims.

Project costs, as a percentage of revenue, decreased to 39.7% during the year ended March 31, 2010, from 51.9% and 59.9% in the years ended March 31, 2009 and 2008 respectively. Reduced project development activity in the oil sands was a contributing factor in this decrease, partially offset by an increase in the more equipment-intensive recurring services business as reflected by the increase of equipment costs to 27.6% of revenue during the year ended March 31, 2010, from 22.3% in 2009 and 17.8% in 2008. The current year equipment costs also reflect a savings related to the timing of planned repairs and maintenance. A $7.2 million year-over-year reduction in tire expenses for the year ended March 31, 2010 was a result of lower operating hours and company-wide efforts to improve efficiency and reduce expenses. Margins in both the current and prior year benefitted from significant improvements in the costs for large truck tires compared to the year ended March 31, 2008.

Equipment operating lease expense increased to $66.3 million in the current year, up $22.7 million and $44.0 million from the years ended March 31, 2009 and 2008, respectively. The year-over-year increase in equipment operating lease expense reflects the full-year impact of overburden removal equipment acquired in late 2008 and early 2009 to support full production on our long-term contract with Canadian Natural. Depreciation increased to 5.6% of revenue, compared to 3.7% and 3.6% of revenue for the years ended March 31, 2009 and 2008 respectively. This reflects increased contribution from the Heavy Construction and Mining segment and reduced use of rental equipment. It also reflects an accelerated depreciation charge of $3.6 million, compared to $0.8 million for the year ended March 31, 2009, as certain aging equipment was prepared for resale.

Operating income (loss)

For the year ended March 31, 2010, we recorded operating income of $73.5 million or 9.7% of revenue, compared to an operating loss of $87.1 million during the year ended March 31, 2009 and operating income of $91.7 million or 9.3% of revenue during the year ended March 31, 2008. The operating loss for the year ended March 31, 2009 included a charge of $176.2 million for goodwill impairment. Excluding this impairment, operating income would have been $89.1 million or 9.2% of revenue. For the year ended March 31, 2010, G&A costs decreased by $11.9 million and $7.3 million compared to the last two years, respectively. This improvement reflects the benefits of our reorganization and cost-reduction initiatives, partially offset by a $3.0 million year-over-year increase to stock-based compensation expense, resulting from the impact of the increased value in our share price that impacted the valuation of our deferred director share units and restricted share units.

Net income (loss)

For the year ended March 31, 2010, we recorded net income of $28.2 million (basic income per share of $0.78 and diluted income per share of $0.77). This compared to a net loss of $135.4 million (basic loss per share of $3.76) for the year ended March 31, 2009 and net income of $41.5 million (basic income per share of $1.16 and diluted income per share of $1.13) for the year ended March 31, 2008. Non-cash items affecting the current year results included the positive foreign exchange impact of the strengthening Canadian dollar on our 8 3/4% senior notes, gains on the interest rate swaps, gains relating to embedded derivatives in long-term supplier contracts and redemption options in our 8 3/4% senior notes. These items were partially offset by a loss on our cross-currency swaps and a loss relating to embedded derivatives in a long-term customer contract. Net income for the year ended March 31, 2009 was negatively affected by the non-cash impact of the goodwill impairment charge as described above. Excluding the above items, net income for the year ended March 31, 2010 would have been $20.9 million (basic income per share of $0.58 and diluted income per share of $0.57), compared to net income of $44.4 million during the same period last year (basic income per share of $1.23 and diluted income per share of $1.21). For the year ended March 31, 2008, we recorded net income of $41.5 million which was positively impacted by the non-cash foreign exchange gain on our 8 3/4% senior notes, gains on the interest rate swaps and gains related to the embedded derivatives on long-term supplier contacts. The non-cash gains were mitigated by losses related to our embedded derivatives in a long-term customer contract and losses on the embedded derivative on our 8 3/4% senior notes. Excluding the non-cash items, net income for the year ended March 31, 2008 would have been $45.3 million (basic income per share of $1.27 and diluted income per share of $1.23).

North American Energy Partners Inc.  Management’s Discussion and Analysis  29

Segment Annual Results

Heavy Construction and Mining

	Year ended March 31,			Changes
(dollars in thousands)	2010	2009	2008	2010 vs. 2009	2010 vs. 2008
Segment revenue	$665,514	$716,053	$626,582	$(50,539)	$38,932
Segment profit	111,016	109,580	102,686	1,436	8,330
Profit margin	16.7%	15.3%	16.4%

For the year ended March 31, 2010, the Heavy Construction and Mining segment reported revenues of $665.5 million, a $50.5 million decrease compared to the same period last year but a $38.9 million increase over the year ended March 31, 2008. Recurring services revenue grew by 12.3% year-over-year with increased services to Shell Albian, Suncor and Canadian Natural offsetting reduced activity at the Syncrude sites. A major upgrader maintenance program undertaken by this customer earlier in the year and increased competition for work on these sites resulted in lower activity levels during the year. Project development revenues were down year-over-year reflecting the deferral of activity at Suncor’s Fort Hills project and the completion of site development activity at other Suncor sites. Revenues in both the prior-year periods were further bolstered by a tire premium surcharge as well as a higher volume of third-party materials supply on certain contracts. Third-party materials supply involves the supply of fuel and/or construction materials such as gravel to a project which in some cases, can be a significant component of the contract and result in higher revenue. However, the cost of the materials is typically passed through to the customer with a minimal mark-up, reducing gross margins.

For the year ended March 31, 2010, Heavy Construction and Mining profit margin increased to 16.7% of revenue from 15.3% of revenue during the same period last year and was comparable to the profit margin for the year ended March 31, 2008. This improvement reflects the positive impact of the higher margin on recurring services revenue due to improvements in contract execution, reduced volumes of low margin third-party materials supply and lower rental equipment costs, partially offset by the margin reduction on a long-term contract. The successful completion of a lump sum project on time and on schedule contributed to the favourable margins in the current year. The prior-year profit margin was negatively affected by production challenges on a single project.

Piling

	Year ended March 31,			Changes
(dollars in thousands)	2010	2009	2008	2010 vs. 2009	2010 vs. 2008
Segment revenue	$68,531	$155,076	$162,397	$(86,545)	$(93,866)
Segment profit	11,288	38,776	45,362	(27,488)	(34,074)
Profit margin	16.5%	25.0%	27.9%

For the year ended March 31, 2010, Piling segment revenues of $68.5 million were down $86.5 million and $93.9 million compared to the years ended March 31, 2009 and 2008, respectively. The decrease in Piling segment revenues reflects significantly reduced activity in the commercial and industrial construction markets due to weak economic conditions as well as a reduction in high-volume oil sands projects.

For the year ended March 31, 2010, Piling profit margin was 16.5% of revenue, compared to 25.0% of revenue and 27.9% of revenue for the years ended March 31, 2009 and 2008, respectively. The reduction in profit margin reflects reduced commercial and industrial construction market activity and increased competition for available work.

Pipeline

	Year ended March 31,			Changes
(dollars in thousands)	2010	2009	2008	2010 vs. 2009	2010 vs. 2008
Segment revenue	$24,920	$101,407	$200,717	$(76,487)	$(175,797)
Segment (loss) profit	(3,851)	22,470	25,465	(26,321)	(29,316)
Profit margin	(15.5)%	22.2%	12.7%

For the year ended March 31, 2010, the Pipeline segment reported revenues of $24.9 million, compared to $101.4 million and $200.7 million in the preceding two years. The significant decline in Pipeline revenue reflects completion of the TMX project in October 2008.

The Pipeline segment recorded a current year loss of $3.9 million, as a result of reduced productivity on a single lump-sum project, primarily resulting from unanticipated weather and ground conditions. Segment profit for the year ended March 31, 2009 was $22.5 million, which included the benefit of a $5.3 million settlement of claims revenue. Excluding this settlement, Pipeline profit margin would have been 16.9% of revenue. Segment profit for the year ended March 31, 2008 was $25.5 million or 12.7% of revenue.

30  Management’s Discussion and Analysis  North American Energy Partners Inc.

Consolidated Three Month Results

	Three months ended March 31,
(dollars in thousands, except per share information)	2010	% of Revenue	2009	% of Revenue	Change
Revenue	$220,569	100.0%	$174,700	100.0%	$45,869
Project costs	92,401	41.9%	71,522	40.9%	20,879
Equipment costs	61,493	27.9%	48,374	27.7%	13,119
Equipment operating lease expense	22,009	10.0%	13,266	7.6%	8,743
Depreciation	11,493	5.4%	8,596	4.9%	3,347
Gross profit	32,723	14.8%	32,942	18.9%	(219)
General and administrative costs	19,104	8.7%	16,700	9.6%	2,404
Operating income (loss)	13,127	6.0%	(129,204)	(74.0)%	142,331

Net loss	$(943)	(0.4)%	$(137,112)	(78.5)%	$136,169
Per share information
Net loss – basic	$(0.03)		$(3.80)		$3.78
Net loss – diluted	(0.03)		(3.80)		3.78
EBITDA (1)	$20,914	9.5%	$(115,792)	(66.3)%	$136,706
Consolidated EBITDA (1)	$26,428	12.0%	$25,191	14.4%	$1,237

(1)	A reconciliation of net loss to EBITDA and Consolidated EBITDA is as follows:

	Three Months Ended March 31,
(dollars in thousands)	2010	2009
Net loss	$(943)	$(137,112)
Adjustments:
Interest expense, net	6,355	8,336
Income taxes	3,278	3,936
Depreciation	11,943	8,596
Amortization of intangible assets	281	452

EBITDA	$20,914	$(115,792)
Adjustments:
Unrealized foreign exchange (gain) loss on senior notes	(6,200)	7,119
Realized and unrealized loss (gain) on derivative financial instruments	11,226	(11,424)
(Gain) loss on disposal of property, plant and equipment and assets held for sale	189	1,547
Stock-based compensation	277	294
Equity in loss of unconsolidated joint venture	22	–
Impairment of goodwill	–	143,447

Consolidated EBITDA	$26,428	$25,191

Analysis of Three Month Results

Revenue

For the three months ended March 31, 2010, revenue of $220.6 million was $45.9 million higher than in the same period last year. Higher recurring services activity in our Heavy Construction and Mining segment and the completion of a project in our Pipeline segment more than offset lower volumes in our Piling segment. Higher recurring services revenues reflect increased activity with Canadian Natural, Shell Albian and Suncor, partially offset by lower volumes at Syncrude due to increased competition. During the prior year period, recurring service revenues in the Heavy Construction and Mining segment were negatively affected by a temporary slowdown of overburden removal activities during Canadian Natural’s production start-up period.

Gross Profit

Gross profit margin for the three months ended March 31, 2010 decreased to 14.8% of revenue from 18.9% during the same period last year. The loss on one lump-sum Pipeline project and lower margins in both the Piling and Heavy Construction and Mining segments due to increased competitive pressures were the key factors in the decline. Margins recorded last year also reflected the benefits of project close-out activities and higher margin site services work.

Operating income (loss)

For the three months ended March 31, 2010, we recorded operating income of $13.1 million, or 6.0% of revenue, compared to an operating loss of $129.2 million, during the same period last year. Last year’s operating loss reflects the non-cash impact of a $143.4 million impairment of goodwill. Excluding this impairment, operating income would have been $14.2 million or 8.1% of revenue for the three months ended March 31, 2009. General and administrative (G&A)

North American Energy Partners Inc.  Management’s Discussion and Analysis  31

expense for the three months ended March 31, 2010 increased by $2.4 million, reflecting a change in value of the employee short-term incentive plan liability in the current year and the year-over-year increase to stock-based compensation expense, resulting from the impact of the increased value in our share price that impacted on the valuation of our deferred director share units and restricted share units.

Net loss

We recorded net loss of $0.9 million (basic and diluted loss per share of $0.03) for the three months ended March 31, 2010, compared to net loss of $137.1 million (basic loss per share of $3.80) during the same period last year. Non-cash items negatively affecting net income included non-cash losses on embedded derivatives in long-term customer contracts, losses on embedded derivatives in long-term supplier contracts and losses on the cross currency. This was partially mitigated by gains on the redemption options on the derivative within the 8 3/4% senior notes, gain on the interest rate swap and the foreign exchange gain on the 8 3/4% senior notes which resulted from the appreciation of the Canadian dollar. Excluding these non-cash items in the current and prior period, we would have had an impact of nil (basic income per share of nil) down from net income of $2.2 million (basic and diluted income per share of $0.06).

Segment Three Month Results

Heavy Construction and Mining

	Three months ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$196,002	$151,952	$44,050
Segment profit	29,286	29,314	(28)
Profit margin	14.9%	19.3%

For the three months ended March 31, 2010, the Heavy Construction and Mining segment achieved revenues of $196.0 million, a $44.1 million increase from the same period last year. A 32.8% increase in recurring services compared to a year ago reflects increased volumes with Canadian Natural, Shell Albian and Suncor, partially offset by reduced volumes with Syncrude due to increased competition. Higher overburden removal volumes at Canadian Natural’s Horizon mine in the current period reflect normal production levels, compared to the same period last year when activity was delayed during the commissioning of the Horizon project. Higher volumes with Shell Albian reflect continued strong activity levels under our three-year earthmoving and mine support services agreement signed earlier in the year and increased activity with Suncor reflects work performed under our recently renewed 12-month mining services contract with this customer.

Recurring services represented 87.9% of Heavy Construction and Mining’s revenues in the three month period ended March 31, 2010 compared to 85.5% in the same period last year.

Segment margins, for the three months ended March 31, 2010, were 14.9%, compared to 19.3% during the same period last year, reflecting the return to normal segment margins in the current period. Segment margins in the prior year period benefitted from a redeployment of equipment from the overburden project to other sites as well as the processing of change orders related to several large projects completed in the period.

Piling

	Three months ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$18,263	$22,367	$(4,104)
Segment profit	2,149	6,331	(4,182)
Profit margin	11.8%	28.3%

The Piling segment achieved revenues of $18.3 million in the three months ended March 31, 2010, a decrease of $4.1 million compared to the same period last year. The change in Piling revenues reflects the lower level of activity in the commercial construction market as well as a reduction in high-volume oil sands projects.

For the three months ended March 31, 2010 segment margins decreased to 11.8%, from 28.3% in the same period last year. The negative effect of the declining commercial construction market, delays in processing change orders and productivity issues on a larger lump-sum job were key contributors to this decline. Profit margins for the prior year period also benefitted from the processing of change orders related to large projects completed in the period.

32  Management’s Discussion and Analysis  North American Energy Partners Inc.

Pipeline

	Three months ended March 31,
(dollars in thousands)	2010	2009	Change
Segment revenue	$6,304	$381	$5,923
Segment (loss) profit	(5,152)	6	(5,158)
Profit margin	(81.7)%	1.6%

Pipeline revenues for the three months ended March 31, 2010 increased $5.9 million from the same period a year ago, reflecting an increase in project activity.

The segment loss for the three months ended March 31, 2010 reflects the negative impact of unfavourable weather conditions and reduced productivity on a single lump-sum Pipeline project.

Non-Operating Income and Expense

	Three Months Ended March 31,		Year Ended March 31,
(dollars in thousands)	2010	2009	2010	2009	2008
Interest expense
Interest on 8 3/4% senior notes and swaps	$4,573	$7,876	$19,041	$25,379	$23,338
Interest on capital lease obligations	227	347	1,032	1,234	780
Amortization of deferred financing costs	859	780	3,348	2,970	2,899
Interest on credit facilities	990	92	2,375	298	769

Interest on long-term debt	$6,649	$9,095	$25,796	$29,881	$27,786
Other Interest	(294)	(759)	284	(269)	1,294

Total Interest expense	$6,355	$8,336	$26,080	$29,612	$29,080

Foreign exchange (gain) loss	$(5,971)	$7,651	$(48,901)	$47,272	$(25,660)
Realized and unrealized loss (gain) on derivative financial instruments	11,226	(11,424)	54,411	(37,250)	30,075
Other income	(818)	(591)	(14)	(5,955)	(418)
Income tax expense	3,278	3,936	13,679	14,633	17,116

Interest expense

The cancellation of one leg of the swap agreement on February 2, 2009, one of three swap agreements hedging the interest and currency risk associated with our US dollar denominated 8 3/4% senior notes, led to an increase in the interest rate swap payment as shown in the “Realized and unrealized loss (gain) on derivative financial instruments” section below. The combination of our interest expense on 8 3/4% senior notes and the swap interest payment loss reflects the higher cost to us as a result of the counterparty’s cancellation of this US dollar interest rate swap. With the cancellation of this US dollar interest rate swap, by the counterparties, we also became exposed to currency risk and interest rate risk on the coupon payment. A more detailed discussion about our currency and interest rate risk can be found under “Quantitative and Qualitative Disclosures about Market Risk”.

Compared to the corresponding periods in the prior years, interest on our 8 3/4% senior notes decreased $3.3 million and $6.3 million for the three months and year ended March 31, 2010, respectively. The cancellation of the interest rate swap along with the strengthening of the Canadian dollar in the current year resulted in this decrease. The corresponding increases in swap interest payment loss of $3.5 million and $12.9 million for the three months and year ended March 31, 2010, respectively, reflects the combined impact of the counterparties’ cancellation of this US dollar interest rate swap.

Foreign exchange (gain) loss

The foreign exchange gains recognized in the current year and three month periods relate primarily to changes in the strength of the Canadian dollar against the US dollar on conversion of the US$200 million 8 3/4% senior notes. A significant increase in the value of the Canadian dollar, from 0.7935 CAN/US at March 31, 2009 to 0.9555 CAN/US at December 31, 2009 and then to 0.9846 CAN/US at March 31, 2010, resulted in significant unrealized foreign exchange gains for both the current three month and annual periods, respectively. The Canadian dollar weakened during the three months and year ended March 31, 2009, resulting in unrealized foreign exchange losses for the respective periods. The Canadian dollar strengthened during the year ended March 31, 2008, resulting in an unrealized foreign exchange gain for the period. A more detailed discussion about our foreign currency risk can be found under “Quantitative and Qualitative Disclosures about Market Risk – Foreign exchange risk”.

North American Energy Partners Inc.  Management’s Discussion and Analysis  33

Realized and unrealized loss (gain) on derivative financial instruments

The realized and unrealized loss (gain) on derivative financial instruments reflect changes in the fair value of derivatives embedded in our US dollar denominated 8  3/4  % senior notes, as well as changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8 3/4% senior notes. Realized and unrealized gains and losses also include changes to embedded derivatives in a long-term construction contract and in supplier maintenance agreements. The realized and unrealized losses and (gains) on these derivative financial instruments, for the three and twelve months ended March 31, 2010, are detailed in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2010	2009	Change	2010	2009	2008	2010 vs. 2009 Change	2010 vs. 2008 Change
Swap liability loss (gain)	$6,344	$(13,303)	$19,647	$49,078	$(49,613)	$20,788	$98,691	$28,290
Redemption options embedded derivatives (gain) loss	(118)	1,420	(1,538)	(3,716)	3,331	249	(7,047)	(3,965)
Supplier contracts embedded derivatives loss (gain)	643	2,010	(1,367)	(13,315)	21,509	(1,205)	(34,824)	(12,110)
Customer contract embedded derivative loss (gain)	190	(2,218)	2,408	6,805	(15,145)	7,575	21,950	(770)
Swap interest payment	4,167	667	3,500	15,559	2,668	2,668	12,891	12,891

Total	$11,226	$(11,424)	$22,650	$54,411	$(37,250)	$30,075	$91,661	$24,336

The swap liability loss (gain) reflects changes in the fair value of the cross-currency and interest rate swaps that we employ to provide an economic hedge for our US dollar denominated 8 3/4% senior notes. Changes in the fair value of these swaps generally have an offsetting effect to changes in the value of our 8  3/4  % senior notes (and resulting foreign exchange gains and losses), with both being triggered by variations in the Canadian/US exchange rate. However, the valuations of the derivative financial instruments are also impacted by changes in interest rates and the remaining present value of scheduled interest payments on the swaps, which occur in June and December of each year until maturity.

The redemption options embedded derivatives (gain) loss reflects changes in the fair value of the derivative embedded in our US dollar denominated 8  3/4  % senior notes. Changes in fair value result from changes in long-term bond interest rates during a reporting period.

With respect to the supplier contracts, the embedded derivative related to a long-term maintenance contract was increased due to changes in the underlying base price index in the three months ended March 31, 2010. For the year ended March 31, 2010, the embedded derivative related to the long-term maintenance contract was reduced with the commissioning of certain pieces of heavy equipment. Included in the embedded derivative valuation was the impact of fluctuations in provisions that require a price adjustment to reflect changes in the Canadian/US dollar exchange rate and the United States government published Producers’ Price Index (US-PPI) for Mining Machinery and Equipment from the original contract amount.

With respect to the long-term construction contract, there is a provision that requires an adjustment to customer billings to reflect actual exchange rates and price indices. The embedded derivative instrument takes into account the impact on revenues, but does not consider the impact on costs as a result of fluctuations in these measures.

The measurement of embedded derivatives, as required by GAAP, causes our reported net income to fluctuate as Canadian/US dollar exchange rates, interest rates and the US-PPI for Mining Machinery and Equipment change. The accounting for these derivatives has no impact on operations, Consolidated EBITDA (as defined within our credit agreement) or how we evaluate performance.

The measurement of swap interest payment loss reflects the realized loss on our swap interest payments. As of February 2, 2009, one of three swap agreements hedging the interest and currency risk associated with our US dollar denominated 8 3/4% senior notes was cancelled by the counterparties. The counterparties’ cancellation of this US dollar interest rate swap increased swap interest payments and we are now exposed to interest rate and foreign currency risk. For the current year, we paid higher swap interest payments net of swap counterparty receipts.

As discussed in the interest expense discussion of this MD&A, the financial impact of the counterparties’ cancellation of this US dollar interest rate swap is reported in swap interest payment loss. The year-over-year increases in swap interest payment loss of $3.5 million and $12.9 million for the three months and year ended March 31, 2010, respectively, reflect the effect of the counterparties’ cancellation of this US dollar interest rate swap as the semi-annual fixed payments exceed the floating quarterly interest received from our swap counterparties.

34  Management’s Discussion and Analysis  North American Energy Partners Inc.

Income tax expense

For the three months ended March 31, 2010, we recorded current income taxes of $1.9 million and deferred income tax of $1.3 million for a total income tax expense of $3.3 million. This compares to combined income tax expense of $3.9 million for the same period last year. For the three months ended March 31, 2010, income tax expense as a percentage of income before income taxes differs from the statutory rate of 28.91% primarily due to the impact of income tax adjustments and reassessments, non-deductible items and changes in the timing of the reversal of temporary differences. For the three month period ended March 31, 2009, income tax expense as a percentage of income before income taxes differed from the statutory rate of 29.38% primarily due to non-deductible items, including a permanent difference relating to the $143.4 million non-deductible goodwill impairment.

For the year ended March 31, 2010, we recorded current income taxes of $3.8 million and deferred income tax expense of $9.9 million for a total income tax expense of $13.7 million. This compares to combined income tax expense of $14.6 million for the same period last year. For the year ended March 31, 2010, income tax expense as a percentage of income before income taxes differs from the statutory rate of 28.91% primarily due to the impact of income tax adjustments and reassessments, non-deductible items and changes in the timing of the reversal of temporary differences. For the year ended March 31, 2009, income tax expense as a percentage of income before income taxes differed from the statutory rate of 29.38% primarily due to non-deductible items, as well as a permanent difference relating to the $176.2 million non-deductible goodwill impairment. For the year ended March 31, 2008, income tax expense as a percentage of income before income taxes differed from the statutory rate of 31.47% primarily due to the impact of enacted rate changes during the period.

Backlog

Backlog is a measure of the amount of secured work we have outstanding and, as such, is an indicator of a base level of future revenue potential. Backlog is not a GAAP measure. As a result, the definition and determination of a backlog will vary among different organizations ascribing a value to backlog. Although backlog reflects business that we consider to be firm, cancellations or reductions may occur and may reduce backlog and future income.

We define backlog as work that has a high certainty of being performed as evidenced by the existence of a signed contract or work order specifying job scope, value and timing. We have also set a policy that our definition of backlog will be limited to contracts or work orders with values exceeding $500,000 and work that will be performed in the next five years, even if the related contracts extend beyond five years.

Our measure of backlog does not define what we expect our future workload to be. We work with our customers using cost-plus, time-and-materials, unit-price and lump-sum contracts. This mix of contract types varies year-by-year. Our definition of backlog results in the exclusion of a range of services to be provided under cost-plus and time-and-material contracts performed under master service agreements where scope is not clearly defined. For the three and twelve months ended March 31, 2010, the total amount of revenue earned from time-and-material contracts performed under our master services agreements was approximately $116.5 million and $422.6 million respectively.

Our estimated backlog by segment and contract type as at March 31, 2010, December 31, 2009 and March 31, 2009 was:

By Segment

(dollars in thousands)	March 31, 2010	December 31, 2009	March 31, 2009
Heavy Construction and Mining	$725,767	$718,418	$667,674
Piling	16,423	9,091	8,538
Pipeline	6,861	14,763	–

Total	$749,051	$742,272	$676,212

By Contract Type
(dollars in thousands)	March 31, 2010	December 31, 2009	March 31, 2009
Unit-Price	$722,710	$722,663	$672,725
Lump-Sum	18,429	9,102	3,487
Time-and-Material, Cost-Plus	7,912	10,507	–

Total	$749,051	$742,272	$676,212

A contract with a single customer represented approximately $706.7 million of the March 31, 2010 backlog compared to $681.4 million reported as backlog in our Management’s Discussion and Analysis for the three and nine months ended December 31, 2009. The change in the five-year backlog for this customer relates to the timing of scheduled volumes through the life of the contract.

We expect that approximately $226.7 million of total backlog will be performed and realized in the 12 months ending March 31, 2011.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  35

Claims and Change Orders

Due to the complexity of the projects we undertake, changes often occur after work has commenced. These changes include but are not limited to:

•	changes in client requirements, specifications and design;
•	changes in materials and work schedules; and
•	changes in ground and weather conditions.

Contract change management processes require that we prepare and submit change orders to the client requesting approval of scope and/or price adjustments to the contract. Accounting guidelines require that we consider changes in cost estimates that have occurred up to the release of the financial statements and reflect the impact of these changes in the financial statements. Conversely, potential revenue associated with increases in cost estimates is not included in financial statements until an agreement is reached with a client or specific criteria for the recognition of revenue from unapproved change orders and claims are met. This can, and often does, lead to costs being recognized in one period and revenue being recognized in subsequent periods.

Occasionally, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. If a change becomes a point of dispute between our customer and us, we then consider it to be a claim. Historical claim recoveries should not be considered indicative of future claim recoveries.

For the three months and year ended March 31, 2010, due to the timing of receipt of signed change orders, the Heavy Construction and Mining segment had approximately $0.1 million and $1.2 million respectively in claims revenue recognized to the extent of costs incurred, the Piling segment had $0.3 million and $1.3 million respectively in claims revenue recognized to the extent of costs incurred and the Pipeline segment had $0.4 million and $2.1 million respectively in claims revenue recognized to the extent of costs incurred. We are working with our customers to come to resolution on additional amounts, if any to be paid to us in respect to these additional costs.

Summary of Consolidated Quarterly Results

	Fiscal 2010				Fiscal 2009
(dollars in millions, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Revenue	$220.6	$221.2	$170.7	$146.5	$174.7	$258.6	$280.3	$259.0
Gross profit	32.7	47.6	33.8	25.1	32.9	51.4	44.7	41.3
Operating income (loss)	13.1	31.3	18.9	10.1	(129.2)	(1.9)	23.4	20.6
Net income (loss)	(0.9)	14.9	4.3	9.9	(137.1)	(15.0)	2.9	13.8
Net income (loss) per share – Basic(1)	$(0.03)	$0.41	$0.12	$0.28	$(3.80)	$(0.42)	$0.08	$0.38
Net income (loss) per share – Diluted(1)	(0.03)	0.41	0.12	0.27	(3.80)	(0.42)	0.08	0.37

(1)

Net income (loss) per share for each quarter has been computed based on the weighted average number of shares issued and outstanding during the respective quarter; therefore, quarterly amounts may not add to the annual total. Per-share calculations are based on full dollar and share amounts.

A number of factors have the potential to contribute to variations in our quarterly financial results between periods, including the capital project-based nature of our project development revenue, seasonal weather and ground conditions, capital spending decisions by our customers on large oil sands projects, the timing of equipment maintenance and repairs, claims and change orders and the accounting for unrealized non-cash gains and losses related to foreign exchange and derivative financial instruments.

We generally experience a decline in revenues during the first three months of each fiscal year due to seasonality, as weather conditions make performance in our operating regions difficult during this period. The level of activity in the Heavy Construction and Mining and Pipeline segments declines when frost leaves the ground and many secondary roads are temporarily rendered incapable of supporting the weight of heavy equipment. The duration of this period is referred to as “spring breakup” and has a direct impact on our activity levels. Revenues during the three months ended March 31 of each fiscal year are typically highest as ground conditions are most favourable in our operating regions. As a result, full year results are not likely to be a direct multiple of any particular three month period or combination of three month periods. In addition to revenue variability, gross margins can be negatively impacted in less active periods because we are likely to incur higher maintenance and repair costs due to our equipment being available for servicing.

The timing of large projects can influence quarterly revenues. For example, Pipeline segment revenues were as high as $55.6 million in the three-month period ended September 30, 2008, as low as $0.1 million in the three months ended June 30, 2009 and are currently at $6.3 million for the three-month period ended March 31, 2010. The Heavy Construction and Mining segment experienced reduced volumes in the three-month periods ending December 31, 2008 and March 31, 2009 as a result of the temporary shut-down of overburden removal at the Horizon project while Canadian Natural prepared for operations start-up. Subsequent three-month periods reflected the ramp up of overburden removal activities at the Horizon project through to the current three-month period where activity has returned to planned

36  Management’s Discussion and Analysis  North American Energy Partners Inc.

activity levels. Changes in demand under our master service agreements with Shell Albian and Syncrude had a positive effect on our revenues for the three-month periods ended June 30, 2008, September 30, 2008 and December 31, 2008 respectively. Changes in demand from Syncrude had a negative effect on our revenues for the three-month periods subsequent to December 31, 2008, while master service agreement demand from Shell Albian continues to positively affect period-over-period comparatives.

Variations in quarterly results can also be caused by changes in our operating leverage. During periods of higher activity, we have experienced improvements in operating margin. This reflects the impact of relatively fixed costs, such as G&A costs, being spread over higher revenue levels. If activity decreases, these same fixed costs are spread over lower revenue levels. Net income and income per share are also subject to operating leverage as provided by fixed interest expense.

Profitability also varies from quarter-to-quarter as a result of claims and change orders. Claims and change orders are a normal aspect of the contracting business but can cause variability in profit margin due to the unmatched recognition of costs and revenues. For further explanation, see “Claims and Change Orders”. As an example, during the three month period ending June 30, 2008, a $5.3 million claim was recognized causing gross margins for the Pipeline segment to be higher than normal. The additional costs relating to this claim were incurred and recognized in the year ended March 31, 2007 and in the three month period ended June 30, 2007.

We have also experienced net income variability in all periods due to the recognition of unrealized non-cash gains and losses on both derivative financial instruments and our 8 3/4% senior notes, primarily driven by changes in the Canadian/ US dollar exchange rates.

Summary of Consolidated Financial Position

	Year ended March 31,
(dollars in thousands)	2010	2009	2008	2010 vs 2009 Change	2010 vs 2008 Change
Cash	$103,005	$98,880	$31,863	$4,125	$71,142
Current assets (excluding cash)	212,607	157,858	260,606	54,749	(47,999)
Current liabilities	(165,641)	(127,957)	(177,650)	(37,684)	12,009

Net working capital	149,971	128,781	114,819	21,190	35,152
Property, plant and equipment	328,743	316,115	276,319	12,628	52,424
Total assets	702,617	629,275	802,336	72,342	(99,719)
Capital lease obligations (including current portion)	(13,393)	(17,484)	(14,776)	4,091	1,383
Total long-term financial liabilities(1)	(327,356)	(318,559)	(314,751)	(8,797)	(12,605)

(1)

Total long-term financial liabilities exclude the current portions of capital lease obligations, current portions of derivative financial instruments, long-term lease inducements, asset retirement obligation and both current and non-current future income tax balances.

At March 31, 2010, net working capital (current assets less current liabilities) was $150.0 million compared to $128.8 million at March 31, 2009 and $114.8 million at March 31, 2008. This was an increase of $21.2 million and an increase of $35.2 million over March 31, 2009 and 2008, respectively.

Current assets excluding cash increased $54.7 million between March 31, 2009 and March 31, 2010. A $33.6 million increase in trade receivables and holdbacks along with a $28.8 million increase in unbilled revenue during the year ended March 31, 2010 was partially offset by a $6.2 million reduction of inventory from consumption of tires, previously stockpiled for new leased haul trucks (haul trucks do not arrive with tires included). The prior year trade receivables, holdbacks and unbilled revenue balances benefitted from the completion and settlement of projects at Suncor’s Fort Hills and Kinder Morgan’s TMX. Current assets excluding cash decreased $48.0 million between March 31, 2008 and March 31, 2010. A $55.1 million decrease in trade receivables and holdbacks along with a $3.7 million decrease in other assets, and a $2.4 million decrease in prepaid expenses and deposits during the year ended March 31, 2010 was partially offset by a $13.8 million increase in unbilled revenue and a $4.2 million increase in inventory.

Current liabilities during the year ended March 31, 2010 increased by $37.7 million, reflecting a $10.7 million increase in accounts payable, a $10.6 million increase in current portion of derivative financial instruments, a $6.1 million increase in current portion of long-term debt, a $2.2 million increase in accrued liabilities and a $9.0 million increase in deferred tax liabilities. Equipment purchases of $6.3 million, which are scheduled to be paid after March 31, 2010, are included in accounts payable as of March 31, 2010. Current liabilities during the year ended March 31, 2010 were comparable to March 31, 2008, reflecting a $46.3 million decrease in accounts payable offset by $7.8 million increase in accrued liabilities and $6.1 million increase in current portion of long-term debt, resulting from new term loans under our amended and restated credit agreement and $17.3 million re-classification of the swap liability from long-term to current portion, due to the settlement of the swap liability on April 8, 2010. For a more detailed discussion of the swap liability settlement please refer to “Interest rate risk” in Quantitative and Qualitative disclosures about Market Risk.

North American Energy Partners Inc.  Management’s Discussion and Analysis  37

Property, plant and equipment increased by $12.6 million between March 31, 2009 and March 31, 2010. This reflects the capital investment of $56.7 million of equipment purchases and new capital leases during the year ended March 31, 2010, offset by equipment disposals of $2.7 million (net book value) and depreciation of $42.6 million. Property, plant and equipment increased by $52.4 million between March 31, 2008 and March 31, 2010.

Total long-term financial liabilities increased by $8.8 million between March 31, 2009 and March 31, 2010, due to a $32.0 million increase related to the cross-currency and interest rate swap agreements, an increase of $22.4 million in the long-term portion of our term loan resulting from new term loans under our amended and restated credit agreement, an increase in the long-term contingent rent liability on our operating leases and an increase of $5.4 million in the value of the long-term portion of the embedded derivatives in a long-term revenue construction contract. This was partially offset by a $52.6 million decrease in the carrying amount of our 8  3/4  % senior notes, a $5.6 million decrease related to the long-term portion of the embedded derivatives in long-term supplier contracts and a $3.7 million decrease in the non-current portion of our capital lease obligations. Total long-term financial liabilities increased by $12.6 million between March 31, 2008 and March 31, 2010, due to a $9.2 million increase in long-term accrued liabilities related to the contingent rent on operating leases, a $3.4 million increase in liabilities related to stock based compensation, an increase of $22.4 million in the long-term portion of our term loan resulting from new term loans under our amended and restated credit agreement. The increases were partially offset by a $17.3 re-classification of swap liability to short-term as stated above, a $2.7 million decrease in the carrying amount of senior notes related to the decrease in the exchange rate and a $1.7 million decrease in the non-current portion of our capital lease obligations.

Summary of Consolidated Cash Flows

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2010	2009	Change	2010	2009	2008	2010 vs. 2009 Change	2010 vs. 2008 Change
Cash provided by operating activities	$16,477	$71,989	$(55,512)	$42,869	$151,185	$94,797	$(108,316)	$(51,928)
Cash used in investing activities	(5,312)	(11,276)	5,964	(59,611)	(78,715)	(45,932)	19,104	(13,679)
Cash (used in) provided by financing activities	(3,037)	(1,436)	(1,601)	20,867	(5,453)	(23,992)	26,320	44,859

Increase in cash and cash equivalents	$8,128	$59,277	$(51,149)	$4,125	$67,017	$24,873	$(62,892)	$(20,748)

Operating activities

Cash provided by operating activities for the three months ended March 31, 2010 was an inflow of $16.5 million, compared to a cash inflow of $72.0 million for the three months ended March 31, 2009. The lower cash provided by operating activities in the current period is primarily a result of lower gross profit, higher effective interest costs and increased non-cash net working capital.

Cash provided by operating activities for the year ended March 31, 2010 was an inflow of $42.9 million, compared to cash inflows of $151.2 million and $94.8 million for the years ended March 31, 2009 and 2008 respectively. The lower cash provided by operating activities in the current period is primarily a result of lower gross profit, higher effective interest costs and increased non-cash net working capital. The cash inflow for the year ended March 31, 2009 benefitted from significant project closeout activities in the period.

Investing activities

Cash used in net investing activities for the three months ended March 31, 2010 was an outflow of $5.3 million compared with an outflow of $11.3 million for the same period a year ago. Investing activities this current period included capital and intangible asset expenditures of $7.3 million. Proceeds from asset dispositions of $0.5 million and a net inflow from non-cash working capital of $2.2 million lessened the effect of capital purchases. Cash used in investing activities last year included a net outflow from non-cash working capital of $3.8 million and capital and intangible asset expenditures of $9.2 million, offset by an inflow of proceeds from asset dispositions of $3.5 million.

Cash used in net investing activities for the year ended March 31, 2010 was an outflow of $59.6 million compared with outflows of $78.7 million and $45.9 million for the years ended March 31, 2009 and 2008, respectively. Current period investing activities included capital and intangible expenditures of $55.4 million along with $5.4 million for the acquisition of DF Investments Limited. A cash inflow of proceeds from asset dispositions of $3.9 million and a net inflow from non-cash working capital of $1.8 million lessened the effect of cash outflows for capital purchases and the acquisition. Cash used in investing activities last year included capital and intangible expenditures of $87.5 million, partially offset by proceeds from asset dispositions of $11.5 million and a net inflow from non-cash working capital of $0.6 million. Cash used in investing activities for the year ended March 31, 2008 included capital and intangible expenditures of $55.1 million along with $1.6 million for the acquisition of Active Auger Services 2001 Ltd., partially offset by proceeds from asset dispositions of $17.1 million.

38  Management’s Discussion and Analysis  North American Energy Partners Inc.

Financing activities

Cash used in financing activities during the three-month period ended March 31, 2010 resulted in a cash outflow of $3.0 million as a result of a scheduled $1.5 million repayment on our term credit facility and a $1.4 million repayment of capital lease obligations. Cash used in financing activities for the three month period ended March 31, 2009 of $1.4 million was a result of the scheduled repayment of capital lease obligations.

Cash provided by financing activities during the year ended March 31, 2010 resulted in a cash inflow of $20.9 million. Capital expenditure financing of $28.4 million, through our new term credit facility (net of term credit facility repayments), was partially offset by the $5.6 million repayment of capital lease obligations, $1.1 million in financing costs for our amended and restated credit agreement and the repayment of debt assumed with the acquisition of DF Investments Limited. Cash used in financing activities for the year ended March 31, 2009 of $5.5 million was a result of the $6.2 million repayment of capital lease obligations partially offset by the cash settlement of stock options. Cash used in financing activities for the year ended March 31, 2008 of $24.0 million included a $20.5 million repayment to the revolving credit facility and the $3.8 million repayment of capital leases. The $1.6 million proceeds from exercised stock options was partially offset by the expenditure of $0.8 million for financing costs and $0.6 million for cash settlement of stock options.

D. Outlook

While our expectations for the 2011 fiscal year remain cautious, recent market and industry activity suggest we are now past the worst of the economic downturn and we expect to see demand for our services gradually strengthen as the year progresses.*

In the oil sands, we expect that project development opportunities will continue to expand with Exxon’s Kearl, ConocoPhillips’s Surmont and Suncor’s Firebag projects moving forward. We have been successful in securing piling and heavy construction-related projects on Exxon’s Kearl project and we intend to continue pursuing opportunities on this and other projects. *

In our recurring services business, we anticipate some short-term demand variability in early fiscal 2011 as Shell Albian completes a major maintenance program and Suncor repairs damage caused by a recent fire at its plant. Demand for recurring services at these sites is expected to recover during the second quarter of fiscal 2011 and remain stable through the balance of the year. Overburden removal activity at Canadian Natural’s Horizon is expected to remain at normal levels during the year and we expect to provide steady support to Syncrude after recently renewing our site services agreement with this customer.*

We also see opportunities to continue building our oil sands business with new tailings pond management and reclamation services. The oil sands industry is currently responding to environmental concerns and more stringent requirements relating to the remediation of tailings ponds under the recently released Directive 74. In calendar 2010, the Alberta Energy Resources Conservation Board (ERCB) will review proposals from all of the oil sands producers to modify existing tailings disposal systems to meet the new requirements. Once these plans are approved, the producers will have to implement these new systems, which will involve anything from new and/or smaller ponds to drying lay down areas. We believe these systems and the associated infrastructure will generate opportunities for us to provide an expanded range of services in support of these initiatives. Given the aggressive timelines set out for producers to achieve regulatory compliance and the amount of tailings material that will need to be addressed, we believe this has the potential to become a significant revenue growth opportunity over time.*

In the Pipeline division, we have recently been awarded two new contracts that we expect to complete during fiscal 2011. These include the second phase of Spectra Energy’s Maxhamish Loop project, which involves construction of a 30 km, 24-inch pipeline in British Columbia. We were awarded this follow-on contract after completing the first phase safely and on schedule, despite adverse operating conditions. We were able to adjust the forecast production rates to reduce risk because the customer recognized and understood the conditions we met in the first stage. We have also been awarded the contract for TransCanada Pipelines’ NPS Groundbirch Mainline project. This project involves construction of a 77 km, 36-inch pipeline, also in British Columbia. Overall, the Pipeline construction market remains highly competitive with an oversupply of contractor capacity in the marketplace. As a result, contracts continue to be negotiated with higher-than-normal contractor risk exposure and low margins. We believe we have mitigated our risk exposure in our new contracts and we expect a return to profitability in the Pipeline segment in fiscal 2011.*

In our Piling division, we expect to see a gradual increase in opportunities as fiscal 2011 progresses. Demand has now begun to improve in the commercial and public construction market with the result that we have already secured significant work for the coming year. We expect this improvement to continue as the year progresses.*

Overall, the markets we serve are experiencing gradually improving economic conditions and we expect this to be the trend in Canada, led by Alberta, for several years to come.*

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  39

E. Legal and Labour Matters

Laws and Regulations and Environmental Matters

Many aspects of our operations are subject to various federal, provincial and local laws and regulations, including, among others:

•	permitting and licensing requirements applicable to contractors in their respective trades;

•	building and similar codes and zoning ordinances;

•	laws and regulations relating to consumer protection; and

•	laws and regulations relating to worker safety and protection of human health.

We believe that we have all material required permits and licenses to conduct our operations and are in substantial compliance with applicable regulatory requirements relating to our operations. Our failure to comply with the applicable regulations could result in substantial fines or revocation of our operating permits.

Our operations are subject to numerous federal, provincial and municipal environmental laws and regulations, including those governing the release of substances, the remediation of contaminated soil and groundwater, vehicle emissions and air and water emissions. These laws and regulations are administered by federal, provincial and municipal authorities, such as Alberta Environment, Saskatchewan Environment, the British Columbia Ministry of Environment, Ontario Ministry of the Environment and other governmental agencies. The requirements of these laws and regulations are becoming increasingly complex and stringent and meeting these requirements can be expensive.

The nature of our operations and our ownership or operation of property exposes us to the risk of claims with respect to environmental matters and there can be no assurance that material costs or liabilities will not be incurred with such claims. For example, some laws can impose strict joint and several liability on past and present owners or operators of facilities at, from or to which a release of hazardous substances has occurred, on parties who generated hazardous substances that were released at such facilities and on parties who arranged for the transportation of hazardous substances to such facilities. If we were found to be a responsible party under these statutes, we could be held liable for all investigative and remedial costs associated with addressing such contamination, even though the releases were caused by a prior owner or operator or third party. We are not currently named as a responsible party for any environmental liabilities on any of the properties on which we currently perform or have performed services. However, our leases typically include covenants which obligate us to comply with all applicable environmental regulations and to remediate any environmental damage caused by us to the leased premises. In addition, claims alleging personal injury or property damage may be brought against us if we cause the release of or any exposure to, harmful substances.

Our construction contracts require us to comply with all environmental and safety standards set by our customers. These requirements cover such areas as safety training for new hires, equipment use on site, visitor access on site and procedures for dealing with hazardous substances.

Capital expenditures relating to environmental matters during the fiscal years ended March 31, 2008, 2009 and 2010 were not material. We do not currently anticipate any material adverse effect on our business or financial position as a result of future compliance with applicable environmental laws and regulations. Future events, however, such as changes in existing laws and regulations or their interpretation, more vigorous enforcement policies of regulatory agencies or stricter or different interpretations of existing laws and regulations may require us to make additional expenditures which may or may not be material.

Employees and Labour Relations

As of March 31, 2010, the Company employed 412 salaried employees and over 1,815 hourly employees. Our hourly workforce fluctuates according to the seasonality of our business and the staging and timing of projects by our customers. The hourly workforce typically ranges in size from 1,000 employees to approximately 2,500 employees depending on the time of year and duration of awarded projects. We also utilize the services of subcontractors in our construction business. An estimated 8% to 10% of the construction work we do is performed by subcontractors. Approximately 1,693 employees are members of various unions and work under collective bargaining agreements. The majority of our work is done by employees governed by our mining overburden collective bargaining agreement (“Collective Agreement”) with the International Union of Operating Engineers Local 955. The Collective Agreement expired on October 31, 2009 and the Company has been involved in negotiations for the renewal of the Collective Agreement since that time. The parties reached a tentative agreement on May 27, 2010 and it is expected that it will be ratified by the union’s membership by the end of June, 2010. Other collective agreements in operation include the provincial Industrial, Commercial and Institutional (ICI) agreements in Alberta and Ontario with both the Operating Engineers and Labourers Unions, Piling sector collective agreements in Saskatchewan with the Operating Engineers and Labourers, Pipeline sector agreements in both British Columbia and Alberta with the Christian Labour Association of Canada (CLAC) as well as an all-sector agreement with CLAC in Ontario. We are subject to other industry and specialty collective agreements under which we complete work and the primary terms of all of these agreements are currently in

40  Management’s Discussion and Analysis  North American Energy Partners Inc.

effect. We believe that our relationships with all our employees, both union and non-union, are strong. We have not experienced a strike or lockout.*

F. Resources and Systems

Outstanding Share Data

We are authorized to issue an unlimited number of voting Common Shares and an unlimited number of Non-Voting Common Shares. As at June 8, 2010, there were 36,062,036 voting Common Shares outstanding (36,049,276 as at March 31, 2010). We had no Non-Voting Common Shares outstanding on any of the foregoing dates.

Liquidity and Capital Resources

Liquidity requirements

Our primary uses of cash are for plant and equipment purchases, to fulfill debt repayment and interest payment obligations, to fund operating lease obligations and to finance working capital requirements.

We maintain a significant equipment and vehicle fleet comprised of units with remaining useful lives covering a variety of time spans. It is important to adequately maintain our large revenue-producing fleet in order to avoid equipment downtime, which can impact our revenue stream and inhibit our ability to satisfactorily perform on our projects. Once units reach the end of their useful lives, they are replaced as it becomes cost prohibitive to continue to maintain them. As a result, we are continually acquiring new equipment both to replace retired units and to support our growth as we take on new projects. In order to maintain a balance of owned and leased equipment, we have financed a portion of our heavy construction fleet through operating leases. In addition, we continue to lease our motor vehicle fleet through our capital lease facilities.

We require between $30 million and $40 million annually for sustaining capital expenditures and our total capital requirements typically range from $75 million to $150 million depending on our growth capital requirements. With the potential future customer demand for larger-sized heavy equipment in the oil sands, we expect our capital needs in the next fiscal year to be approximately $50 to $75 million. We may, however, increase our capital spending to approximately $100 million to take advantage of available equipment as a result of the recent declaration of bankruptcy by one of our competitors.*

We typically finance approximately 30% to 50% of our total capital requirements through our operating lease facilities and the remainder from cash flow from operations. We believe our operating and capital lease facilities and cash flow from operations will be sufficient to meet these requirements. Our equipment fleet value is currently split among owned (43%), leased (49%) and rented equipment (8%). Approximately 38% of our leased fleet is specific to one long-term overburden removal project. This equipment mix is a change from the mix reported in previous periods as a result of our declining need for the same levels of rental equipment along with the conversion of some rental equipment to operating leases to meet specific volume demands. Our equipment ownership strategy allows us to meet our customers’ variable service requirements while balancing the need to maximize equipment utilization with the need to achieve the lowest ownership costs. We are continually evaluating our capital needs and continue to monitor equipment lead times with suppliers to ensure that we control our capital spending while still being in a position to respond to opportunities when they materialize.*

We continue to receive interest from finance companies to support our current lease requirements and we have availability under one of our supplier’s leasing programs to meet our current equipment needs from this supplier. We anticipate having sufficient lease capacity to meet our capital requirements in fiscal year 2011.*

Long-term Debt

Our long-term debt, as at March 31, 2010, included US$200.0 million of 8 3/4% senior unsecured notes due in December 2011 (the “8 3/4% senior notes”). Prior to February 2, 2009, the foreign currency risk relating to both the principal and interest portions of these 8 3/4% senior notes was managed with a cross-currency swap and interest rate swaps, which went into effect concurrent with the issuance of the notes on November 26, 2003. The swap agreements were an economic hedge but had not been designated as hedges for accounting purposes. Prior to the cancellation of the US dollar interest rate swap, interest totaling $13.0 million on the 8 3/4% senior notes and the swap was payable semi-annually in June and December of each year until the notes would mature on December 1, 2011. The US$200.0 million principal amount was fixed at C$1.315=US$1.000, resulting in a principal repayment of $263.0 million due on December 1, 2011. There were no principal repayments required on the 8 3/4% senior notes until maturity. Effective February 2, 2009, the US dollar interest rate swap was terminated by the counterparties and our effective interest expense increased by approximately US$6.8 million per annum (based on the then current US dollar LIBOR rates) for the remaining life of the 8 3/4% senior notes. This increase was net of US dollar floating interest payments on the cross-currency swap agreement we received every March 1, June 1, September 1 and December 1, effective March 1, 2009 until the notes were to mature on December 1, 2011. The value of the quarterly floating rate US dollar payments we received was the prevailing 3-month US dollar LIBOR rate plus a spread of 4.2% on the notional amount of US$200.0 million. Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of

*	This paragraph contains forward-looking statements. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  41

the counterparties. A more detailed discussion of this cancellation can be found below in the “Foreign exchange risk” and “Interest rate risk” sections of “Quantitative and Qualitative Disclosures about Market Risk”.

In April 2010, we issued C$225.0 million of Series 1 Debentures and entered into an amended and restated credit agreement that extended the maturity of our credit facilities to April 2013 and provided a new $50.0 million term loan. The net proceeds of the Series 1 Debentures, combined with the new $50.0 million term loan and cash on hand were used to redeem all outstanding 8 3/4% senior notes and terminate the associated swap agreements in April. The full details of this subsequent event are as follows:

9.125% Series 1 Debentures

In April 2010, we closed a private placement of 9.125% Series 1 Debentures due 2017 (the “Series 1 Debentures”) for gross proceeds of $225.0 million and net proceeds after commissions and related expenses of approximately $218.3 million.

The Series 1 Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by us or any of our subsidiaries. The Series 1 Debentures are effectively subordinated to all secured debt to the extent of the value of the collateral.

At any time prior to April 7, 2013, we may redeem up to 35% of the aggregate principal amount of the Debentures, with the net cash proceeds of one or more of our Public Equity Offerings at a redemption price equal to 109.125% of the principal amount; plus accrued and unpaid interest to the date of redemption, so long as:

i)	at least 65% of the original aggregate amount of the Debentures remains outstanding after each redemption; and
ii)	any redemption is made within 90 days of the equity offering.

At any time prior to April 7, 2013, we may on one or more occasions redeem the Debentures, in whole or in part, at a redemption price which is equal to the greater of (a) the Canada Yield Price and (b) 100% of the aggregate principal amount of Debentures redeemed, plus, in each case, accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Debentures are redeemable at our option, in whole or in part, at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control, as defined in the trust indenture, occurs we will be required to offer to purchase all or a portion of each holder’s Series 1 Debentures at a purchase price in cash equal to 101% of the principal amount of the debentures offered for repurchase plus accrued interest to the date of purchase.

The Debentures were rated B+ by Standard & Poor’s and B3 by Moody’s (see “Debt Ratings”).

8  3/4% Senior Notes Redemption

Beginning December 1, 2009, our 8 3/4% senior notes were redeemable at 100% of the principal amount. On March 29, 2010, we issued a redemption notice to holders of the notes to redeem all outstanding 8 3/4% senior notes and, on April 28, 2010, the notes were redeemed and cancelled. The redemption amount included the US$200.0 million principal outstanding and US$7.1 million of accrued interest. The redemption and associated swap agreement terminations eliminates refinancing risk in December 2011 and significantly reduces our effective annual interest costs.

In connection with the redemption of our 8 3/4% senior notes, we wrote off deferred financing costs of $4.5 million. The write off of these deferred financing costs will be recorded in our Interim Consolidated Statements of Operations and Comprehensive Income for the three months ended June 30, 2010.

Termination of Cross-Currency and Interest Rate Swaps

On April 8, 2010, we terminated the cross-currency and interest rate swaps associated with the 8 3/4% senior notes. The payment to the counterparties required to terminate the swaps was approximately $92.5 million and represented the fair value of the swap agreements, including accrued interest.

New Term Facility

On April 30, 2010, we entered into an amended and restated credit agreement to extend the term of the credit agreement and also to add additional borrowings of up to $50.0 million through a second term facility within the credit agreement. At April 30, 2010, the second term facility was fully drawn at $50.0 million. The new term facility, along with the existing term facility, mature on April 30, 2013. A more detailed discussion on the April 30, 2010 amended and restated credit facility can be found under “Credit Agreement Renewal – April 2010” in the Liquidity and Capital Resources section of this Management’s Discussion and Analysis.

42  Management’s Discussion and Analysis  North American Energy Partners Inc.

Letters of credit

One of our major contracts allows the customer to require that we provide up to $50.0 million in letters of credit. As at March 31, 2010, we had $10.0 million in letters of credit outstanding in connection with this contract (we had $10.4 million in letters of credit outstanding in total for all customers as of March 31, 2010). Any change in the amount of the letters of credit required by this customer must be requested by November 1st in each year for an issue date of January 1st following the date of such request, for the remaining life of the contract. In the event that we require additional letters of credit for either this major contract or other contracts, we have included an option in our June 24, 2009 amended and restated credit agreement to request an increase to the revolving portion of the credit facility, on a one-time basis, by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit for this customer.

Sources of liquidity

Our principal sources of cash are funds from operations and borrowings under our credit facility. As at March 31, 2010, we had approximately $79.6 million of available borrowings under our Revolving Facility (as defined herein) provided for in our amended and restated credit agreement, after taking into account $10.4 million of outstanding and undrawn letters of credit to support performance guarantees associated with customer contracts. On December 1, 2009, we were notified by a major customer that it had reduced its letter of credit requirements from $20.0 million to $10.0 million, which became effective January 6, 2010.

As at March 31, 2010, we had $7.4 million in trade receivables that were more than 30 days past due compared to $16.0 million as at March 31, 2009. We have currently provided an allowance for doubtful accounts related to our trade receivables of $1.7 million ($2.6 million at March 31, 2009). We continue to monitor the credit worthiness of our customers. To date our exposure to potential write-downs in trade receivables has been limited to the financial condition of developers of condominiums and high-rise developments in our Piling segment.

Working capital fluctuations effect on cash

The seasonality of our business results in higher accounts receivable balances between December and early February during peak activity levels, which may result in an increase in our working capital requirements. Our working capital is also significantly affected by the timing of the completion of projects. In some cases, our customers are permitted to withhold payment of a percentage of the amount owing to us for a stipulated period of time (such percentage and time period is usually defined by the contract and in some cases provincial legislation). This amount acts as a form of security for our customers and is referred to as a “holdback”. Typically, we are only entitled to collect payment on holdbacks once substantial completion of the contract is performed, there are no outstanding claims by subcontractors or others related to work performed by us and we have met the time period specified by the contract (usually 45 days after completion of the work). However, in some cases, we are able to negotiate the progressive release of holdbacks as the job reaches various stages of completion. As at March 31, 2010, holdbacks totaled $3.9 million, down from $9.4 million as at March 31, 2009. Holdbacks represent 3.5% of our total accounts receivable as at March 31, 2010 (12.0% as at March 31, 2009). This decrease is attributable to the reduction of revenue in our Piling segment for the three months ended March 31, 2010 and March 31, 2009 compared to the same periods in the prior year. As at March 31, 2010, we carried $1.1 million in holdbacks for three large customers.*

Cash requirements

As at March 31, 2010, our cash balance of $103.0 million was $4.1 million higher than our cash balance at March 31, 2009. The change in cash balance reflects the timing of capital expenditures and the timing of processing change orders and payment certificates. Offsetting these outflows of cash was the cash inflow of $28.4 million, net of term facility repayments, secured through our amended and restated credit facility. In the event that we require additional funding, we believe that any such funding requirements would be satisfied by the funds available from our credit facility described immediately below.

Credit facility

We entered into an amended and restated credit agreement on June 24, 2009 with a syndicate of lenders that provided us with a credit facility, under which revolving loans, term loans and letters of credit may be issued. The facility will mature on June 8, 2011. The total credit facility remained unchanged at $125.0 million and included a $75.0 million Revolving Facility (the “Revolving Facility”) and a $50.0 million Term Facility (the “Term Facility”). The Term Facility commitments were available until August 31, 2009 and aggregate borrowings under this facility had to exceed $25.0 million. Any undrawn amount under the Term Facility, up to a maximum of $15.0 million, could be reallocated to the Revolving Facility. On August 31, 2009, the maximum undrawn portion of the Term Facility totaling $15.0 million was reallocated to the Revolving Facility resulting in Revolving Facility commitments of $90.0 million. The Term Facility includes scheduled mandatory principal payments while the funds available under the Revolving Facility are reduced by any outstanding letters of credit.

*	This paragraph contains forward-looking information. Please refer to “Forward-Looking Information and Risk Factors” for a discussion of the risks and uncertainties related to such information.

North American Energy Partners Inc.  Management’s Discussion and Analysis  43

As of March 31, 2010, the total credit facility included the $90.0 million Revolving Facility and the outstanding borrowings of $28.4 million (March 31, 2009 — $nil) under the non-revolving Term Facility, after the mandatory principal payments of $1.5 million in the quarter. As of March 31, 2010, we had issued $10.4 million (March 31, 2009 — $20.8 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. Our unused borrowing availability under the credit facility was $79.6 million at March 31, 2010.

Advances under the Revolving Facility may be repaid from time to time at our option. Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, we must make quarterly repayments on the Term Facility of $1.5 million through June 2011, with the balance due at that time. The credit facility, based on the type of borrowing, bears interest at the Canadian prime rate, the US dollar base rate, the Canadian bankers’ acceptance rate or the London interbank offered rate (US dollar LIBOR) (all such terms as used or defined in the credit facility) plus applicable margins. In each case, the applicable pricing margin depends on our current debt rating. For a discussion on our current debt rating refer to the “Debt Ratings” section of this Management’s Discussion and Analysis.

During the year ended March 31, 2010, financing fees of $1.1 million were incurred in connection with the modifications to the amended and restated credit agreement dated June 24, 2009. These fees were recorded as deferred financing costs and are amortized using the effective interest method over the remaining term of the agreement.

Included in the amended and restated credit agreement is an option to request an increase to the total revolving credit facility commitments if our requirements for providing letters of credit to our customers exceed $21.0 million. In that event we are permitted to request, on a one-time basis, an increase to the overall revolving credit facility by an amount up to the lesser of $25.0 million or the requested increase to the letters of credit by our customers.

Under the credit agreement, we are required to satisfy certain financial covenants, including an amended minimum interest coverage ratio. The interest coverage covenant is determined based on a ratio of Consolidated EBITDA (as defined within the credit agreement) to consolidated cash interest expense. Measured as of the last day of each fiscal quarter, on a trailing four-quarter basis, the interest coverage ratio shall not be less than 2.0 times at any time up to June 29, 2010 and shall not be less than 2.5 times any time thereafter.

Covenants remaining unchanged in the credit agreement include:

•

The senior leverage covenant, which is determined based on a ratio of senior debt to Consolidated EBITDA (as defined within the credit agreement). Measured as of the last day of each fiscal quarter on a trailing four-quarter basis, the senior leverage ratio shall not exceed 2.0 times.

•

The current ratio covenant is determined based on the ratio of current assets to current liabilities (as defined within the credit agreement). Measured as of the last day of each fiscal quarter, the current ratio shall not be less than 1.25 times.

Consolidated EBITDA is defined within the credit agreement. The amended and restated credit agreement clarifies the definition of Consolidated EBITDA to be the sum, without duplication, of (a) consolidated net income, (b) consolidated interest expense, (c) provision for taxes based on income, (d) total depreciation expense, (e) total amortization expense, (f) costs and expenses incurred by us in entering into the credit facility, (g) accrual of stock-based compensation expense to the extent not paid in cash or if satisfied by the issuance of new equity, (h) the non-cash currency translation losses or mark-to-market losses on any hedge agreement (defined in the credit agreement) or any embedded derivative, and (i) other non-cash items including goodwill impairment (other than any such non-cash item to the extent it represents an accrual of or reserve for cash expenditures in any future period) but only, in the case of clauses (b)-(i), to the extent deducted in the calculation of consolidated net income, less (i) the non-cash currency translation gains or mark-to-market gains on any hedge agreement or any embedded derivative to the extent added in the calculation of consolidated net income, and (ii) other non-cash items added in the calculation of consolidated net income (other than any such non-cash item to the extent it will result in the receipt of cash payments in any future period), all of the foregoing as determined on a consolidated basis in conformity with US GAAP. The clarification of the definition of Consolidated EBITDA (as defined within the credit agreement) did not change our measurement of Consolidated EBITDA.

The credit facility may be prepaid in whole or in part without penalty, except for bankers’ acceptances, which are not pre-payable prior to their maturity. However, the credit facility requires prepayments under various circumstances, such as with: (i) 100% of the net cash proceeds of certain asset dispositions, (ii) 100% of the net cash proceeds from our issuance of equity (unless the use of such securities’ proceeds is otherwise designated by the applicable offering document) and (iii) 100% of all casualty insurance and condemnation proceeds, subject to exceptions.

44  Management’s Discussion and Analysis  North American Energy Partners Inc.

Credit Agreement Renewal – April 2010

On April 30, 2010, we entered into an amended and restated credit agreement to extend the term of the credit facilities and increase the amount of the term loans. The new credit facilities provide for total borrowings of up to $163.4 million (previously $125.0 million) under which revolving loans, term loans and letters of credit may be issued. The Revolving Facility of $85.0 million (previously $90.0 million) was undrawn at closing. The new agreement includes two term facilities providing for borrowings of up to $78.4 million. At April 30, 2010, the Term A Facility and Term B Facility were both fully drawn at $28.4 million and $50.0 million, respectively. The new facilities mature on April 30, 2013.

Advances under the revolving credit facility may be repaid from time to time at our option. The term facilities include mandatory repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, we must make annual payments within 120 days of the end of our fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million.

The facilities bear interest on each prime loan at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in arrears and computed on the basis of a 365-day or 366-day year, as the case may be. Interest on US dollar LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360-day year, equal to the US dollar LIBOR rate with respect to such interest period plus the applicable pricing margin.

The new credit facilities are secured by a first priority lien on substantially all of our existing and after acquired property and contain customary covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or paying dividends or redeeming shares of capital stock. We are also required to meet certain financial covenants under the new credit agreement including: (i) Senior Leverage Ratio (Senior Leverage to Consolidated EBITDA) must be less than 2.0 times, (ii) Consolidated Interest Coverage Ratio (Consolidated EBITDA to Consolidated Interest Expense) must be greater than 2.5 times, and (iii) Current Ratio (Current Assets to Current Liabilities) must be greater than 1.25 times. Continued access to the facilities is not contingent on the maintenance of a specific credit rating.

Financing fees of approximately $1.0 million were incurred in connection with the amended and restated credit agreement, dated April 30, 2010 and were recorded as deferred financing costs.

Capital resources

We acquire our equipment requirements in three ways: capital expenditures, capital leases and operating leases. Capital expenditures require the outflow of cash for the full value of the equipment at the time of purchase. Capital leases, while not considered capital expenditures, are restricted under the terms of our credit agreement to a maximum of $30.0 million. Operating leases are not considered capital expenditures and are not restricted under the terms of our credit agreement.

We define our equipment requirements as either sustaining capital additions, those that are needed to keep our existing fleet of equipment at its optimal useful life through capital maintenance or replacement, or growth capital additions, those that are needed to perform larger or a greater number of projects.

A summary of equipment additions by nature and by period is shown in the table below:

	Three months ended March 31,			Year ended March 31,
(dollars in thousands)	2010	2009	Change	2010	2009	2008	2010 vs. 2009 Change	2010 vs. 2008 Change
Capital Expenditures
Sustaining	$4,823	$2,803	$2,020	$13,644	$13,467	$18,560	$177	$(4,916)
Growth	2,489	6,325	(3,836)	44,861	74,072	36,519	(29,211)	8,342

Total	$7,312	$9,128	$(1,816)	$58,505	$87,539	$55,079	$(29,034)	$3,426
Capital Leases
Sustaining	$418	$–	$418	$867	$3,056	$7,727	$(2,189)	$(6,860)
Growth	–	(4,244)	4,244	656	5,807	1,102	(5,151)	(446)

Total	$418	$(4,244)	$4,662	$1,523	$8,863	$8,829	$(7,340)	$(7,306)
Total Sustaining Capital Additions	$5,241	$2,803	$2,438	$14,511	$16,523	$26,287	$(2,012)	$(11,776)
Total Growth Capital Additions	$2,489	$2,081	$408	$45,517	$79,879	$37,621	$(34,362)	$7,896
Operating Leases	$30,501	$42,204	$(11,703)	$105,771	$127,410	$88,733	$(21,639)	$17,038

North American Energy Partners Inc.  Management’s Discussion and Analysis  45

The increase in sustaining capital additions for the three months ended March 31, 2010, compared to the same period in the previous year, is a result of the purchase of replacement maintenance equipment. The impact of the increase was mitigated by fewer equipment purchases due to lower activity volumes.

The reduction in growth capital expenditures for the three months and year ended March 31, 2010, compared to the same period in the prior year, reflects the impact of fewer development projects as a result of the current economic slowdown.

The decrease in operating leases, for both the three and twelve months ended March 31, 2010, compared to the same periods in the previous year, reflects the timing of scheduled equipment additions related to the Canadian Natural overburden project along with the impact of fewer development projects as a result of the current economic slowdown.

Capital Commitments

Contractual obligations and other commitments

Our principal contractual obligations relate to our long-term debt, capital and operating leases and supplier contracts. The following table summarizes our future contractual obligations, excluding interest payments, unless otherwise noted, as of March 31, 2010.

	Payments due by fiscal year
(dollars in thousands)	Total	2011	2012	2013	2014	2015 and after
Senior notes(1)	$203,120	$203,120	$–	$–	$–	$–
Term Facility	31,242	7,637	23,605	–	–	–
Capital leases (including interest)	14,561	5,734	5,209	2,987	462	169
Operating leases	195,667	62,862	52,999	37,899	25,942	15,965
Supplier contracts	54,185	11,467	13,616	13,616	13,226	2,260

Total contractual obligations	$498,775	$290,820	$95,429	$54,502	$39,630	$18,394

(1)

We previously entered into cross-currency and interest rate swaps, which represented an economic hedge of the 8 3/4% senior notes. At maturity, we were required to pay $263.0 million in order to retire these senior notes and the swaps. This amount reflected the fixed exchange rate of C$1.315=US$1.00 established as of November 26, 2003, the inception date of the swap contracts (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk regarding the cancellation of the US dollar interest rate swap effective February 2, 2009). We decided to exercise our early redemption option rights on senior notes, and as such, the senior notes were redeemed on April 28, 2010 using the proceeds from the 9.125% Series 1 Debenture issue and the amended term loan facility as stated in the “Liquidity and Capital Resources” section. At March 31, 2010, the carrying value of the derivative financial instruments related to 8 3/4% senior notes was $89.0 million, inclusive of the interest components.

Off-balance sheet arrangements

We have no off-balance sheet arrangements in place at this time.

Debt Ratings

Moody’s Investor Services, Inc. (“Moody’s”) and Standard & Poor’s Ratings Services, a division of the McGraw-Hill Companies, Inc. (“S&P”) affirmed our corporate credit ratings and the ratings on our 8 3/4% senior notes in March 2010 and April 2010, respectively. S&P increased our Outlook from ‘negative’ to ‘stable’. Both agencies also provided a rating for our new 9.125% Series 1 Senior Unsecured Debentures issued on April 7, 2010.

Our corporate credit ratings from these two agencies are as follows:

Category	Standard & Poor’s	Moody’s
Corporate Rating	B+ (‘stable’ outlook)	B2 (‘stable’ outlook)
8 3/4% Senior Notes	B+ (recovery rating of “4”)	B3 (LGD(1) rating of “5”)
9.125% Series 1 Debentures	B+ (recovery rating of “3”)	B3 (LGD(1) rating of “5”)

(1)	Loss Given Default

A credit rating is a current opinion of the credit worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium-term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The opinion evaluates the obligor’s capacity and willingness to meet its financial commitments as they come due and may assess terms, such as collateral security and subordination, which could affect ultimate payment in the event of default. A credit rating is not a statement of fact or recommendation to purchase, sell, or hold a financial obligation or make any investment decisions nor is it a comment regarding an issuer’s market price or suitability for a particular investor. A credit rating speaks only as of the date it is issued and can be revised upward or downward or withdrawn at any time by the issuing rating agency if it decides circumstances warrant a revision. We undertake no obligation to maintain our credit ratings or to advise investors of a change in ratings.

46  Management’s Discussion and Analysis  North American Energy Partners Inc.

A definition of the categories of each rating has been obtained from each respective rating organization’s website as outlined below:

Standard & Poor’s

An obligation rated B is regarded as having speculative characteristics, but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor’s capacity or willingness to meet its financial commitment on the obligation. The ratings from AA to CCC may be modified by the addition of a plus (+) or minus (-) sign to show relative standing within the major rating categories.

A recovery rating of “4” for the 8 3/4% Senior Notes indicates an expectation for an average of 30% to 50% recovery in the event of a payment default. A recovery rating of “3” for the 9.125% Series 1 Debentures indicates an expectation for an average of 50% to 70% recovery in the event of a payment default.

A Standard & Poor’s rating outlook assesses the potential direction of a long-term credit rating over the intermediate term (typically nine months to two years). In determining a rating outlook, consideration is given to any changes in the economic and/or fundamental business conditions. An outlook is not necessarily a precursor of a rating change or future CreditWatch action. A Stable outlook means that a rating is not likely to change.

Moody’s

Obligations rated B are considered speculative and are subject to high credit risk. Moody’s appends numerical modifiers to each generic rating classification from Aaa through C. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Loss Given Default (LGD) assessments are opinions about expected loss given default on fixed income obligations expressed as a percent of principal and accrued interest at the resolution of the default. An LGD assessment (or rate) is the expected LGD divided by the expected amount of principal and interest due at resolution. A LGD rating of “5” indicates a loss range of greater than or equal to 70% and less than 90%.

A Moody’s rating outlook is an opinion regarding the likely direction of an issuer’s rating over the medium term. Where assigned, rating outlooks fall into the following four categories: Positive (POS), Negative (NEG), Stable (STA), and Developing (DEV – contingent upon an event). In the few instances where an issuer has multiple ratings with outlooks of differing directions, an “(m)” modifier (indicating multiple, differing outlooks) will be displayed and Moody’s written research will describe any differences and provide the rationale for these differences. A RUR (Rating(s) Under Review) designation indicates that the issuer has one or more ratings under review for possible change and thus overrides the outlook designation. When an outlook has not been assigned to an eligible entity, NOO (No Outlook) may be displayed. A Stable outlook means that a rating is not likely to change.

Related Parties

We may receive consulting and advisory services provided by the principals or employees of companies owned or operated by certain of our directors with respect to the organization of our employee benefit and compensation arrangements and other matters. No fee is charged for these consulting and advisory services.

In order for these individuals to provide such advice and consulting, we provide them with reports, financial data and other information. This permits them to consult with and advise our management on matters relating to our operations, company affairs and finances. In addition, this permits them to visit and inspect any of our properties and facilities. These services are provided in the normal course of operations and are measured at the value of consideration established and agreed to by the related parties.

Additionally, we entered into a shared service agreement with our joint venture, Noramac Ventures Inc. There have been no transactions under this agreement during the year ended March 31, 2010.

There were no material related party transactions during the years ended March 31, 2010, 2009 and 2008. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

Internal Systems and Processes

Overview of information systems

We currently use JDE (Enterprise One) as our Enterprise Resource Planning (ERP) tool and deploy the financial system, payroll, procurement, job-costing and equipment maintenance modules from this tool. We supplement this functionality with either third-party software (for our estimating system) or in-house developed tools (for project management).

North American Energy Partners Inc.  Management’s Discussion and Analysis  47

The proper identification of costs is a critical part of our ability to recognize revenues and provide accurate management information for decision making. We continue to focus resources to address this in our ERP system through the automation of transactional activities. We continue to work on improving the process for tracking and reporting equipment and maintenance costs. We have seen some improvements in the identification and tracking of our procurement costs.

During the fiscal year ended March 31, 2010, we started the implementation of specific JDE modules based on the user-needs analysis and ERP system functionality assessment we completed in the prior year. As part of this analysis, we determined if we could implement additional modules in JDE or whether we needed to commence a review of industry-specific software to supplement our existing ERP functionality. Based on this analysis, we decided to implement project management software that would complement the functionality of JDE. We are in the process of proving if this software can be fully integrated into our ERP system.

During each of the interim periods ended June 30, 2009, September 30, 2009 and December 31, 2009, we identified an additional material weakness in ICFR, which is described below.

We did not maintain effective processes and controls specific to our reliance on the accuracy of data provided from third-party valuations specialists that is used to prepare our consolidated financial statements. Specifically, we did not maintain effective controls to validate the accuracy of a third-party valuation of our cross-currency and interest rate swaps related to our 8¾% senior notes. The accounts that could be affected by this deficiency are current portion of derivative financial instruments liabilities on the balance sheet and realized and unrealized loss (gain) on derivative financial instruments on the consolidated statements of operations and comprehensive income (loss). This material weakness in ICFR, which is isolated in nature, resulted in material errors in our interim financial statements prepared under Canadian GAAP as at and for the interim periods ended June 30, 2009, September 30, 2009 and December 31, 2009 that were not corrected prior to the original release of these financial statements. These material errors have been corrected in the United States and Canadian accounting policies differences note in the restated interim financial statements released on June 10, 2010. The errors arising from this material weakness in internal controls were detected and corrected as at March 31, 2010 through detective controls applied to the settlement of the cross-currency and interest rate swaps related to our 8¾% senior notes in April 2010. The Company has no further material reliance on data provided by third-party valuations specialists.

As discussed in the section Adjustments related to prior year financial statements, the financial statements for fiscal 2008 and fiscal 2009 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying a previously leased asset, which was identified during the preparation of our fiscal 2010 consolidated financial statements. This error arose as a result of the previously disclosed material weakness in ICFR related to the lack of sufficient accounting and finance personnel with an appropriate level of technical accounting knowledge and training commensurate with the complexity of our financial accounting and reporting requirements. We rectified this material weakness in fiscal 2009 by reorganizing the corporate accounting group and recruiting new staff with the appropriate experience and technical skills to prevent a reoccurrence of these issues.

Evaluation of disclosure controls and procedures

Our disclosure controls and procedures are designed to provide reasonable assurance that information we are required to disclose is recorded, processed, summarized and reported with the time periods specified under Canadian and US securities laws and include controls and procedures designed to ensure that information is accumulated and communicated to management, including the President and Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosures.

As of March 31, 2010, an evaluation was carried out under the supervision of and with the participation of management, including the President and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934, as amended, and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. Based on that evaluation, the President and Chief Executive Officer and the Chief Financial Officer concluded that as a result of the material weaknesses in our internal control over financial reporting (ICFR) discussed below the disclosure controls and procedures were not effective as of March 31, 2010.

Management’s Report on Internal Control over Financial Reporting (ICFR)

Internal control over financial reporting is a process designed to provide reasonable, but not absolute, assurance regarding the reliability of financial reporting and of the preparation of financial statements for external purposes in accordance with US GAAP and reconciled to Canadian GAAP. Management, including the President and Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate ICFR, as such term is defined in Rule 13a-15(e) under the US Securities Exchange Act of 1934 and in National Instrument 52-109 under the Canadian Securities Administrators Rules and Policies. A material weakness in ICFR exists if the deficiency is such that there is reasonable possibility that a material misstatement of our annual or interim consolidated financial statements will not be prevented or detected on a timely basis.

48  Management’s Discussion and Analysis  North American Energy Partners Inc.

Because of its inherent limitations, ICFR may not prevent or detect misstatements. Also, projections or any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2010, we assessed the effectiveness of the Company’s ICFR. In making this assessment, we used the criteria set forth in the Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). During this process we identified a continued material weakness in ICFR as described below and, as a result, we concluded that the Company’s ICFR is ineffective as of March 31, 2010.

Similar to the material weakness identified for the year ended March 31, 2009, we did not maintain effective processes and controls specific to revenue recognition. We did not effectively develop, communicate and implement sufficient monitoring controls over the completeness and accuracy of forecasts, including the consideration of project changes subsequent to the end of each reporting period. The accounts that could be affected by these deficiencies are revenue, project costs, unbilled revenue and billings in excess of costs incurred and estimated earnings on uncompleted contracts. This material weakness in ICFR, which is pervasive in nature, resulted in material errors in the financial statements that were corrected prior to release of the financial statements. Further, there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Notwithstanding the above mentioned weakness, we have concluded that the Consolidated Financial Statements included in this report fairly present the Company’s consolidated financial position and consolidated results of operations as of and for the fiscal year ending March 31, 2010.

KPMG LLP, the registered public accounting firm that audited the financial statements included in the annual report containing this disclosure has issued an attestation report on our internal control over financial reporting.

Material changes to internal controls over financial reporting and remediation plans

In response to the revenue recognition material weakness identified for the year ended March 31, 2009, we formalized our revenue recognition policy to assist in the understanding and consistent application of GAAP, developed and implemented a procedural manual to assist with applying the revenue recognition policy, designed new process-level controls and conducted staff training. These changes had a material effect on the Company’s ICFR during the year ended March 31, 2010.

In response to the continued material weakness in revenue recognition identified above, during the three months ended and subsequent to March 31, 2010, we put a dedicated project team in place, led by a senior member of our Finance team, to develop and implement standard business practices and controls specific to ensuring the accuracy of forecasts, including the consideration of project changes subsequent to the end of each reporting period. We will evaluate the effectiveness of these controls during the next fiscal year to determine if they adequately address our ability to recognize revenue in accordance with GAAP.

Significant Accounting Policies

Critical Accounting Estimates

Certain accounting policies require management to make significant estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Therefore, the determination of estimates requires the exercise of management’s judgment. Actual results could differ from those estimates and any differences may be material to our financial statements.

Revenue recognition

We perform our projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date.

The length of our contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

North American Energy Partners Inc.  Management’s Discussion and Analysis  49

Once a project is underway, we will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between us and a customer, we will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and

•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in our performance;

•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and

•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

Property, plant and equipment

The most significant estimates in accounting for property, plant and equipment are the expected useful life of the asset and the expected residual value. Most of our property, plant and equipment have long lives that can exceed 20 years with proper repair work and preventative maintenance. Useful life is measured in operating hours, excluding idle hours, and a depreciation rate is calculated for each type of unit. Depreciation expense is determined monthly based on daily actual operating hours. In determining the estimates of these useful lives, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets. On an annual basis, we re-assess our existing estimates of useful lives to ensure they match the anticipated life of the equipment from a revenue-producing perspective. If technological change happens more quickly or in a different way than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or we may record an impairment charge to write down the value of property, plant and equipment.

Another key estimate is the expected cash flows from the use of an asset and the expected disposal proceeds in applying ASC 360, “Property, Plant and Equipment”, on the impairment and disposal of long-lived assets. This standard requires the recognition of an impairment loss for a long-lived asset when changes in circumstances cause its carrying value to exceed the total undiscounted cash flows expected from its use and disposition. An impairment loss, if any, is determined as the excess of the carrying value of the asset over its fair value. The valuation of long-lived assets requires us to exercise judgment in the determination of an asset group and in making assumptions about future results, including revenue and cash flow projections for an asset group.

Allowance for doubtful accounts receivable

We regularly review our accounts receivable balances for each of our customers and we write down these balances to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when our customer has indicated an inability to pay, we were unable to communicate with our customer over an extended period of time and we have considered other methods to obtain payment without success. We determine estimates of the allowance for doubtful accounts on a customer-by-customer evaluation of collectability at each reporting date, taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and history.

50  Management’s Discussion and Analysis  North American Energy Partners Inc.

Goodwill impairment

Impairment is tested at the reporting unit level by comparing the reporting unit’s carrying amount to its fair value. The process of determining fair value is subjective and requires us to exercise judgment in making assumptions about future results, including revenue and cash flow projections at the reporting unit level and discount rates. We test goodwill annually on October 1. It is our intention to continue to complete goodwill impairment testing annually on October 1 going forward or whenever events or changes in circumstances indicate that impairment may exist. We completed our most recent annual goodwill impairment testing on October 1, 2009. This impairment test showed that the fair value of the Piling reporting unit exceeded its carrying values.

Financial instruments

In determining the fair value of financial instruments, we use a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of our financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

Recently Adopted Accounting Policies

The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC) 105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental US GAAP, except for SEC rules and interpretative releases which, for our company, are also authoritative US GAAP. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. The ASC was effective on September 15, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the effective date for one year, relative to non-financial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a non-recurring basis. This deferral applied to such items as non-financial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or non-financial long-lived asset groups measured at fair value for an impairment assessment. These remaining aspects of the fair value measurement standard were adopted by us prospectively beginning April 1, 2009.

Business combinations

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” (“SFAS 141R”), and in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business Combinations”. Effective on April 1, 2009, the standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree and any goodwill and establishes disclosure requirements that enable users of our financial statements to evaluate the nature and financial effects of the business combination. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd.

Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”)”, which is now a part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning April 1, 2009 and changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify

North American Energy Partners Inc.  Management’s Discussion and Analysis  51

and distinguish between the interests of the parent and the interests of the non-controlling owners. We prospectively adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets”. The guidance, now part of ASC 350, “Intangibles – Goodwill and Others”, and ASC 275, “Risks and Uncertainties”, applies to (i) intangible assets that are acquired individually or with a group of other assets and (ii) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must now consider their experience in renewing or extending similar arrangements or, in the absence of experience, must consider assumptions that market participants would use about renewal or extension. We adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Equity method investment accounting considerations

In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, now part of ASC 323, “Investments – Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. We adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. We adopted this standard effective July 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165 “Subsequent Events”) which requires SEC filers to evaluate subsequent events through the date the financial statements are issued. In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amended the guidance in ASC 855 to remove the requirement to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance did not have a material impact on our consolidated financial statements.

Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. The ASU clarifies that the quoted price for an identical liability should be used; however, if such information is not available, an entity may use the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered Level 1 fair value measurements. We adopted this ASU effective October 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Accounting and reporting for decreases in ownership of a subsidiary

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification”. The ASU clarifies that the scope of the decrease in ownership provisions included in ASC 810, “Consolidations” and related guidance applies to: (i) a subsidiary or a group of assets that is a business or a non-profit activity; (ii) a subsidiary that is a business or a non-profit activity that is transferred to an equity method investee or a joint venture; and (iii) an exchange of a group of assets that constitutes a business or non-profit activity for a non-controlling interest in an entity. The standard also clarifies that the decrease in ownership guidance does not apply to certain transactions, such as sales of in substance real estate or conveyance of oil and gas properties. We adopted this standard effective April 1, 2009 in conjunction with adoption of the non-controlling interest standard. The adoption of this standard did not have a material impact on our consolidated financial statements.

52  Management’s Discussion and Analysis  North American Energy Partners Inc.

Equity

In January 2010, the FASB issued ASU No. 2010-01, “Equity”, which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of earnings per share calculations. We adopted this ASU effective December 31, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Improving disclosures about fair value measurements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Level 1 and Level 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU is effective beginning on January 1, 2010, except for disclosures about purchases, sales, issuances and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective beginning on April  1, 2011. The adoption of this standard did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted

Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. This ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2010. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which amends ASC 810, “Consolidation”. The amendments give guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The amendments in this ASU are effective beginning on April 1, 2011. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Embedded credit derivatives

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives”, which clarifies that financial instruments that contain embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one instrument to another are not subject to bifurcation and separate accounting. The scope exception only applies to an embedded derivative feature that relates to subordination between tranches of debt issued by an entity and other features that relate to another type of risk must be evaluated for separation as an embedded derivative. The ASU is effective beginning on July 1, 2010, with early adoption permitted in first fiscal quarter beginning after March 5, 2010. We are currently evaluating the impact of this ASU on our consolidated financial statements.

Share based payment awards

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” which clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU will amend ASC 718, “Compensation - Stock Compensation” and it is effective beginning on April 1, 2011. We are currently evaluating the impact of this ASU on our consolidated financial statements.

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Recently Adopted Accounting Policies (Canadian GAAP)

Goodwill and intangible assets

Effective April 1, 2009, we adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets” and Section 3450, “Research and Development Costs” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. The adoption of this standard resulted in the reclassification for certain qualifying assets related to software from property, plant and equipment to intangible assets for all periods presented.

Business combinations

On July 1, 2009, we early adopted CICA Handbook Section 1582, “Business Combinations”, effective April 1, 2009. This section establishes standards for the accounting of business combinations and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is to be applied prospectively to business combinations with acquisition dates on or after April 1, 2009. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd.

Consolidated financial statements

On July 1, 2009, we early adopted CICA Handbook Section 1601, “Consolidated Financial Statements”, effective April 1, 2009. The new standard replaces Section 1600 “Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on our consolidated financial statements.

Non-controlling interests

On July 1, 2009, we early adopted CICA Handbook Section 1602, “Non-Controlling Interests”, effective April 1, 2009. The new standard establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on our consolidated financial statements.

Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”. The amendments apply only to entities that have adopted Section 1602. We early adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on our consolidated financial statements.

Financial instruments – recognition and measurement

Effective July 1, 2009, we adopted CICA amendments to Handbook Section 3855, “Financial Instruments – Recognition and Measurement” which add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. The adoption of these amendments did not have a material impact on our consolidated financial statements.

Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of these amendments did not have a material impact on our consolidated financial statements.

Recent Accounting Pronouncements Not Yet Adopted (Canadian GAAP)

Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. We are currently evaluating the impact of the amendments to the standard.

54  Management’s Discussion and Analysis  North American Energy Partners Inc.

Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. We are currently evaluating the impact of the amendments to the standard.

Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities”, as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements” and Section 1602, “Non-Controlling Interests”, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, provided that Section 1582 is also adopted. We are currently evaluating the impact of the amendments to the standard.

Multiple deliverable arrangements

In December 2009, the CICA issued Emerging Issues Committee (EIC) 175, “Multiple deliverable arrangements”. This abstract addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. For us, this abstract is effective on prospective basis to all revenue arrangements with multiple deliverables entered into or materially modified in the fiscal period beginning April 1, 2011. We are currently evaluating the impact of this abstract on our consolidated financial statements.

G. Forward-Looking Information and Risk Factors

Forward-Looking Information

This document contains forward-looking information that is based on expectations and estimates as of the date of this document. Our forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. Forward-looking information is information that does not relate strictly to historical or current facts and can be identified by the use of the future tense or other forward-looking words such as “believe”, “expect”, “anticipate”, “intend”, “plan”, “estimate”, “should”, “may”, “could”, “would”, “target”, “objective”, “projection”, “forecast”, “continue”, “strategy”, “intend”, “position” or the negative of those terms or other variations of them or comparable terminology.

Examples of such forward-looking information in this document include, but are not limited to, statements with respect to the following, each of which is subject to significant risks and uncertainties and is based on a number of assumptions which may prove to be incorrect:

(a)	our expectation that demand for recurring services will continue to be stable in the improving economic environment and that demand for recurring services will continue to grow, over the long-term, as existing oil sands mines progress and as new mines, such as Canadian Natural’s Horizon mine and Albian’s Jackpine mine, come on-line;

(b)	our expectation that the demand for new infrastructure to support a larger population coupled with government investment in infrastructure to stimulate the economy provides a strong outlook for infrastructure spending in Western Canada and in Ontario and our belief of our ability to capitalize on the expected growth in infrastructure projects;

(c)	our expectation that we will benefit from increased spending in the private sector, over the coming years, as the economy recovers from the downturn;

(d)	our expectation that in the near term the market for smaller pipeline projects and expansions will remain highly competitive given the current oversupply of contracting capacity and steady demand;

(e)	our expectation that commodity prices will continue improving in 2010;

(f)	our expectation for continued steady growth in recurring revenue from operating oil sands projects as activity levels increase at existing mines and new oil sands projects move from the capital development stage into the operational phase;

(g)	the amount of our expected backlog (which estimate assists us in planning our activity levels and may not be suitable for other purposes), to be performed and realized in the twelve months ending March 31, 2011;

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(h)	we expect to see demand for our services gradually strengthen as the year progresses;

(i)	our expectation that development opportunities will continue to expand with Exxon’s Kearl, ConocoPhillips’s Surmont and Suncor’s Firebag projects moving forward;

(j)	our expectation that there will be some short-term variability in the demand for recurring services in early fiscal 2011 and our expectation that demand will recover during the three months ending September 30, 2010 and remain stable through the balance of the year;

(k)	our expectation that the infrastructure associated with modifications to tailings disposal systems will generate opportunities for us to provide an expanded range of services in support of these initiatives and will become a significant revenue growth opportunity for us over time;

(l)	our expectation that we will be able complete our two new Pipeline contracts during fiscal 2011 and that we have mitigated our risk exposure in our new contracts;

(m)	our expectation that our Pipeline segment will return to profitability in fiscal 2011;

(n)	our expectation that we will see a gradual increase in opportunities for our Piling division as fiscal 2011 progresses and our expectation that demand improvement will continue in the commercial and public construction market as the year progresses;

(o)	our expectation that the economic conditions in Canada, led by Alberta, will continue to improve for several years to come;

(p)	our expectation that a renewal Collective Agreement will be ratified without any disruption to the Company’s operations;

(q)	our expectation that our capital needs in fiscal 2011 will be approximately $50-$75 million, but we could also increase our capital spend to approximately $100 million as a result of the availability of equipment from the recent bankruptcy of one of our competitors;

(r)	our operating and lease facilities and cash flow from operations will be sufficient to meet our capital requirements;

(s)	our lease capacity will be sufficient to meet our capital requirements in fiscal 2011; and

(t)	the seasonality of our business results may result in an increase in working capital requirements.

The forward-looking information in paragraphs (a), (b), (c), (d), (e), (f), (g), (h), (i), (j), (k), (m), (n), (o), (q), (r), (s), and (t) rely on certain market conditions and demand for our services and are based on the assumptions that: despite the slowdown in the global economy and tightening of credit conditions, we still expect to see strong demand for our recurring services as the oil sands continue to be an economically viable source of energy, our customers and potential customers continue to invest in the oil sands and other natural resource developments; our customers and potential customers will continue to outsource the type of activities for which we are capable of providing service; and the western Canadian economy continues to develop with additional investment in public construction; and are subject to the following risks and uncertainties, which could cause results to differ materially from those expressed in the forward-looking information contained in this MD&A, but are not limited to:

•	anticipated new major capital projects in the oil sands may not materialize;

•	demand for our services may be adversely impacted by regulations affecting the energy industry;

•	failure by our customers to obtain required permits and licenses may affect the demand for our services;

•

changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their capital investment in oil sands projects, which would, in turn, reduce our revenue from those customers;

•	reduced financing as a result of the tightening credit markets may affect our customers’ decisions to invest in infrastructure projects;

•

insufficient pipeline, upgrading and refining capacity or lack of sufficient governmental infrastructure to support growth in the oil sands region could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers;

•	a change in strategy by our customers to reduce outsourcing could adversely affect our results;

•	cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers;

•	because most of our customers are Canadian energy companies, a further downturn in the Canadian energy industry could result in a decrease in the demand for our services;

56  Management’s Discussion and Analysis  North American Energy Partners Inc.

•	shortages of qualified personnel or significant labour disputes could adversely affect our business; and

•	unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The forward-looking information in paragraphs (a), (b), (c), (d), (f), (g), (h), (i), (j), (k), (l), (m), (n), (p), (q), (r), (s) and (t) rely on our ability to execute our growth strategy and are based on the assumptions that the management team can successfully manage the business; we can maintain and develop our relationships with our current customers; we will be successful in developing relationships with new customers; we will be successful in the competitive bidding process to secure new projects; we will identify and implement improvements in our maintenance and fleet management practices; we will be able to benefit from an increased recurring revenue base tied to the operational activities of the oil sands; we will be able to access sufficient funds to finance our capital growth; and are subject to the risks and uncertainties that:

•	continued reduced demand for oil and other commodities as a result of slowing market conditions in the global economy may result in reduced oil production and a decline in oil prices;

•	if we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired;

•	we are dependent on our ability to lease equipment and a tightening of this form of credit could adversely affect our ability to bid for new work and/or supply some of our existing contracts;

•	our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals;

•	our customer base is concentrated and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition;

•	lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs;

•	our operations are subject to weather-related factors that may cause delays in our project work; and

•	environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

While we anticipate that subsequent events and developments may cause our views to change, we do not have an intention to update this forward-looking information, except as required by applicable securities laws. This forward-looking information represents our views as of the date of this document and such information should not be relied upon as representing our views as of any date subsequent to the date of this document. We have attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. These factors are not intended to represent a complete list of the factors that could affect us. See “Risk Factors” below and risk factors highlighted in materials filed with the securities regulatory authorities filed in the United States and Canada from time to time, including, but not limited to, our most recent Annual Information Form.

Risk Factors

Anticipated new major capital projects in the oil sands may not materialize.

Notwithstanding the National Energy Board’s estimates regarding new capital investment and growth in the Canadian oil sands, planned and anticipated capital projects in the oil sands may not materialize. The underlying assumptions on which the capital projects are based are subject to significant uncertainties, and actual capital investments in the oil sands could be significantly less than estimated. Projected investments in new capital projects may be postponed or cancelled for any number of reasons, including among others:

•	reductions in available credit for customers to fund capital projects;

•	changes in the perception of the economic viability of these projects;

•	shortage of pipeline capacity to transport production to major markets;

•	lack of sufficient governmental infrastructure funding to support growth;

•	delays in issuing environmental permits or refusal to grant such permits;

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•	shortage of skilled workers in this remote region of Canada; and

•	cost overruns on announced projects.

Because most of our customers are Canadian energy companies, a downturn in the Canadian energy industry could result in a decrease in the demand for our services.

Most of our customers are Canadian energy companies. A downturn in the Canadian energy industry is leading our customers to slow down or curtail their future capital expansion which, in turn, has reduced our revenue from those customers on their capital projects. The continuation of such a delay or curtailment could have an adverse impact on our financial condition and results of operations. In addition, a reduction in the number of new oil sands capital projects by customers would also likely result in increased competition among oil sands service providers, which could also reduce our ability to successfully bid for new capital projects.

Changes in our customers’ perception of oil prices over the long-term could cause our customers to defer, reduce or stop their investment in oil sands capital projects, which would, in turn, reduce our revenue from capital projects from those customers.

Due to the amount of capital investment required to build an oil sands project, or construct a significant capital expansion to an existing project, investment decisions by oil sands operators are based upon long-term views of the economic viability of the project. Economic viability is dependent upon the anticipated revenues the capital project will produce, the anticipated amount of capital investment required and the anticipated fixed cost of operating the project. The most important consideration is the customer’s view of the long-term price of oil which is influenced by many factors, including the condition of developed and developing economies and the resulting demand for oil and gas, the level of supply of oil and gas, the actions of the Organization of Petroleum Exporting Countries, governmental regulation, political conditions in oil producing nations, including those in the Middle East, war or the threat of war in oil producing regions and the availability of fuel from alternate sources. If our customers believe the long-term outlook for the price of oil is not favourable, or believes oil-sands projects are not viable for any other reason, they may delay, reduce or cancel plans to construct new oil sands capital projects or capital expansions to existing projects. Recently, the market price of oil decreased significantly. In addition, the slowing world economy is leading to lower international demand for oil, which could continue to suppress oil prices. As a result of these developments, many of our customers have decided to scale back their capital development plans and are significantly reducing their capital expenditures on oil sands projects. Delays, reductions or cancellations of major oil sands projects would adversely affect our prospects for revenues from capital projects and could have an adverse impact on our financial condition and results of operations.

Cost overruns by our customers on their projects may cause our customers to terminate future projects or expansions which could adversely affect the amount of work we receive from those customers.

Oil sands development projects require substantial capital expenditures. In the past, several of our customers’ projects have experienced significant cost overruns, impacting their returns. If cost overruns continue to challenge our customers, they could reassess future projects and expansions which could adversely affect the amount of work we receive from our customers.

A change in strategy by our customers to reduce outsourcing could adversely affect our results.

Outsourced Heavy Construction and Mining services constitute a large portion of the work we perform for our customers. For example, our mining and site preparation project revenues constituted approximately 88%, 74% and 63% of our revenues in each of the years ended March 31, 2010, 2009 and 2008, respectively. The election by one or more of our customers to perform some or all of these services themselves, rather than outsourcing the work to us, could have a material adverse impact on our business and results of operations. Certain customers perform some of this work internally and may choose to expand on the use of internal resources to complete this work. Additionally, the recent tightening of the credit market and worldwide economic downturn may result in our customers reducing their spending on outsourced mining and site preparation services if they believe they can perform this work in a more cost effective and efficient manner using their internal resources.

Until we establish and maintain effective internal controls over financial reporting, we cannot assure you that we will have appropriate procedures in place to eliminate future financial reporting inaccuracies and avoid delays in financial reporting.

We have identified a material weakness in our financial reporting processes and internal controls specific to revenue recognition in our most recent “Management’s Report on Internal Controls over Financial Reporting (ICFR)”. As a result, there can be no assurance that we will be able to generate accurate financial reports in a timely manner. Failure to do so would cause us to violate the US and Canadian securities regulations with respect to reporting requirements in the future, as well as the covenants applicable to our indebtedness. This could, in turn, have a material adverse effect on our business and financial condition. Until we establish and maintain effective internal controls and procedures for financial reporting, we may not have appropriate measures in place to eliminate financial statement inaccuracies and avoid delays in financial reporting.

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Demand for our services may be adversely impacted by regulations affecting the energy industry.

Our principal customers are energy companies involved in the development of the oil sands and in natural gas production. The operations of these companies, including their mining operations in the oil sands, are subject to or impacted by a wide array of regulations in the jurisdictions where they operate, including those directly impacting mining activities and those indirectly affecting their businesses, such as applicable environmental laws and climate change laws. As a result of changes in regulations and laws relating to the energy production industry, including the operation of mines, our customers’ operations could be disrupted or curtailed by governmental authorities or the market for their products could be adversely impacted. The high cost of compliance with applicable regulations or the reduction and demand for our customers’ products may cause customers to discontinue or limit their operations, and may discourage companies from continuing development activities. As a result, demand for our services could be substantially affected by regulations adversely impacting the energy industry.

Our customer base is concentrated, and the loss of or a significant reduction in business from a major customer could adversely impact our financial condition.

Most of our revenue comes from the provision of services to a small number of major oil sands mining companies. Revenue from our five largest customers represented approximately 88%, 74% and 63% of our total revenue for 2010, 2009 and 2008, respectively, and those customers are expected to continue to account for a significant percentage of our revenues in the future. In addition, the majority of our Pipeline revenues in the previous fiscal years resulted from work performed for one customer. If we lose or experience a significant reduction of business from one or more of our significant customers, we may not be able to replace the lost work with work from other customers. Our long-term contracts typically allow our customers to unilaterally reduce or eliminate the work which we are to perform under the contract. Our contracts also generally allow the customer to terminate the contract without cause and, in many cases, with minimal or no notice to us. Additionally, certain of these contracts provide for limited compensation following such suspension or termination operations and we can provide no assurance that we could replace the lost work with work from other customers. The loss of or significant reduction in business with one or more of our major customers, whether as a result of the completion, early termination or suspension of a contract, or failure or inability to pay amounts owed to us, could have a material adverse effect on our business and results of operations.

Failure by our customers to obtain required permits and licenses due to complex and stringent environmental protection laws and regulations may affect the demand for our services.

The development of the oil sands requires our customers to obtain regulatory and other permits and licenses from various governmental licensing bodies. Our customers may not be able to obtain all necessary permits and licenses that may be required for the development of the oil sands on their properties. In such a case, our customers’ projects will not proceed, thereby adversely impacting demand for our services.

Lack of sufficient governmental infrastructure to support the growth in the oil sands region could cause our customers to delay, reduce or cancel their future expansions, which would, in turn, reduce our revenue from those customers.

The development in the oil sands region has put a great strain on the existing government infrastructure, necessitating substantial improvements to accommodate growth in the region. The local government having responsibility for a majority of the oil sands region has been exceptionally impacted by this growth and is not currently in a position to provide the necessary additional infrastructure. In an effort to delay further development until infrastructure funding issues are resolved, the local governmental authority has previously intervened in hearings considering applications by major oil sands companies to the Energy Resources Conservation Board (“ERCB”), formerly the Energy and Utilities Board (EUB), for approval to expand their operations. Similar action could be taken with respect to any future applications. The ERCB has indicated that it believes that additional infrastructure investment in the oil sands region is needed and that there is a short window of opportunity to make these investments in parallel with continued oil sands development. If the necessary infrastructure is not put in place, future growth of our customers’ operations could be delayed, reduced or cancelled which could in turn adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Significant labour disputes could adversely affect our business.

Substantially all of our hourly employees are subject to collective bargaining agreements to which we are a party or are otherwise subject. Any work stoppage resulting from a strike or lockout could have a material adverse effect on our business, financial condition and results of operations. In addition, our customers employ workers under collective bargaining agreements. Any work stoppage or labour disruption experienced by our key customers could significantly reduce the amount of our services that they need.

An upturn in the Canadian economy, resulting in an increased demand for our services from the Canadian energy industry, could lead to a new shortage of qualified personnel.

From fiscal 2007 through the first nine months of fiscal 2009, Alberta, and in particular the oil sands area, experienced significant economic growth which resulted in a shortage of skilled labour and other qualified personnel. New mining projects in the area made it more difficult for us and our customers to find and hire all the employees required to work on these projects. If the economy returns to these previous growth levels and we are not able to recruit and retain

North American Energy Partners Inc.  Management’s Discussion and Analysis  59

sufficient numbers of employees with the appropriate skills, we may not be able to satisfy an increased demand for our services. This in turn, could have a material adverse effect on our business, financial condition and results of operation. If our customers are not able to recruit and retain enough employees with the appropriate skills, they may be unable to develop projects in the oils sands area.

If we are unable to obtain surety bonds or letters of credit required by some of our customers, our business could be impaired.

We are at times required to post a bid or performance bond issued by a financial institution, known as a surety, to secure our performance commitments. The surety industry experiences periods of unsettled and volatile markets, usually in the aftermath of substantial loss exposures or corporate bankruptcies with significant surety exposure. Historically, these types of events have caused reinsurers and sureties to re-evaluate their committed levels of underwriting and required returns. If for any reason, whether because of our financial condition, our level of secured debt or general conditions in the surety bond market, our bonding capacity becomes insufficient to satisfy our future bonding requirements, our business and results of operations could be adversely affected.

Some of our customers require letters of credit to secure our performance commitments. Our April 30, 2010 amended and restated credit agreement provides for the issuance of letters of credit up to $85.0 million, and at June 10, 2010, we had $14.4 million of issued letters of credit outstanding. One of our major contracts allows the customer to require up to $50.0 million in letters of credit. If we were unable to provide letters of credit in the amount requested by this customer, we could lose business from such customer and our business and cash flow would be adversely affected. If our capacity to issue letters of credit under our revolving credit facility and our cash on hand is insufficient to satisfy our customer’s requirements, our business and results of operations could be adversely affected.

Insufficient pipeline, upgrading and refining capacity could cause our customers to delay, reduce or cancel plans to construct new oil sands projects or expand existing projects, which would, in turn, reduce our revenue from those customers.

For our customers to operate successfully in the oil sands, they must be able to transport the bitumen produced to upgrading facilities and transport the upgraded oil to refineries. Some oil sands projects have upgraders at mine site and others transport bitumen to upgraders located elsewhere. While current pipeline and upgrading capacity is sufficient for current production, future increases in production from new oil sands projects and expansions to existing projects will require increased upgrading and pipeline capacity. If these increases do not materialize, whether due to inadequate economics for the sponsors of such projects, shortages of labour or materials or any other reason, our customers may be unable to efficiently deliver increased production to market and may therefore delay, reduce or cancel planned capital investment. Such delays, reductions or cancellations of major oil sands projects would adversely affect our prospects and could have a material adverse impact on our financial condition and results of operations.

Lump-sum and unit-price contracts expose us to losses when our estimates of project costs are lower than actual costs.

Approximately 39%, 29% and 44% of our revenue for the years ended March 31, 2010, 2009 and 2008, respectively, was derived from lump-sum and unit-price contracts. Lump-sum and unit-price contracts require us to guarantee the price of the services we provide and thereby expose us to losses if our estimates of project costs are lower than the actual project costs we incur. Our profitability under these contracts is dependent upon our ability to accurately predict the costs associated with our services. The costs we actually incur may be affected by a variety of factors beyond our control. Factors that may contribute to actual costs exceeding estimated costs and which therefore affect profitability include, without limitation:

•	site conditions differing from those assumed in the original bid;

•	scope modifications during the execution of the project;

•	the availability and cost of skilled workers;

•	the availability and proximity of materials;

•	unfavourable weather conditions hindering productivity;

•	inability or failure of our customers to perform their contractual commitments;

•	equipment availability, productivity and timing differences resulting from project construction not starting on time; and

•	the general coordination of work inherent in all large projects we undertake.

When we are unable to accurately estimate the costs of lump-sum and unit-price contracts, or when we incur unrecoverable cost overruns, the related projects result in lower margins than anticipated or may incur losses, which could adversely impact our results of operations, financial condition and cash flow.

60  Management’s Discussion and Analysis  North American Energy Partners Inc.

Our substantial debt could adversely affect us, make us more vulnerable to adverse economic or industry conditions and prevent us from fulfilling our debt obligations.

We have a substantial amount of debt outstanding and significant debt service requirements. As of March 31, 2010, we had outstanding $477.3 million of debt14, including $13.4 million of capital leases. We also had cross-currency and interest rate swaps with a balance sheet liability of $81.1 million as of March 31, 2010. These swaps are secured equally and ratably with our Revolving Facility. Our substantial indebtedness could have serious consequences, such as:

•	limiting our ability to obtain additional financing to fund our working capital, capital expenditures, debt service requirements, potential growth or other purposes;

•	limiting our ability to use operating cash flow in other areas of our business;

•	limiting our ability to post surety bonds required by some of our customers;

•	placing us at a competitive disadvantage compared to competitors with less debt;

•	increasing our vulnerability to, and reducing our flexibility in planning for, adverse changes in economic, industry and competitive conditions; and

•

increasing our vulnerability to increases in interest rates because borrowings under our revolving credit facility and payments under some of our equipment leases are subject to variable interest rates.

The potential consequences of our substantial indebtedness make us more vulnerable to defaults and place us at a competitive disadvantage. Further, if we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to achieve on commercially reasonable terms, if at all.

The terms of our debt agreements may restrict our current and future operations, particularly our ability to respond to changes in our business or take certain actions.

Our amended and restated credit agreement facility and the trust indenture governing our Series 1 Debentures limit, among other things, our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt, issue certain equity securities or enter into sale and leaseback transactions;

•	pay dividends or distributions on our shares or repurchase our shares, redeem subordinated debt or make other restricted payments;

•	incur dividend or other payment restrictions affecting certain of our subsidiaries;

•	issue equity securities of subsidiaries;

•	make certain investments or acquisitions;

•	create liens on our assets;

•	enter into transactions with affiliates;

•	consolidate, merge or transfer all or substantially all of our assets; and

•	transfer or sell assets, including shares of our subsidiaries.

Our credit agreement also requires us, and our future credit agreements may require us, to maintain specified financial ratios and satisfy specified financial tests, some of which become more restrictive over time. Our ability to meet these financial ratios and tests can be affected by events beyond our control, and we may be unable to meet those tests.

As a result of these covenants, our ability to respond to changes in business and economic conditions and to obtain additional financing, if needed, may be significantly restricted, and we may be prevented from engaging in transactions that might otherwise be considered beneficial to us. The breach of any of these covenants could result in an event of default under our revolving credit facility or any future credit facilities or under the indenture governing our notes. Under our credit agreement, our failure to pay certain amounts when due to other creditors, including to certain equipment lessors, or the acceleration of such other indebtedness, would also result in an event of default. Upon the occurrence of an event of default under our revolving credit facility or future credit facilities, the lenders could elect to stop lending to us or declare all amounts outstanding under such credit facilities to be immediately due and payable. Similarly, upon the occurrence of an event of default under the trust indenture governing our Series 1 Debentures the outstanding principal and accrued interest on the notes may become immediately due and payable. If amounts outstanding under such credit agreements and the trust indenture were to be accelerated, or if we were not able to borrow under our revolving credit facility, we could become insolvent or be forced into insolvency proceedings and you could lose your investment in us.

[14]	Debt includes all liabilities with the exception of future income taxes

North American Energy Partners Inc.  Management’s Discussion and Analysis  61

Our business is highly competitive and competitors may outbid us on major projects that are awarded based on bid proposals.

We compete with a broad range of companies in each of our markets. Many of these competitors are substantially larger than we are. In addition, we expect the anticipated growth in the oil sands region will attract new and sometimes larger competitors to enter the region and compete against us for projects. This increased competition may adversely affect our ability to be awarded new business.

Approximately 80% of the major projects that we pursue are awarded to us based on bid proposals, and projects are typically awarded based in large part on price. We often compete for these projects against companies that have substantially greater financial and other resources than we do and therefore can better bear the risk of under pricing projects. We also compete against smaller competitors that may have lower overhead cost structures and, therefore, may be able to provide their services at lower rates than we can. Our business may be adversely impacted to the extent that we are unable to successfully bid against these companies. The loss of existing customers to our competitors or the failure to win new projects could materially and adversely affect our business and results of operations.

A significant amount of our revenue is generated by providing non-recurring services.

More than 27% of our revenue for the year ended March 31, 2010 was derived from projects which we consider to be non-recurring. This revenue primarily relates to site preparation and Piling services provided for the construction of extraction, upgrading and other oil sands mining infrastructure projects.

Unanticipated short-term shutdowns of our customers’ operating facilities may result in temporary cessation or cancellation of projects in which we are participating.

The majority of our work is generated from the development, expansion and ongoing maintenance of oil sands mining, extraction and upgrading facilities. Unplanned shutdowns of these facilities due to events outside our control or the control of our customers, such as fires, mechanical breakdowns and technology failures, could lead to the temporary shutdown or complete cessation of projects in which we are working. When these events have happened in the past, our business has been adversely affected. Our ability to maintain revenues and margins may be affected to the extent these events cause reductions in the utilization of equipment.

Our ability to grow our operations in the future may be hampered by our inability to obtain long lead time equipment and tires, which can be in limited supply during strong economic times.

Our ability to grow our business is, in part, dependent upon obtaining equipment on a timely basis. Due to the long production lead times of suppliers of large mining equipment during strong economic times, we may have to forecast our demand for equipment many months or even years in advance. If we fail to forecast accurately, we could suffer equipment shortages or surpluses, which could have a material adverse impact on our financial condition and results of operations.

In strong economic times, global demand for tires of the size and specifications we require can exceed the available supply. Our inability to procure tires to meet the demands for our existing fleet as well as to meet new demand for our services could have an adverse effect on our ability to grow our business.

We may not be able to generate sufficient cash flow to meet our debt service and other obligations due to events beyond our control.

Our ability to generate sufficient operating cash flow to make scheduled payments on our indebtedness and meet other capital requirements will depend on our future operating and financial performance. Our future performance will be impacted by a range of economic, competitive and business factors that we cannot control, such as general economic and financial conditions in our industry or the economy generally.

A significant reduction in operating cash flows resulting from changes in economic conditions, increased competition, reduced work or other events could increase the need for additional or alternative sources of liquidity and could have a material adverse effect on our business, financial condition, results of operations, prospects and our ability to service our debt and other obligations. If we are unable to service our indebtedness, we will be forced to adopt an alternative strategy that may include actions such as selling assets, restructuring or refinancing our indebtedness, seeking additional equity capital or reducing capital expenditures. We may not be able to affect any of these alternative strategies on satisfactory terms, if at all, or they may not yield sufficient funds to make required payments on our indebtedness.

Our operations are subject to weather-related factors that may cause delays in our project work.

Because our operations are located in Western Canada and Northern Ontario, we are often subject to extreme weather conditions. While our operations are not significantly affected by normal seasonal weather patterns, extreme weather, including heavy rain and snow, can cause delays in our project work, which could adversely impact our results of operations.

62  Management’s Discussion and Analysis  North American Energy Partners Inc.

Environmental laws and regulations may expose us to liability arising out of our operations or the operations of our customers.

Our operations are subject to numerous environmental protection laws and regulations that are complex and stringent. We regularly perform work in and around sensitive environmental areas such as rivers, lakes and forests. Significant fines and penalties may be imposed on us or our customers for noncompliance with environmental laws and regulations, and our contracts generally require us to indemnify our customers for environmental claims suffered by them as a result of our actions. In addition, some environmental laws impose strict, joint and several liability for investigative and remediation costs in relation to releases of harmful substances. These laws may impose liability without regard to negligence or fault. We also may be subject to claims alleging personal injury or property damage if we cause the release of, or any exposure to, harmful substances.

We own or lease, and operate, several properties that have been used for a number of years for the storage and maintenance of equipment and other industrial uses. Fuel may have been spilled, or hydrocarbons or other wastes may have been released on these properties. Any release of substances by us or by third parties who previously operated on these properties may be subject to laws which impose joint and several liability for clean-up, without regard to fault, on specific classes of persons who are considered to be responsible for the release of harmful substances into the environment.

Our projects expose us to potential professional liability, product liability, warranty or other claims.

We install deep foundations, often in congested and densely populated areas, and provide construction management services for significant projects. Notwithstanding the fact that we generally will not accept liability for consequential damages in our contracts, any catastrophic occurrence in excess of insurance limits at projects where our structures are installed or services are performed could result in significant professional liability, product liability, warranty or other claims against us. Such liabilities could potentially exceed our current insurance coverage and the fees we derive from those services. A partially or completely uninsured claim, if successful and of a significant magnitude, could result in substantial losses.

We may not be able to achieve the expected benefits from any future acquisitions, which would adversely affect our financial condition and results of operations.

We intend to pursue selective acquisitions as a method of expanding our business. However, we may not be able to identify or successfully bid on businesses that we might find attractive. If we do find attractive acquisition opportunities, we might not be able to acquire these businesses at a reasonable price. If we do acquire other businesses, we might not be able to successfully integrate these businesses into our then-existing business. We might not be able to maintain the levels of operating efficiency that acquired companies will have achieved or might achieve separately. Successful integration of acquired operations will depend upon our ability to manage those operations and to eliminate redundant and excess costs. Because of difficulties in combining operations, we may not be able to achieve the cost savings and other size-related benefits that we hoped to achieve through these acquisitions. Any of these factors could harm our financial condition and results of operations.

Aboriginal peoples may make claims against our customers or their projects regarding the lands on which their projects are located.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of Western Canada. Any claims that may be asserted against our customers, if successful, could have an adverse effect on our customers which may, in turn, negatively impact our business.

Reduced availability or increased cost of leasing our equipment fleet could adversely affect our results

A portion of our equipment fleet is currently leased from third parties. Further, we anticipate leasing substantial amounts of equipment to meet equipment acquisition commitments related to our long-term overburden removal contract in the upcoming fiscal year. Other future projects may require us to lease additional equipment. If equipment lessors are unable or unwilling to provide us with reasonable lease terms within our expectations, it will significantly increase the cost of leasing equipment or may result in more restrictive lease terms that require recognition of the lease as a capital lease. We are actively pursuing new lessor relationships to dilute our exposure to the loss of one or more of our lessors.

Quantitative and Qualitative Disclosures about Market Risk

Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. At March 31, 2010 we had 8 3/4% senior notes denominated in US dollars in the amount of US$200.0 million. In order to reduce our exposure to changes in the United States to Canadian dollar exchange rate, we entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, we also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap. These derivative financial instruments were not designated as hedges for accounting purposes. At March 31, 2010 and March 31, 2009, the notional principal amount of the cross-currency swap was US$200.0 million and Canadian $263.0 million.

North American Energy Partners Inc.  Management’s Discussion and Analysis  63

On December 17, 2008, we received notice that all three swap counterparties had exercised the cancellation option on the US dollar interest rate swap and, effective February 2, 2009, the US dollar interest rate swap was terminated. Our Canadian dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remained in effect at March 31, 2010. We will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until December 1, 2011. Beginning March 1, 2009, we received quarterly floating rate payments in US dollars on the cross-currency swap agreement at the prevailing three-month US dollar LIBOR rate plus a spread of 4.2% on the notional amount of US $200.0 million.

As a result of the cancellation of the US dollar interest rate swap, we are exposed to changes in the value of the Canadian dollar versus the US dollar. To the extent that the three-month US dollar LIBOR rate is less than 4.6% (the difference between the 8 3/4% senior notes coupon and the 4.2% spread over three month US dollar LIBOR on the cross-currency swap agreement), we will have to acquire US dollars to fund a portion of our semi-annual coupon payment on our 8 3/4% senior notes. At the three-month US dollar LIBOR rate of 0.268% at March 31, 2010, a $0.01 increase (decrease) in exchange rates in the Canadian dollar would result in an insignificant decrease (increase) in the amount of Canadian dollars required to fund each semi-annual coupon payment.

At March 31, 2010, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian dollar to the US dollar related to the US dollar denominated 8 3/4% senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.9 million, net of tax. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the US dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.9 million, net of tax. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

As discussed in the “Liquidity and Capital Resources” section, all of our US dollar denominated 8 3/4% senior notes were redeemed in April 2010 and the associated swap agreements were terminated. As a result of these transactions, we are no longer exposed to foreign exchange risk with respect to our long-term debt, interest payments or cross-currency and interest rate swap obligations.

We also regularly transact in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. We may fix our exposure in either the Canadian dollar or the US dollar for these short-term transactions, if material.

Interest rate risk

We are exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of our financial instruments. Amounts outstanding under our amended credit facilities are subject to a floating rate. Our 8 3/4% senior notes and 9.125% Series 1 Debentures are subject to a fixed rate. Our interest rate risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable rate borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as our debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. We may use derivative instruments to manage interest rate risk. We manage our interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

We also entered into a US dollar interest rate swap and a Canadian dollar interest rate swap with the net effect of economically converting the 8.75% rate payable on the 8 3/4% senior notes into a Canadian fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes. As a result of the US dollar interest rate swap cancellation, we are exposed to changes in interest rates. We have a fixed semi-annual coupon payment of 8.75% on our US$200.0 million senior notes. With the termination of the US dollar interest rate swap, we no longer receive fixed US dollar payments from the counterparties to offset the coupon payment on our 8 3/4% senior notes. As a result of this termination, our effective annual interest costs at the current US dollar LIBOR rate will increase US$8.6 million. In addition, we are now exposed to interest rate risk where a 100 basis point increase (decrease) in the three-month US dollar LIBOR rate will result in a US$2.0 million decrease (increase) in effective annual interest costs. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $2.4 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to US interest rates would impact the fair value of the interest rate swaps by $0.2 million, net of tax, with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to US interest rate volatility would have no impact on the fair value of the interest rate swaps.

64  Management’s Discussion and Analysis  North American Energy Partners Inc.

As discussed in the “Liquidity and Capital Resources” section, our US dollar denominated 8 3/4% senior notes were fully redeemed in April 2010 and the associated swap agreements were terminated. As a result of these transactions, we are no longer exposed to cash flow interest rate risk with respect to the interest payments associated with our swap agreements.

At March 31, 2010, we held $28.4 million of floating rate debt pertaining to our term facility within our amended and restated credit agreement dated June 24, 2009 (March 31, 2009 – $nil). As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt would result in a $0.3 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2010.

As discussed in the “Liquidity and Capital Resources” section, we entered into an amended and restated credit agreement effective April 30, 2010. In addition to extending the maturity of the facility to April 2013, the new credit facilities included an $85.0 million Revolving Facility, a $28.4 million Term A Facility and a $50.0 million Term B Facility. At April 30, 2010, the Revolving Facility had no borrowings outstanding and $10.4 million of issued and undrawn letters of credit. The Term A Facility and Term B Facility were fully drawn, resulting in $78.4 million of floating rate debt. Holding all other variables constant, a 100 basis point increase (decrease) to interest rates on this floating rate debt would result in a $0.8 million increase (decrease) in annual interest expense.

H. General Matters

History and Development of the Company

NACG Holdings Inc. (NACG) was formed in October 2003 in connection with the Acquisition discussed below. Prior to the Acquisition, NACG had no operations or significant assets and the Acquisition was primarily a change of ownership of the businesses acquired.

On October 31, 2003, two wholly owned subsidiaries of NACG, as the buyers, entered into a purchase and sale agreement with Norama Ltd. and one of its subsidiaries, as the sellers. On November 26, 2003, pursuant to the purchase and sale agreement, Norama Ltd. sold to the buyers the businesses comprising North American Construction Group. The businesses we acquired from Norama Ltd. have been in operation since 1953. Subsequent to the Acquisition, we have operated the businesses in substantially the same manner as prior to the Acquisition.

On November 28, 2006, prior to the consummation of the IPO discussed below, NACG amalgamated with its wholly owned subsidiaries, NACG Preferred Corp. and North American Energy Partners Inc. The amalgamated entity continued under the name North American Energy Partners Inc. The voting common shares of the new entity, North American Energy Partners Inc., were the shares sold in the IPO and related secondary offering. On November 28, 2006, we completed the IPO in the United States and Canada of 8,750,000 voting common shares and a secondary offering of 3,750,000 voting common shares for $18.38 per share (US $16.00 per share).

On November 22, 2006, our common shares commenced trading on the New York Stock Exchange and on the Toronto Stock Exchange on an “if, as and when issued” basis. On November 28, 2006, our common shares became fully tradable on the Toronto Stock Exchange.

On December 6, 2006, the underwriters exercised their option to purchase an additional 687,500 common shares from us.

Additional Information

Our corporate office is located at Suite 2400, 500 4th Avenue SW, Calgary, Alberta, T2P 2V6. Our corporate head office telephone and facsimile numbers are 403-767-4825 and 403-767-4849, respectively.

Additional information relating to us, including our Annual Information Form dated June 10, 2010, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

North American Energy Partners Inc.  Management’s Discussion and Analysis  65

Canadian Supplement to Management’s Discussion and Analysis

For the year ended March 31, 2010

Summary of differences between US GAAP and Canadian GAAP

June 10, 2010

The annual consolidated financial statements for the three months and year ended March 31, 2010 and the accompanying annual Management’s Discussion and Analysis (MD&A) have been prepared in accordance with US generally accepted accounting principles (GAAP). As required by the National instrument 52-107, for the fiscal year of adoption of US GAAP and one subsequent fiscal year, we are required to provide a Canadian Supplement to our MD&A (Canadian Supplement) that states, based on financial information reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP. The Canadian Supplement should be read in conjunction with our annual financial statements and annual MD&A included in our annual report for the year ended March 31, 2010 prepared in accordance with US GAAP. Note 34 of our annual financial statements explains and quantifies the material differences between US GAAP and Canadian GAAP on our financial position and results of operations.

The tables in this supplement highlight the differences between Canadian and US GAAP. We have shown the Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit for the three months and year ended March 31, 2010 and an extract of the Consolidated Balance Sheets as at March 31, 2010, so that the areas impacted by the GAAP differences can be clearly identified. Figures included in this supplement are in thousands of Canadian dollars, except per share information.

66  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

Consolidated Statements of Operations, Comprehensive Income (Loss) and Deficit

	Three months ended March 31,
(dollars in thousands, except per share information)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)	2009 (Amended (j) Canadian GAAP)	Adjustments	2009 (Amended (j) US GAAP)
Revenue (g)	$222,374	$(1,805)	$220,569	$174,700	$–	$174,700
Project costs (g)	94,015	(1,614)	92,401	71,522	–	71,522
Equipment costs	61,493	–	61,493	48,374	–	48,374
Equipment operating lease expense	22,009	–	22,009	13,266	–	13,266
Depreciation (a)	11,912	31	11,943	8,527	69	8,596

Gross profit	32,945	(222)	32,723	33,011	(69)	32,942
General and administrative costs (c) and (g)	19,308	(204)	19,104	16,688	12	16,700
Loss on disposal of property, plant and equipment	189	–	189	1,547	–	1,547
Loss on disposal of assets held for sale	–	–	–	–	–	–
Amortization of intangible assets (b)	489	(208)	281	662	(210)	452
Equity in loss of unconsolidated joint venture (g)	–	22	22	–	–	–
Impairment of goodwill	–	–	–	143,447	–	143,447

Operating income (loss) before the undernoted	12,959	168	13,127	(129,333)	129	(129,204)
Interest expense, net (b)	5,709	646	6,355	7,787	549	8,336
Foreign exchange (gain) loss (b)	(5,925)	(46)	(5,971)	7,567	84	7,651
Realized and unrealized loss (gain) on derivative financial instruments (d)	13,946	(2,720)	11,226	(11,424)	–	(11,424)
Other income	(818)	–	(818)	(591)	–	(591)

Income (loss) before income taxes	47	2,288	2,335	(132,672)	(504)	(133,176)
Current income taxes	1,948	–	1,948	3,704	–	3,704
Deferred income taxes (h)	1,062	268	1,330	371	(139)	232

Net loss and comprehensive loss for the period	(2,963)	2,020	(943)	(136,747)	(365)	(137,112)
Deficit, beginning of the period	(125,842)	(3,101)	(128,943)	(21,232)	239	(20,993)

Deficit, end of the period	$(128,805)	$(1,081)	$(129,886)	(157,979)	(126)	(158,105)

Per share information
Net loss – basic	$(0.08)	$0.05	$(0.03)	$(3.79)	$(0.01)	$(3.80)

Net loss – diluted	$(0.08)	$0.05	$(0.03)	$(3.79)	$(0.01)	$(3.80)

EBITDA	$18,157	$2,757	$20,914	$(115,696)	$(96)	$(115,792)

Consolidated EBITDA (as defined within our credit agreement) (i)	$26,428	$–	$26,428	$25,191	$–	$25,191

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  67

	Year ended March 31,
(dollars in thousands, except per share information)	2010 (Canadian GAAP)	Adjustments	2010 (US GAAP)	2009 (Canadian GAAP – Amended (j))	Adjustments	2009 (US GAAP – Amended (j))
Revenue (g)	$763,301	(4,336)	758,965	972,536	$–	972,536
Project costs (g)	304,849	(3,542)	301,307	505,026	–	505,026
Equipment costs	209,408	–	209,408	217,120	–	217,120
Equipment operating lease expense	66,329	–	66,329	43,583	–	43,583
Depreciation (a)	42,512	124	42,436	36,227	162	36,389

Gross profit	140,203	(918)	139,285	170,580	(162)	170,418
General and administrative costs (c) and (g)	63,236	(706)	62,530	74,405	55	74,460
Loss on disposal of property, plant and equipment	1,233	–	1,233	5,325	–	5,325
Loss on disposal of assets held for sale	373	–	373	24	–	24
Amortization of intangible assets (b)	2,550	(831)	1,719	2,338	(837)	1,501
Equity in earnings of unconsolidated joint venture (g)	–	(44)	(44)	–	–	–
Impairment of goodwill	–	–	–	176,200	–	176,200

Operating income (loss) before the undernoted	72,811	663	73,474	(87,712)	620	(87,092)
Interest expense, net (b)	23,594	2,486	26,080	27,450	2,162	29,612
Foreign exchange (gain) loss (b)	(48,405)	(496)	(48,901)	46,666	606	47,272
Realized and unrealized loss (gain) on derivative financial instruments (d)	54,411	–	54,411	(32,595)	(4,655)	(37,250)
Other income	(14)	–	(14)	(5,955)	–	(5,955)

Income (loss) before income taxes	43,225	(1,327)	41,898	(123,278)	2,507	(120,771)
Current income taxes	3,803	–	3,803	5,546	–	5,546
Deferred income taxes (h)	10,248	(372)	9,876	9,053	34	9,087

Net income (loss) and comprehensive income (loss) for the period	29,174	(955)	28,219	(137,877)	2,473	(135,404)
Deficit, beginning of the period	(157,979)	(126)	(158,105)	(21,093)	(1,608)	(22,701)
Change in accounting policies related to inventories (f)	–	–	–	991	(991)	–

Deficit, end of the period	$(128,805)	$(1,081)	$(129,886)	(157,979)	(126)	(158,105)

Per share information
Net income (loss) – basic	$0.81	$(0.03)	$0.78	(3.83)	0.07	(3.76)

Net income (loss) – diluted	$0.79	$(0.02)	$0.77	(3.83)	$0.07	(3.76)

EBITDA	111,881	$452	112,333	$(49,275)	3,994	$(53,269)

Consolidated EBITDA (as defined within our credit agreement) (i)	$121,644	$–	$121,644	$139,446	$–	$139,446

68  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

Extract of the Annual Consolidated Balance Sheets

The following table highlights the differences between Canadian and US GAAP on the Annual Consolidated Balance Sheets. We have focused on the line items that have been impacted by the GAAP differences.

(dollars in thousands, except per share information)	March 31, 2010 (Canadian GAAP)	Adjustments	March 31, 2010 (US GAAP)	March 31, 2009 (Canadian GAAP - Amended(j))	Adjustments	March 31, 2009 (US GAAP - Amended(j))
Cash and cash equivalents(g)	$104,245	$(1,240)	$103,005	$98,880	$–	$98,880
Accounts receivable, net(g)	113,316	(1,432)	111,884	78,323	–	78,323
Unbilled revenue(g)	86,496	(1,794)	84,702	55,907	–	55,907
Prepaid expenses and deposits(g)	6,968	(87)	6,881	4,781	–	4,781
Property, plant and equipment(a)	328,207	536	328,743	315,455	660	316,115
Intangible assets(b)	8,720	(1,051)	7,669	6,711	(767)	5,944
Deferred financing costs(b)	1,040	5,685	6,725	–	7,910	7,910
Investment in and advances to unconsolidated joint venture(g)	–	2,917	2,917	–	–	–
Accounts payable(g)	(68,513)	1,637	(66,876)	(56,204)	–	(56,204)
Senior notes(b) and(d)	(201,614)	(1,506)	(203,120)	(252,899)	(2,857)	(255,756)
Deferred tax liabilities(h)	(26,389)	(1,052)	(27,441)	(29,322)	(1,423)	(30,745)
Common shares(e)	(300,047)	(3,458)	(303,505)	(299,973)	(3,458)	(303,431)
Additional paid-in capital(c) and(h)	(7,203)	(236)	(7,439)	(5,275)	(191)	(5,466)
Deficit(a) – (d) and(f) – (h)	128,805	1,081	129,886	157,979	126	158,105

Canadian and United States accounting policies differences

A detailed reconciliation of our results for the years ended March 31, 2010, 2009 and 2008 is included in note 34 of our consolidated financial statements for the years ended March 31, 2010, 2009 and 2008.

The differences between US GAAP and Canadian GAAP that have the most significant impact on our financial position and results of operations for the three months and year ended March 31, 2010, include accounting for: capitalization of interest, financing costs, discounts and premiums, derivative financial instruments, stock-based compensation, and modification of Series B Preferred Shares.

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with our policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with our senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, we adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

In connection with the adoption of Section 3855, transaction costs incurred in connection with our Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, we continue to amortize these transaction costs over the stated term of the related debt using the effective interest method. We disclose the financing costs for both the senior notes and the Revolving Facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  69

Operations and Comprehensive Income (Loss). Under Canadian GAAP, the financing costs related to the senior notes are included in the “senior notes” balance on the Consolidated Balance Sheets.

c) Stock-based compensation

Up until April 1, 2006, we followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As we use the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, we adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As we used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, we were required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, we were permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of our initial registration statement relating to our initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, we determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, we reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. We recorded the fair value of these embedded derivatives on April 1, 2007 of $9.7 million, with a corresponding increase in opening deficit of $7.0 million, net of future income taxes of $2.8 million for Canadian GAAP purposes. Under US GAAP, we had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44.7 million to common

70  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48.1 million to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, we retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, we reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1.4 million with a corresponding decrease to opening deficit of $1.0 million net of future taxes of $0.4 million.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, we recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. We established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008. Please refer to note 3 aa) of our annual consolidated financial statements for the year ended March 31, 2010.

g) Joint venture

We own a 49% interest in Noramac Ventures Inc., a nominee company for our Noramac Joint Venture (JV) and we have joint 50/50 control of this entity. Under US GAAP, we record our share of earnings (loss) of the JV using the equity method of accounting. Under Canadian GAAP, we use the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method, we recognize our share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in our consolidated financial statements and eliminate our share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes.

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in our US GAAP financial statements such amounts are described as deferred income taxes. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Consolidated EBITDA

A difference arises in computing EBITDA for the three months and year ended March 31, 2010 and March 31, 2009 respectively as result of US GAAP and Canadian GAAP differences stated above (a) to (d) and (f). Under US GAAP, equity in earnings (loss) of unconsolidated joint venture is added back in computing consolidated EBITDA for the three months and years ended March 31, 2010 and March 31, 2009 respectively.

j) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 under Canadian GAAP have been amended to correct the following errors identified during the preparation of our fiscal 2010 financial statements:

i.	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of our fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which we will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We have historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, we reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7.1 million as at March 31, 2009;

ii.

Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. We can buy the asset at the end

North American Energy Partners Inc.  Canadian Supplement to Management’s Discussion and Analysis  71

of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. We have been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2.7 million, reduced “Depreciation” by $0.1 million, reduced “Future income taxes” by $0.8 million and reduced “Net income and comprehensive income for the year” by $1.8 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2.6 million, reduced long term future income taxes liabilities by $0.8 million and increased “Deficit” for the year by $1.8 million from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of our fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6.6 million, reduced “Depreciation” by $0.6 million, reduced “Future income taxes” by $1.8 million and increased “Net loss and comprehensive loss for the year” by $4.2 million from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8.6 million, reduced long term future income taxes liabilities by $2.6 million and increased “Deficit” for the year by $6.0 million from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

iii.	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. We recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the Canadian Dollar interest rate swap was still in place (see “Interest rate risk” in Quantitative and Qualitative Disclosures about Market Risk section in our annual MD&A) and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7.5 million, increased income tax expense by $1.7 million and reduced net loss by $5.8 million from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7.5 million, increased long term future income taxes liabilities by $1.7 million and reduced “Deficit” by $5.8 million in the Consolidated Balance Sheet as at March 31, 2009.

Management’s discussion and analysis under US GAAP

Please refer to the annual report for March 31, 2010 for our corresponding Management’s Discussion and Analysis (MD&A) under US GAAP. The differences between US GAAP and Canadian GAAP, described above, impact the discussion and analysis several sections of our annual MD&A.

Additional information

Additional information relating to us, including our Annual Information Form dated June 10, 2010, can be found on the Canadian Securities Administrators System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com and the Securities and Exchange Commission’s website at www.sec.gov.

72  Canadian Supplement to Management’s Discussion and Analysis  North American Energy Partners Inc.

Management’s Report

The accompanying consolidated financial statements and all of the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management of the Company. The consolidated financial statements were prepared by management in accordance with generally accepted accounting principles. Where alternative accounting methods exist, management has chosen those it considers most appropriate in the circumstances. The significant accounting policies used are described in note 3 to the consolidated financial statements. Certain amounts in the financial statements are based on estimates and judgments relating to matters not concluded by year end. The integrity of the information presented in the consolidated financial statements is the responsibility of management.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities and for approval of the consolidated financial statements. The board carries out this responsibility through its Audit Committee. The Board has appointed an Audit Committee comprising three independent directors. The Audit Committee meets at least four times each year to discharge its responsibilities under a written mandate from the Board of Directors. The Audit Committee meets with management and with external auditors to satisfy itself that they are properly discharging their responsibilities; reviews the consolidated financial statements, MD&A, and the Report of Independent Registered Public Accounting Firm on the financial statements; and examines other auditing and accounting matters. The Audit Committee has reviewed the consolidated financial statements with management and discussed the quality of the accounting principles as applied and significant judgments affecting the consolidated financial statements. The Audit Committee has discussed with the external auditors, the external auditors’ judgments of the quality of those principles as applied and the judgments noted above. The consolidated financial statements and the MD&A have been reviewed by the Audit Committee and approved by the Board of Directors of North American Energy Partners Inc.

The consolidated financial statements have been examined by the shareholders’ auditors, KPMG LLP, Chartered Accountants. The Report of Independent Registered Public Accounting Firm on the financial statements outlines the nature of their examination and their opinion on the consolidated financial statements of the Company. The external auditors have full and unrestricted access to the Audit Committee.

Management’s Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate system of internal control over financial reporting. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management conducted an evaluation of the effectiveness of the system of internal control over financial reporting based on the framework in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company’s system of internal control over financial reporting was not effective as of March 31, 2010. The details of this evaluation, conclusion and remediation plans are documented in the MD&A.

KPMG LLP, which has audited the consolidated financial statements of the Company for the year ended March 31, 2010, has also issued a report stating its opinion that the Company has not maintained effective internal control over financial reporting as of March 31, 2010 based on the criteria established in Internal Control – Integrated Framework issued by the COSO.

Rodney J. Ruston	David Blackley
President & Chief Executive Officer	Chief Financial Officer
June 10, 2010	June 10, 2010

North American Energy Partners Inc.  Management’s Report  73

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited the accompanying consolidated balance sheets of North American Energy Partners Inc. (the “Company”) as of March 31, 2010 and 2009 and the related consolidated statements of operations and comprehensive income (loss), shareholders’ equity and cash flows for each of the years in the three-year period ended March 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009 and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2010 in conformity with US generally accepted accounting principles.

As discussed in Note 3 bb) iii) to the consolidated financial statements, the Company adopted new accounting pronouncements related to business combinations in 2010.

US generally accepted accounting principles vary in certain significant respects from Canadian generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 34 to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated June 9, 2010 expressed our opinion that the Company did not maintain effective internal control over financial reporting as of March 31, 2010.

Chartered Accountants

Edmonton, Canada

June 9, 2010

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

KPMG Canada provides services to KPMG LLP.

74  Report of Independent Registered Public Accounting Firm  North American Energy Partners Inc.

KPMG LLP Chartered Accountants 10125 – 102 Street Edmonton AB T5J 3V8 Canada	Telephone Fax Internet	(780) 429-7300 (780) 429-7379 www.kpmg.ca

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Board of Directors

of North American Energy Partners Inc.

We have audited North American Energy Partners Inc. (the “Company”)’s internal control over financial reporting as of March 31, 2010, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in Management’s Report on Internal Control over Financial Reporting in the accompanying Management’s Discussion and Analysis for the year ended March 31, 2010. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s financial statements will not be prevented or detected on a timely basis. A material weakness in revenue recognition has been identified and included in management’s assessment. We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2010 consolidated financial statements of the Company. The material weakness was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2010 consolidated financial statements, and this report does not affect our report dated June 9, 2010, which expressed an unqualified opinion on those consolidated financial statements.

In our opinion, because of the effect of the aforementioned material weakness on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Chartered Accountants

Edmonton, Canada

June 9, 2010

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North American Energy Partners Inc.  Report of Independent Registered Public Accounting Firm  75

Consolidated Balance Sheets

As at March 31 (Expressed in thousands of Canadian Dollars)

	2010	2009
Assets
Current assets:
Cash and cash equivalents	$103,005	$98,880
Accounts receivable, net (note 6)	111,884	78,323
Unbilled revenue (note 7)	84,702	55,907
Inventories (note 8)	5,659	11,814
Prepaid expenses and deposits (note 9)	6,881	4,781
Deferred tax assets (note 20)	3,481	7,033

	315,612	256,738
Prepaid expenses and deposits (note 9)	4,005	3,504
Assets held for sale (note 10)	838	2,760
Property, plant and equipment, net (note 11)	328,743	316,115
Intangible assets (note 12)	7,669	5,944
Deferred financing costs (note 13)	6,725	7,910
Investment in and advances to unconsolidated joint ventures (note 14)	2,917	–
Goodwill (note 4)	25,111	23,872
Deferred tax assets (note 20)	10,997	12,432

Total assets	$702,617	$629,275

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$66,876	$56,204
Accrued liabilities (note 16)	47,191	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts (note 7)	1,614	2,155
Current portion of capital lease obligations (note 17)	5,053	5,409
Current portion of derivative financial instruments (note 24(a))	22,054	11,439
Current portion of long term debt (note 18(a))	6,072	–
Deferred tax liabilities (note 20)	16,781	7,749

	165,641	127,957
Deferred lease inducements (note 15)	761	836
Long term accrued liabilities (note 16)	14,943	7,134
Capital lease obligations (note 17)	8,340	12,075
Long term debt (note 18(a))	22,374	–
Senior notes (note 18(b))	203,120	255,756
Director deferred stock unit liability (note 30(d))	2,548	546
Restricted share unit liability (note 30(c))	1,030	–
Derivative financial instruments (note 24(a))	75,001	43,048
Asset retirement obligation (note 19)	360	386
Deferred tax liabilities (note 20)	27,441	30,745

	521,559	478,483

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2010 – 36,049,276 voting common shares (March 31, 2009 – 36,038,476 voting common shares) (note 21(a))	303,505	303,431
Additional paid-in capital (note 21(b))	7,439	5,466
Deficit	(129,886)	(158,105)

	181,058	150,792

Total liabilities and shareholders’ equity	$702,617	$629,275

Commitments (note 28)
Contingencies (note 31)
Subsequent event (note 33)
United States and Canadian accounting policy differences (note 34)

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board

/s/ Ronald A. Mclntosh	/s/ Allen R. Sello
Ronald A. Mclntosh, Director	Allen R. Sello, Director

76  Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Operations and Comprehensive Income (Loss)

For the years ended March 31 (Expressed in thousands of Canadian Dollars, except per share amounts)

	2010	2009	2008
Revenue	$758,965	$972,536	$989,696
Project costs	301,307	505,026	592,458
Equipment costs	209,408	217,120	176,190
Equipment operating lease expense	66,329	43,583	22,319
Depreciation	42,636	36,389	35,720

Gross profit	139,285	170,418	163,009
General and administrative costs	62,530	74,460	69,806
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Amortization of intangible assets (note 12)	1,719	1,501	804
Equity in earnings of unconsolidated joint venture (note 14)	(44)	–	–
Impairment of goodwill (note 4)	–	176,200	–

Operating income (loss) before the undernoted	73,474	(87,092)	91,727
Interest expense, net (note 22)	26,080	29,612	29,080
Foreign exchange (gain) loss	(48,901)	47,272	(25,660)
Realized and unrealized loss (gain) on derivative financial instruments (note 24(a))	54,411	(37,250)	30,075
Other income (note 24(c)(i))	(14)	(5,955)	(418)

Income (loss) before income taxes	41,898	(120,771)	58,650
Income taxes (note 20):
Current income taxes	3,803	5,546	80
Deferred income taxes	9,876	9,087	17,036

Net income (loss) and comprehensive income (loss) for the year	28,219	(135,404)	41,534

Net income (loss) per share – basic (note 21(c))	$0.78	$(3.76)	$1.16

Net income (loss) per share – diluted (note 21(c))	$0.77	$(3.76)	$1.13

See accompanying notes to consolidated financial statements.

North American Energy Partners Inc.  Financial Statements  77

Consolidated Statements of Changes in Shareholders’ Equity

(Expressed in thousands of Canadian Dollars)

	Common shares	Common non-voting shares	Additional paid-in capital	Deficit	Total
Balance at March 31, 2007	$297,594	$2,062	$3,606	$(64,235)	$239,027
Net income	–	–	–	41,534	41,534
Conversion to common voting shares	2,062	(2,062)	–	–	–
Stock-based compensation	–	–	1,937	–	1,937
Reclassification on exercise of stock options	611	–	(611)	–	–
Cash settlement of stock options	–	–	(581)	–	(581)
Issued upon exercise of stock options	1,627	–	–	–	1,627

Balance at March 31, 2008	$301,894	$–	$4,351	$(22,701)	$283,544
Net loss	–	–	–	(135,404)	(135,404)
Stock-based compensation	–	–	1,888	–	1,888
Deferred performance share unit plan	–	–	61	–	61
Reclassification on exercise of stock options	834	–	(834)	–	–
Issued upon exercise of stock options	703	–	–	–	703

Balance at March 31, 2009	$303,431	$–	$5,466	$(158,105)	$150,792
Net income	–	–	–	28,219	28,219
Stock-based compensation	–	–	2,135	–	2,135
Deferred performance share unit plan	–	–	123	–	123
Reclassified to restricted share unit liability	–	–	(20)	–	(20)
Reclassification on exercise of stock options	21	–	(21)	–	–
Cash settlement of stock options	–	–	(244)	–	(244)
Issued upon exercise of stock options	53	–	–	–	53

Balance at March 31, 2010	$303,505	$–	$7,439	$(129,886)	$181,058

See accompanying notes to consolidated financial statements.

78  Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows

For the years ended March 31 (Expressed in thousands of Canadian Dollars)

Cash provided by (used in):	2010	2009	2008
Operating activities:
Net income (loss) for the year	$28,219	$(135,404)	$41,534
Items not affecting cash:
Depreciation	42,636	36,389	35,720
Equity in earnings of unconsolidated joint venture (note 14)	(44)	–	–
Amortization of intangible assets	1,719	1,501	804
Impairment of goodwill (note 4)	–	176,200	–
Amortization of deferred lease inducements	(107)	(105)	(104)
Amortization of deferred financing costs (note 22)	3,348	2,970	2,899
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Unrealized foreign exchange (gain) loss on senior notes	(48,920)	46,466	(25,006)
Unrealized loss (gain) on derivative financial instruments measured at fair value	38,852	(39,921)	27,406
Stock-based compensation expense (note 30)	5,270	2,305	2,127
Accretion of asset retirement obligation (note 19)	5	155	–
Deferred income taxes	9,876	9,087	17,036
Net changes in non-cash working capital (note 25(b))	(39,591)	46,193	(8,291)

	42,869	151,185	94,797

Investing activities:
Acquisition, net of cash acquired (note 5(a))	(5,410)	–	(1,581)
Purchase of property, plant and equipment	(51,989)	(84,437)	(52,805)
Addition to intangible assets	(3,362)	(3,102)	(2,274)
Additions to assets held for sale	(1,739)	(2,035)	(3,499)
Investment in and advances to unconsolidated joint venture (note 14)	(2,873)	–	–
Proceeds on disposal of property, plant and equipment	1,440	11,164	6,862
Proceeds of disposal of assets held for sale	2,482	325	10,200
Net changes in non-cash working capital (note 25(b))	1,840	(630)	(2,835)

	(59,611)	(78,715)	(45,932)

Financing activities:
Repayment of long-term debt	(6,906)	–	(20,500)
Increase in long-term debt (note 18(a))	34,700	–	–
Cash settlement of stock options (note 21(b))	(244)	–	(581)
Proceeds from stock options exercised (note 21(a))	53	703	1,627
Financing costs (note 13)	(1,123)	–	(776)
Repayment of capital lease obligations	(5,613)	(6,156)	(3,762)

	20,867	(5,453)	(23,992)

Increase in cash and cash equivalents	4,125	67,017	24,873
Cash and cash equivalents, beginning of year	98,880	31,863	6,990

Cash and cash equivalents, end of year	$103,005	$98,880	$31,863

Supplemental cash flow information (note 25(a))

See accompanying notes to consolidated financial statements.

North American Energy Partners Inc.  Financial Statements  79

Notes to Consolidated Financial Statements

For the years ended March 31, 2010, 2009 and 2008

(Expressed in thousands of Canadian Dollars, except per share amounts or unless otherwise specified)

1. Nature of operations

North American Energy Partners Inc. (the “Company”), formerly NACG Holdings Inc. (“NACG”), was incorporated under the Canada Business Corporations Act on October 17, 2003. On November 26, 2003, the Company purchased all the issued and outstanding shares of North American Construction Group Inc. (“NACGI”), including subsidiaries of NACGI, from Norama Ltd. which had been operating continuously in Western Canada since 1953. The Company had no operations prior to November 26, 2003. The Company undertakes several types of projects including heavy construction, industrial and commercial site development and pipeline and piling installations in Canada.

2. Change in generally accepted accounting principles

As a Canadian-based company, the Company historically prepared its consolidated financial statements in conformity with accounting principles generally accepted in Canada (Canadian GAAP) and also provided reconciliation to United States generally accepted accounting principles (US GAAP).

The Accounting Standards Board of the Canadian Institute of Chartered Accountants previously announced its decision to require all publicly accountable enterprises to report under International Financial Reporting Standards (IFRS) for years beginning on or after January 1, 2011. However, National Instrument 52-107 allows Securities and Exchange Commission (“SEC”) registrants, such as the Company, to file financial statements with Canadian securities regulators that are prepared in accordance with US GAAP. It is proposed that SEC registrants would be permitted to continue to report under US GAAP beyond 2011. As such, the Company has decided to adopt US GAAP instead of IFRS as its primary basis of financial reporting commencing in fiscal 2010.

The decision to adopt US GAAP was also made to enhance communication with shareholders and improve the comparability of financial information reported with competitors and peer group. All comparative financial information contained herein has been revised to reflect the Company’s results as if they had been historically reported in accordance with US GAAP.

3. Significant accounting policies

a) Basis of presentation

These consolidated financial statements are prepared in accordance with US GAAP. Material inter-company transactions and balances are eliminated on consolidation. Material items that give rise to measurement differences to the consolidated financial statements under Canadian GAAP are outlined in note 34.

These consolidated financial statements include the accounts of the Company, its wholly owned subsidiaries, North American Construction Group Inc. (“NACGI”) and North American Fleet Company Ltd. (“NAFCL”), and the following 100% owned subsidiaries of NACGI:

• North American Caisson Ltd.

• North American Construction Ltd.

• North American Engineering Inc.

• North American Enterprises Ltd.

• North American Industries Inc.

• North American Maintenance Ltd.

• North American Mining Inc.

• North American Pipeline Inc.

• North American Road Inc.

• North American Services Inc.

• North American Site Development Ltd.

• North American Site Services Inc.

• North American Pile Driving Inc.

• DF Investments Limited

• Drillco Foundation Co. Ltd.

b) Use of estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosures reported in these consolidated financial statements and accompanying notes.

Significant estimates made by management include the assessment of the percentage of completion on time-and-materials, unit-price or lump-sum contracts (including estimated total costs and provisions for estimated losses) and the recognition of claims and change orders on revenue contracts, assumptions used to value free standing derivatives and other financial instruments, assumptions used in periodic impairment testing, and estimates and assumptions used in the determination of the allowance for doubtful accounts, the recoverability of deferred tax assets and the useful lives of property, plant and equipment. Actual results could differ materially from those estimates.

80  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The accuracy of the Company’s revenue and profit recognition in a given period is dependent, in part, on the accuracy of its estimates of the cost to complete each time-and-materials, unit-price, or lump-sum project. The Company’s cost estimates use a detailed “bottom up” approach, using inputs such as labour and equipment hours, detailed drawings and material lists. These estimates are reviewed and updated monthly. The Company believes its experience allows it to produce materially reliable estimates. However, the Company’s projects can be highly complex. Profit margin estimates for a project may either increase or decrease from the amount that was originally estimated at the time of the related bid. With many projects of varying levels of complexity and size in process at any given time, changes in estimates can offset each other without materially impacting the Company’s profitability. Major changes in cost estimates, particularly in larger, more complex projects, can have a significant effect on profitability.

c) Revenue recognition

The Company performs its projects under the following types of contracts: time-and-materials; cost-plus; unit-price; and lump-sum. Revenue is recognized as costs are incurred for time-and-materials and cost-plus service contracts with no clearly defined scope. Revenue on cost-plus, unit-price, lump-sum and time-and-materials contracts with defined scope are recognized using the percentage-of-completion method, measured by the ratio of costs incurred to date to estimated total costs. The estimated total cost of the contract and percent complete is determined based upon estimates made by management. The costs of items that do not relate to performance of contracted work, particularly in the early stages of the contract, are excluded from costs incurred to date. The resulting percent complete methodology is applied to the approved contract value to determine the revenue recognized. Customer payment milestones typically occur on a periodic basis over the period of contract completion.

The length of the Company’s contracts varies from less than one year for typical contracts to several years for certain larger contracts. Contract project costs include all direct labour, material, subcontract and equipment costs and those indirect costs related to contract performance such as indirect labour, supplies, and tools. General and administrative costs are charged to expense as incurred. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are determined. Changes in project performance, project conditions, and estimated profitability, including those arising from contract penalty provisions and final contract settlements, may result in revisions to costs and revenue that are recognized in the period in which such adjustments are determined. Profit incentives are included in revenue when their realization is reasonably assured.

Once a project is underway, the Company will often experience changes in conditions, client requirements, specifications, designs, materials and work schedule. Generally, a “change order” will be negotiated with the customer to modify the original contract to approve both the scope and price of the change. Occasionally, however, disagreements arise regarding changes, their nature, measurement, timing and other characteristics that impact costs and revenue under the contract. When a change becomes a point of dispute between the Company and a customer, the Company will then consider it as a claim.

Costs related to unapproved change orders and claims are recognized when they are incurred. Revenues related to unapproved change orders and claims are included in total estimated contract revenue when they are approved.

Revenues related to unapproved change orders and claims are included in total estimated contract revenue only to the extent that contract costs related to the claim have been incurred and when it is probable that the unapproved change order or claim will result in:

•	a bona fide addition to contract value; and
•	revenues can be reliably estimated.

These two conditions are satisfied when:

•

the contract or other evidence provides a legal basis for the unapproved change order or claim or a legal opinion is obtained providing a reasonable basis to support the unapproved change order or claim;

•	additional costs incurred were caused by unforeseen circumstances and are not the result of deficiencies in the Company’s performance;
•	costs associated with the unapproved change order or claim are identifiable and reasonable in view of work performed; and
•	evidence supporting the unapproved change order or claim is objective and verifiable.

This can lead to a situation where costs are recognized in one period and revenue is recognized when customer agreement is obtained or claim resolution occurs, which can be in subsequent periods. Historical claim recoveries should not be considered indicative of future claim recoveries.

The Company’s long-term contracts typically allow its customers to unilaterally reduce or eliminate the scope of the work as contracted without cause. These long-term contracts represent higher risk due to uncertainty of total contract value and estimated costs to complete; therefore, potentially impacting revenue recognition in future periods.

A contract is regarded as substantially completed when remaining costs and potential risks are insignificant in amount.

Revenue recognition from equipment rentals occurs when there is a written arrangement in the form of a contract or purchase order with the customer, a fixed or determinable sales price is established with the customer, performance

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  81

requirements are achieved, and ultimate collection of the revenue is reasonably assured. Equipment rental revenue is recognized as performance requirements are achieved in accordance with the terms of the relevant agreement with the customer, either at a monthly fixed rate or on a usage basis dependent on the number of hours that the equipment is used.

d) Balance sheet classifications

Included in current assets and liabilities are amounts receivable and payable under construction contracts (principally holdbacks) that may extend beyond one year. A one-year time period is used as the basis for classifying all other current assets and liabilities.

e) Cash and cash equivalents

Cash and cash equivalents include cash on hand, bank balances net of outstanding cheques and short-term investments with maturities of three months or less when purchased.

f) Accounts receivable and unbilled revenue

Accounts receivable in the accompanying Consolidated Balance Sheets are primarily comprised of amounts billed to clients for services already provided, but which have not yet been collected. Unbilled revenue represents revenue recognized in advance of amounts invoiced.

g) Billings in excess of costs incurred and estimated earnings on uncompleted contracts

Billings in excess of costs incurred and estimated earnings on uncompleted contracts represent amounts invoiced in excess of revenue recognized.

h) Allowance for doubtful accounts

The Company evaluates the probability of collection of accounts receivable and records an allowance for doubtful accounts, which reduces accounts receivable to the amount management reasonably believes will be collected. In determining the amount of the allowance, the following factors are considered: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition, and historical experience.

i) Inventories

Inventories are carried at the lower of weighted average cost and market, and consist primarily of spare parts and tires.

j) Property, plant and equipment

Property, plant and equipment are recorded at cost. Major components of heavy construction equipment in use such as engines and transmissions are recorded separately. Equipment under capital lease is recorded at the present value of minimum lease payments at the inception of the lease. Depreciation is not recorded until an asset is available for use. Depreciation for each category is calculated based on the cost, net of the estimated residual value, over the estimated useful life of the assets on the following bases and annual rates:

Assets	Basis	Rate
Heavy equipment	Straight-line	Operating hours
Major component parts in use	Straight-line	Operating hours
Other equipment	Straight-line	5 – 10 years
Licensed motor vehicles	Declining balance	30%
Office and computer equipment	Straight-line	4 years
Buildings	Straight-line	10 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life and lease term
Assets under capital lease	Declining balance	Over life of lease

The costs for periodic repairs and maintenance are expensed to the extent the expenditures serve only to restore the assets to their normal operating condition without enhancing their service potential or extending their useful lives.

k) Capitalized interest

The Company capitalizes interest incurred on debt during the construction of assets for the Company’s own use. The capitalization period covers the duration of the activities required to get the asset ready for its intended use, provided that expenditures for the asset have been made and interest cost incurred. Interest capitalization continues as long as those activities and the incurrence of interest cost continue. The capitalized interest is amortized at the same rate as the respective asset.

l) Goodwill

Goodwill is an asset representing the future economic benefits arising from other assets acquired in a business combination that are not individually identified and separately recognized. Goodwill is not amortized but instead is tested for impairment annually or more frequently if events or changes in circumstances indicate that it may be impaired. Goodwill is assigned, as of the date of the business combination, to reporting units that are expected to benefit from the business combination. The impairment test is carried out in two steps. In the first step, the carrying amount of the

82  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

reporting unit, including goodwill, is compared to its fair value. When the fair value of the reporting unit exceeds its carrying amount, goodwill of the reporting unit is not considered to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case, the implied fair value of the reporting unit’s goodwill, determined in the same manner as the value of goodwill is determined in a business combination, is compared with its carrying amount to measure the amount of the impairment loss, if any.

The Company performs its annual goodwill assessment on October 1 of each year and when a triggering event occurs between annual impairment tests.

m) Intangible assets

Intangible assets include:

•	customer contracts in process and related relationships, which are being amortized over the remaining lives of the related contracts and relationships;
•	trade names, which are being amortized on a straight-line basis over their estimated useful lives of five and ten years;
•	non-competition agreements, which are being amortized on a straight-line basis between the three and five-year terms of the respective agreements; and
•	capitalized computer software and development costs.

The Company expenses or capitalizes costs associated with the development of internal-use software as follows:

Preliminary project stage: Both internal and external costs incurred during this stage are expensed as incurred.

Application development stage: Both internal and external costs incurred to purchase and develop computer software are capitalized after the preliminary project stage is completed and management authorizes the computer software project. However, training costs and the process of data conversion from the old system to the new system, which includes purging or cleansing of existing data, reconciliation or balancing of old data to the converted data in the new system, are expensed as incurred.

Post implementation/operation stage: All training costs and maintenance costs incurred during this stage are expensed as incurred.

Costs of upgrades and enhancements are capitalized if the expenditures will result in adding functionality to the software. Capitalized software costs are depreciated using the straight-line method over the estimated useful life of the related software, which may be up to four years.

n) Impairment of long-lived assets

Long-lived assets or asset groups held and used including plant, equipment and identifiable intangible assets subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If the sum of the undiscounted future cash flows expected to result from the use and eventual disposition of an asset or group of assets is less than its carrying amount, it is considered to be impaired. The Company measures the impairment loss as the amount by which the carrying amount of the asset or group of assets exceeds its fair value, which is charged to depreciation expense. In determining whether an impairment exists, the Company makes assumptions about the future cash flows expected from the use of its long-lived assets, such as: applicable industry performance and prospects; general business and economic conditions that prevail and are expected to prevail; expected growth; maintaining its customer base; and, achieving cost reductions. There can be no assurance that expected future cash flows will be realized, or will be sufficient to recover the carrying amount of long-lived assets. Furthermore, the process of determining fair values is subjective and requires management to exercise judgment in making assumptions about future results, including revenue and cash flow projections and discount rates.

o) Assets held for sale

Long-lived assets are classified as held for sale when certain criteria are met, which include:

•	Management, having the authority to approve the action, commits to a plan to sell the assets;
•	the assets are available for immediate sale in their present condition;
•	an active program to locate buyers and other actions to sell the assets have been initiated;
•	the sale of the assets is probable and their transfer is expected to qualify for recognition as a completed sale within one year;
•	the assets are being actively marketed at reasonable prices in relation to their fair value; and
•	it is unlikely that significant changes will be made to the plan to sell the assets or that the plan will be withdrawn.

Assets to be disposed of by sale are reported at the lower of their carrying amount or fair value less costs to sell and are disclosed separately on the Consolidated Balance Sheets. These assets are not depreciated.

p) Asset retirement obligations

Asset retirement obligations are legal obligations associated with the retirement of property, plant and equipment that result from their acquisition, lease, construction, development or normal operations. The Company recognizes its contractual obligations for the retirement of certain tangible long-lived assets. The fair value of a liability for an asset

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  83

retirement obligation is recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of a liability for an asset retirement obligation is the amount at which that liability could be settled in a current transaction between willing parties, that is, other than in a forced or liquidation transaction and, in the absence of observable market transactions, is determined as the present value of expected cash flows. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset and then amortized using a systematic and rational method over its estimated useful life. In subsequent reporting periods, the liability is adjusted for the passage of time through an accretion charge and any changes in the amount or timing of the underlying future cash flows are recognized as an additional asset retirement cost.

q) Foreign currency translation

The functional currency of the Company is Canadian Dollars. Transactions denominated in foreign currencies are recorded at the rate of exchange on the transaction date. Monetary assets and liabilities, denominated in foreign currencies, are translated into Canadian Dollars at the rate of exchange prevailing at the balance sheet date. Foreign exchange gains and losses are included in the determination of earnings.

r) Fair value measurement

Financial instruments are categorized using a valuation hierarchy for disclosure of the inputs used to measure fair value, which prioritizes the inputs into three broad levels. Fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities. Financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly other than the quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The classification of a financial asset or liability within the hierarchy is determined based on the lowest level input that is significant to the fair value measurement.

s) Derivative financial instruments

The Company uses derivative financial instruments to manage financial risks from fluctuations in exchange rates and interest rates. These instruments include cross-currency and interest rate swap agreements as well as embedded price escalation features in revenue and supplier contracts. All such instruments are only used for risk management purposes. The Company does not hold or issue derivative financial instruments for trading or speculative purposes. Derivative financial instruments are subject to standard credit terms and conditions, financial controls, management and risk monitoring procedures. These derivative financial instruments are not designated as hedges for accounting purposes and are recorded at fair value with realized and unrealized gains and losses recognized in the Consolidated Statements of Operations and Comprehensive Income (Loss).

t) Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the deferred tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities from a change in tax rates is recognized in income in the period of enactment. The Company recognizes the effect of income tax positions only if those positions are more likely than not (greater than 50%) of being sustained. Changes in recognition or measurement are reflected in the period in which the change in judgement occurs. The Company accrues interest and penalties for uncertain tax positions in the period in which these uncertainties are identified. Interest and penalties are included in “Other income” in the Consolidated Statements of Operations and Comprehensive Income (Loss). A valuation allowance is recorded against any deferred tax asset if it is more likely than not that the asset will not be realized.

u) Stock-based compensation

The Company accounts for all stock-based compensation payments that are settled by the issuance of equity instruments at fair value. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. Upon exercise of a stock option, share capital is recorded at the sum of proceeds received and the related amount of additional paid-in capital.

The Company has a Deferred Performance Share Unit (“DPSU”) plan, which is described in note 30(b). This compensation plan is settled, at the Company’s option, either by the issuance of equity instruments or by cash payment. Compensation cost is measured using the Black-Scholes model at the grant date and is expensed on a straight-line basis over the award’s vesting period, with a corresponding increase to additional paid-in capital. The vesting of awards under the DPSU is contingent upon certain performance criteria being achieved. The fair value of each share option grant under the DPSU plan assumes that the relevant performance criteria will be achieved and compensation cost is recorded to the extent that vesting of the award is considered probable. When it is determined that such criteria are not probable of being achieved, no compensation cost is recognized and any previously recognized compensation cost is reversed.

84  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The Company has a Restricted Share Unit (“RSU”) plan which is described in note 30(c). RSUs will be granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash. The compensation expense is calculated based on the fair value of each RSU as determined by the number of RSUs vested and the closing value of the Company’s common shares on each period end date.

The Company has a Director’s Deferred Stock Unit (“DDSU”) plan, which is described in note 30(d). The DDSU plan enables directors to receive all or a portion of their fee for that fiscal year in the form of deferred stock units. The deferred stock units are settled in cash and are classified as a liability on the Consolidated Balance Sheets. The measurement of the liability and compensation costs for these awards is based on the fair value of the award and is recorded as a charge to operating income over the vesting period of the award. Subsequent changes in the Company’s payment obligation after vesting of the award and prior to the settlement date are recorded as a charge to operating income in the period such changes occur.

v) Net income (loss) per share

Basic net income (loss) per share is computed by dividing net income available to common shareholders by the weighted average number of shares outstanding during the year (see note 21(c)). Diluted per share amounts are calculated using the treasury stock method. The treasury stock method increases the diluted weighted average shares outstanding to include additional shares from the assumed exercise of stock options, if dilutive. The number of additional shares is calculated by assuming outstanding in-the-money stock options were exercised and the proceeds from such exercises, including any unamortized stock-based compensation cost, were used to acquire shares of common stock at the average market price during the year.

w) Leases

Leases entered into by the Company in which substantially all the benefits and risks of ownership transferred to the Company are recorded as obligations under capital leases, and under the corresponding category of property, plant and equipment. Obligations under capital leases reflect the present value of future lease payments, discounted at an appropriate interest rate, and are reduced by rental payments net of imputed interest. All other leases are classified as operating leases and leasing costs, including any rent holidays, leasehold incentives, and rent concessions, and are amortized on a straight-line basis over the lease term.

x) Deferred financing costs

Underwriting, legal and other direct costs incurred in connection with the issuance of debt not measured under the fair value option is presented as deferred financing costs. The deferred financing costs related to the senior notes and the revolving and term loan facilities are amortized over the term of the related debt using the effective interest method.

y) Investments in unconsolidated joint ventures or affiliates

Investments in unconsolidated joint ventures or affiliates over which the Company has significant influence including the Company’s investment in Noramac Ventures Inc. are accounted for under the equity method of accounting, whereby the investment is carried at the cost of acquisition, including subsequent capital contributions and loans from the Company, plus the Company’s equity in undistributed earnings or losses since acquisition. Investments in unconsolidated joint ventures are included as investment in and advances to unconsolidated joint venture in the Company’s Consolidated Balance Sheets.

z) Business combinations

The Company accounts for all business combinations using the acquisition method. Acquisition related costs which include finder’s fees, advisory, legal, accounting, valuation, other professional or consulting fees, and administrative costs are expensed as incurred.

aa) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 as initially reconciled to US GAAP have been amended to correct the following errors identified during the preparation of the Company’s 2010 financial statements under US GAAP:

(i)	Adoption of CICA Handbook Section 3031, “Inventories”. The Company identified an error related to the adoption of Canadian Handbook Section 3031, “Inventories” in fiscal 2009. The change in accounting policy was accounted for on a retrospective basis, without restatement of prior periods under Canadian GAAP resulting in a decrease to deficit of $991, net of taxes of $392, to reverse a tire impairment recorded in fiscal 2008. This decrease in deficit should have been adjusted for in the reconciliation to US GAAP as the tire impairment should not have been recorded in fiscal 2008 under US GAAP. As a result of this error, net income under US GAAP for fiscal 2008 increased by $991 and the deficit under US GAAP as of March 31, 2008 decreased by $991;

(ii)

Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit,

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  85

above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long-term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7,134 as at March 31, 2009;

(iii)	Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under US GAAP to correct an error related to the method of accounting for an incentive at the time of buying a previously leased asset, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2,700, reduced “Depreciation” by $120, reduced “Deferred income taxes” by $774 and reduced “Net income and comprehensive income for the year” by $1,806 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2,580, reduced long-term “Deferred tax liabilities” by $774 and increased “Deficit” for the year by $1,806 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under US GAAP to correct an error related to the method of accounting for an incentive at time of buying a previously leased asset, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6,600, reduced “Depreciation” by $600, reduced “Deferred income taxes” by $1,800 and increased “Net loss and comprehensive loss for the year” by $4,200 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8,580, reduced long-term “Deferred tax liabilities” by $2,574 and increased “Deficit” for the year by $6,006 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

(iv)	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under US GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the US Dollar interest rate swap was still in place (note 24(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7,514, increased income tax expense by $1,676 and reduced net loss by $5,838 from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7,514, increased long term “Deferred tax liabilities” by $1,676 and reduced “Deficit” by $5,838 in the Consolidated Balance Sheet as at March 31, 2009.

The impact of the above corrections under US GAAP on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Equipment costs	$210,520	$6,600	$217,120
Depreciation	36,989	(600)	36,389
Realized and unrealized gain on derivative financial instruments	$(29,736)	$(7,514)	$(37,250)
Deferred income taxes	9,211	(124)	9,087
Net loss and comprehensive loss for the year	(137,042)	1,638	(135,404)
Deficit, end of year	(157,937)	(168)	(158,105)
Net loss per share – basic	$(3.80)	$0.04	$(3.76)
Net loss per share – diluted	$(3.80)	$0.04	$(3.76)

86  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Equipment costs	$174,873	$1,317	$176,190
Depreciation	35,840	(120)	35,720
Deferred income taxes	17,418	(382)	17,036
Net income and comprehensive income for the year	42,349	(815)	41,534
Deficit, end of year	(21,886)	(815)	(22,701)
Net income per share – basic	$1.18	$(0.02)	$1.16
Net income per share – diluted	$1.15	$(0.02)	$1.13

The impact of the above corrections under US GAAP on the Consolidated Balance Sheets as at March 31, 2009 is as follows:

March 31, 2009	As previously reported	Adjustments	As amended
Property, plant and equipment	$324,695	$(8,580)	$316,115
Accrued liabilities	52,135	(7,134)	45,001
Long-term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Deferred tax liabilities	31,643	(898)	30,745
Deficit, end of period	(157,937)	(168)	(158,105)

The impact of the above corrections under US GAAP on the Consolidated Statements of Cash Flows for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Net loss for the year	$(137,042)	$1,638	$(135,404)
Depreciation	36,989	(600)	36,389
Unrealized gain on derivative financial instruments measured at fair value	(32,407)	(7,514)	(39,921)
Deferred income taxes	9,211	(124)	9,087
Cash flow from operating activities	157,785	(6,600)	151,185
Purchase of property, plant and equipment	(91,037)	6,600	(84,437)
Cash flow from investing activities	(85,315)	6,600	(78,715)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Net income for the year	$42,349	$(815)	$41,534
Depreciation	35,840	(120)	35,720
Deferred income taxes	17,418	(382)	17,036
Write-down of other assets to replacement cost	1,383	(1,383)	0
Cash flow from operating activities	97,497	(2,700)	94,797
Purchase of property, plant and equipment	(55,505)	2,700	(52,805)
Cash flow from investing activities	(48,632)	2,700	(45,932)

bb) United States accounting pronouncements recently adopted

i) The FASB accounting standards codification and the hierarchy of generally accepted accounting principles

In June 2009, the Financial Accounting Standards Board (FASB) issued the FASB Accounting Standards Codification (ASC) 105. The ASC amended the hierarchy of generally accepted accounting principles (GAAP) such that the ASC became the single source of authoritative nongovernmental US GAAP, except for SEC rules and interpretative releases which, for the Company, are also authoritative US GAAP. The ASC did not change current US GAAP, but was intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All previously existing accounting standard documents were superseded and all other accounting literature not included in the ASC is considered non-authoritative. The ASC identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. The Company adopted this standard during the quarter ended September 30, 2009.

ii) Fair value measurements

In September 2006, the FASB issued an accounting standard codified in ASC 820, “Fair Value Measurements and Disclosures”. This standard established a single definition of fair value and a framework for measuring fair value, set out a fair value hierarchy to be used to classify the source of information used in fair value measurements, and required disclosures of assets and liabilities measured at fair value based on their level in the hierarchy. This standard applies under other accounting standards that require or permit fair value measurements. One of the amendments deferred the

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  87

effective date for one year relative to nonfinancial assets and liabilities that are measured at fair value, but are recognized or disclosed at fair value on a nonrecurring basis. This deferral applied to such items as nonfinancial assets and liabilities initially measured at fair value in a business combination (but not measured at fair value in subsequent periods) or nonfinancial long-lived asset groups measured at fair value for an impairment assessment. These remaining aspects of the fair value measurement standard were adopted by the Company prospectively beginning April 1, 2009. Refer to Note 24(a) for additional disclosures of assets and liabilities that are measured at fair value on a non-recurring basis as a result of this adoption.

iii) Business combinations

In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations” (“SFAS 141(R)”), and, in April 2009, issued FAS 141 (R)-1, “Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies”, to amend and clarify SFAS No. 141(R), “Business Combinations”, now part of ASC 805, “Business Combinations”. Effective for the Company beginning on April 1, 2009, the standard establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any non-controlling interest in the acquiree, and any goodwill and establishes disclosure requirements that enable users of the Company’s financial statements to evaluate the nature and financial effects of the business combination. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd. (note 5(a)).

iv) Non-controlling interests in consolidated financial statements

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements – An Amendment of ARB No. 51 (“SFAS 160”), which is now a part of ASC 810. The amendments to ASC 810 are effective for the fiscal year beginning April 1, 2009 and changes the accounting and reporting for ownership interests in subsidiaries held by parties other than the parent. These non-controlling interests are to be presented in the consolidated balance sheet within equity but separate from the parent’s equity. The amount of consolidated net income attributable to the parent and to the non-controlling interest is to be clearly identified and presented on the face of the consolidated statement of operations. In addition, this ASC establishes standards for a change in a parent’s ownership interest in a subsidiary and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The ASC also establishes reporting requirements for providing sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. The Company prospectively adopted this ASC effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

v) Determination of the useful life of intangible assets

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets”, which amends the list of factors an entity should consider in developing renewal or extension assumptions used in determining the useful life of recognized intangible assets under SFAS No. 142, “Goodwill and Other Intangible Assets.” The guidance, now part of ASC 350, “Intangibles – Goodwill and Others”, and ASC 275, “Risks and Uncertainties”, applies to (i) intangible assets that are acquired individually or with a group of other assets and (ii) intangible assets acquired in both business combinations and asset acquisitions. Entities estimating the useful life of a recognized intangible asset must now consider their historical experience in renewing or extending similar arrangements or, in the absence of historical experience, must consider assumptions that market participants would use about renewal or extension. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vi) Equity method investment accounting considerations

In November 2008, the FASB issued EITF 08-06, “Equity Method Investment Accounting Considerations”, now part of ASC 323, “Investments – Equity Method and Joint Ventures”, which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent is to provide guidance on: (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee’s issuance of shares. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vii) Determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not orderly

In April 2009, the FASB issued FSP No. FAS 157-4, “Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly”. The guidance, now part of ASC 820, “Fair Value Measurements and Disclosures”, provides additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased. It also includes guidance on identifying circumstances that indicate a transaction is not orderly. The Company adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

88  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

viii) Subsequent events

In May 2009, the FASB issued ASC 855, “Subsequent Events” (formerly SFAS No. 165 “Subsequent Events”) which requires SEC filers to evaluate subsequent events through the date the financial statements are issued. In February 2010, the FASB issued ASU 2010-09, “Amendments to Certain Recognition and Disclosure Requirements”, which amended the guidance in ASC 855 to remove the requirement to disclose the date through which subsequent events have been evaluated in originally issued and revised financial statements. The adoption of this guidance did not have a material impact on the Company’s consolidated financial statements.

ix) Measuring liabilities at fair value

In August 2009, the FASB issued ASU No. 2009-05, “Measuring Liabilities at Fair Value”, which provides additional guidance on how companies should measure liabilities at fair value under ASC 820, “Fair Value Measurements and Disclosures”. The ASU clarifies that the quoted price for an identical liability should be used; however, if such information is not available, an entity may use, the quoted price of an identical liability when traded as an asset, quoted prices for similar liabilities or similar liabilities traded as assets, or another valuation technique (such as the market or income approach). The ASU also indicates that the fair value of a liability is not adjusted to reflect the impact of contractual restrictions that prevent its transfer and indicates circumstances in which quoted prices for an identical liability or quoted price for an identical liability traded as an asset may be considered Level 1 fair value measurements. The Company adopted this ASU effective October 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

x) Accounting and reporting for decreases in ownership of a subsidiary

In January 2010, the FASB issued ASU 2010-02, “Consolidation (Topic 810) – Accounting and Reporting for Decreases in Ownership of a Subsidiary – A Scope Clarification”. The ASU clarifies that the scope of the decrease in ownership provisions included in ASC 810, “Consolidations” and related guidance applies to: (i) a subsidiary or a group of assets that is a business or a non-profit activity; (ii) a subsidiary that is a business or a non-profit activity that is transferred to an equity method investee or a joint venture; and (iii) an exchange of a group of assets that constitutes a business or non-profit activity for a non-controlling interest in an entity. The standard also clarifies that the decrease in ownership guidance does not apply to certain transactions, such as sales of in substance real estate or conveyance of oil and gas properties. The Company adopted this standard effective April 1, 2009 in conjunction with adoption of the non-controlling interest standard. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

xi) Equity

In January 2010, the FASB issued ASU No. 2010-01, “Equity”, which clarifies that the stock portion of a distribution to shareholders that allows them to elect to receive cash or shares with a potential limitation on the total amount of cash that all shareholders can elect to receive in the aggregate is considered a share issuance that is reflected in EPS prospectively and is not a stock dividend for purposes of earnings per share calculations. The Company adopted this ASU effective December 31, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

xii) Improving disclosures about fair value measurements

In January 2010, the FASB issued ASU No. 2010-06, “Improving Disclosures About Fair Value Measurements”, that amends existing disclosure requirements under ASC 820 by adding required disclosures about items transferring into and out of Levels 1 and Level 2 in the fair value hierarchy; adding separate disclosures about purchase, sales, issuances, and settlements relative to Level 3 measurements; and clarifying, among other things, the existing fair value disclosures about the level of disaggregation. The ASU is effective for the Company beginning on January 1, 2010, except for disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements, which is effective for the Company beginning on April 1, 2011. The Company adopted this ASU effective January 1, 2010. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

cc) Recent United States accounting pronouncements not yet adopted

i) Revenue recognition

In October 2009, the FASB issued ASU No. 2009-13, “Revenue Recognition: Multiple-Deliverable Revenue Arrangements”, which addresses the accounting for multiple-deliverable arrangements to enable vendors to account for products or services separately rather than as a combined unit. The amendments establish a selling price hierarchy for determining the selling price of a deliverable. The amendments also eliminate the residual method of allocation and require that arrangement consideration be allocated at the inception of the arrangement to all deliverables using the relative selling price method. For the Company, this ASU is effective prospectively for revenue arrangements entered into or materially modified on or after April 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  89

ii) Improvements to financial reporting by enterprises involved with variable interest entities

In December 2009, the FASB issued ASU No. 2009-17, “Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities”, which amends ASC 810, “Consolidation”. The amendments give guidance and clarification of how to determine when a reporting entity should include the assets, liabilities, non-controlling interests and results of activities of a variable interest entity in its consolidated financial statements. The amendments in this ASU are effective for the Company beginning on April 1, 2010. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

iii) Embedded credit derivatives

In March 2010, the FASB issued ASU No. 2010-11, “Scope Exception Related to Embedded Credit Derivatives”, which clarifies that financial instruments that contain embedded credit-derivative features related only to the transfer of credit risk in the form of subordination of one instrument to another are not subject to bifurcation and separate accounting. The scope exception only applies to an embedded derivative feature that relates to subordination between tranches of debt issued by an entity and other features that relate to another type of risk must be evaluated for separation as an embedded derivative. The ASU is effective for the Company beginning on July 1, 2010, with early adoption permitted in first fiscal quarter beginning after March 5, 2010. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

iv) Share based payment awards

In April 2010, the FASB issued ASU No. 2010-13, “Effect of Denominating the Exercise Price of Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades” which clarifies that an employee share-based payment award with an exercise price denominated in the currency of a market in which a substantial portion of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance, or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. This ASU will amend ASC 718, “Compensation- Stock Compensation” and it is effective for the Company beginning on April 1, 2011. The Company is currently evaluating the impact of this ASU on its consolidated financial statements.

4. Goodwill

In accordance with the Company’s accounting policy, a goodwill impairment test is completed annually on October 1 of each fiscal year or whenever events or changes in circumstances indicate that impairment may exist. The Company conducted its annual goodwill impairment test on October 1, 2009 and concluded that there was no goodwill impairment as the fair value of the Piling reporting unit exceeded its carrying value. There have been no triggering events between October 1, 2009 and March 31, 2010.

For the year ended March 31, 2009, the Company conducted its annual goodwill impairment test on October 1, 2008 and concluded that the fair value of each of its reporting units exceeded its carrying amount. However, at December 31, 2008 and at March 31, 2009, based on adverse changes in the Company’s principal markets, the decline in the Company’s market capitalization and updated long term financial forecasts, which resulted in lower near-term and longer-term revenues and cash flows for each reporting unit, the Company concluded that an interim test for impairment of goodwill was appropriate.

In performing the goodwill assessment at December 31, 2008, the Company considered discounted cash flows, market capitalization and other factors, including observable market data to determine the fair value of each reporting unit. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there were significant differences in the products, services, and operating characteristics of the reporting units as compared to a set of selected comparable companies. As a result, the Company relied primarily on the discounted cash flow method, using management projections for each reporting unit and risk-adjusted discount rates to determine fair value. Expected cash flows of each of the reporting units were discounted using estimated discount rates ranging from 18.0% to 27.0% to calculate fair value and a terminal growth rate of 3.0% was used. Based on this analysis, the Company concluded that the carrying value of the Pipeline Operating Segment (also a separate reporting unit) exceeded its fair value and the Company recorded an impairment charge of $32,753, calculated as the difference between the carrying value of goodwill of the Pipeline Operating Segment and the implied fair value of the Pipeline Operating Segment of $nil at December 31, 2008.

During the three months ended March 31, 2009, the Company observed further deterioration in industry conditions, global economic and credit conditions. The economic environment had impacted the Company’s ability to forecast future demand and in turn resulted in the use of higher discounts rates, reflecting the risk and uncertainty in the current market. Furthermore, the Company experienced a significant and sustained quarter over quarter decline in its operating results due primarily to challenging market conditions. As a result, the Company concluded that events had occurred and circumstances had changed that required it to perform an additional interim goodwill impairment test for the Heavy Construction and Mining and Piling Operating Segments (also separate reporting units) as at March 31, 2009, which was corroborated by a combination of factors including a significant and sustained decline in the Company’s market capitalization, which was significantly below its book value, and a deteriorating environment, which resulted in a decline in expected future demand.

90  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

As part of the March 31, 2009 goodwill impairment test, the Company updated its discounted cash flow (“DCF”) analysis for the Heavy Construction and Mining and Piling reporting segments using estimated discount rates ranging from 22.0% to 32.0% and a decreased terminal growth rate of 2.5% to calculate fair value. The Company also updated its forecasted cash flows. These updates were based on the economic volatility experienced during the three months ended March 31, 2009 and considered management’s view of economic conditions and trends, estimated future operating results, sector growth rates, anticipated future economic conditions and the Company’s strategic alternatives to respond to these conditions. Although implied market comparable valuation multiples and transaction premiums were considered in the analysis, there are significant differences in the products, services and operating characteristics of the reporting units as compared to a set of selected comparable companies. The fair value utilizing the DCF model was determined to be reasonable when compared to the market capitalization at the end of the year plus a reasonable control premium. The process of determining fair value is subjective and requires management to exercise a significant amount of judgment in determining future growth rates, discount and tax rates and other factors.

As a result of this analysis, the Company concluded that the carrying value of the Heavy Construction and Mining and Piling reporting units exceeded their fair value and the Company recorded an impairment charge of $125,447 and $18,000 respectively, calculated as the difference between the carrying value of goodwill of the Heavy Construction and Mining reporting unit of $125,447 and of the Piling reporting unit of $46,372 and the implied fair value of goodwill at March 31, 2009 of $nil for the Heavy Construction and Mining reporting unit and $28,372 for the Piling reporting unit.

The implied fair value of goodwill was determined in the same manner as the value of goodwill is determined in a business combination. The impairment charge is included in the caption “Impairment of goodwill” in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009.

There was no goodwill impairment recorded for the years ended March 31, 2008 and March 31, 2010.

The change in goodwill during the years ended March 31, 2010 and 2009 are as follows:

Balance at March 31, 2008	$200,072
Impairment of goodwill (assigned to the Pipeline segment)	(32,753)
Impairment of goodwill (assigned to the Heavy Construction and Mining segment)	(125,447)
Impairment of goodwill (assigned to the Piling segment)	(18,000)

Balance at March 31, 2009	$23,872
Acquisition of goodwill (assigned to the Piling segment) (note 5(a))	1,239

Balance at March 31, 2010	$25,111

5. Acquisitions

a) Acquisitions in fiscal 2010

On August 1, 2009, the Company acquired all of the issued and outstanding shares of DF Investments Limited (the holding company) and its subsidiary Drillco Foundation Co. Ltd., a piling company based in Milton, Ontario, for a consideration of $5,410. This acquisition gives the Company access to piling markets and customers in the Toronto area. The transaction has been accounted for using the acquisition method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is not deductible for tax purposes. The purchase price allocation is as follows:

Accounts receivable	$4,101
Inventories	59
Prepaid expenses and deposits	11
Property, plant and equipment	2,873
Land	281
Intangible assets	547
Goodwill (assigned to the Piling segment)	1,239
Accounts payable and accrued liabilities	(2,211)
Deferred tax liabilities	(838)
Long-term debt	(652)

$5,410

The amount of revenue and net loss since acquisition on August 1, 2009 included in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2010 are $4,158 and $(2,287) respectively.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  91

b) Acquisitions in fiscal 2009

The Company did not acquire any businesses in fiscal 2009.

c) Acquisitions in fiscal 2008

On May 1, 2007, the Company acquired all of the assets of Active Auger Services 2001 Ltd., a piling company specializing in the design and installation of screw piles in north central Saskatchewan, for total cash consideration and acquisition costs of $1,581. The transaction was accounted for using the purchase method with the results of operations included in the financial statements from the date of acquisition. The goodwill acquired is deductible for tax purposes. The purchase price allocation was as follows:

Net assets acquired at assigned values:
Plant and equipment	$700
Intangible assets	201
Goodwill (assigned to the Piling segment)	680

$1,581

6. Accounts receivable

	March 31, 2010	March 31, 2009
Accounts receivable – trade	$103,067	$67,123
Accounts receivable – holdbacks	3,899	9,376
Income and other taxes receivable	4,486	2,651
Accounts receivable – other	2,123	1,770
Allowance for doubtful accounts (note 24(d))	(1,691)	(2,597)

	$111,884	$78,323

Accounts receivable – holdbacks represent amounts up to 10% under certain contracts that the customer is contractually entitled to withhold until completion of the project or until certain project milestones are achieved.

7. Costs incurred and estimated earnings net of billings on uncompleted contracts

	March 31, 2010	March 31, 2009
Costs incurred and estimated earnings on uncompleted contracts	$1,193,821	$955,763
Less billings to date	(1,110,733)	(902,011)

	$83,088	$53,752

Costs incurred and estimated earnings net of billings on uncompleted contracts is presented in the Consolidated Balance Sheets under the following captions:

	March 31, 2010	March 31, 2009
Unbilled revenue	$84,702	$55,907
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(1,614)	(2,155)

	$83,088	$53,752

8. Inventories

	March 31, 2010	March 31, 2009
Spare tires	$1,868	$10,533
Job materials and other	3,791	1,281

	$5,659	$11,814

9. Prepaid expenses and deposits

Current:

	March 31, 2010	March 31, 2009
Prepaid insurance and property taxes	$1,203	$1,535
Prepaid lease payments	5,678	3,246

	$6,881	$4,781

92  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Long-term:

	March 31, 2010	March 31, 2009
Prepaid lease payments	$4,005	$3,504

10. Assets held for sale

Equipment disposal decisions are made using an approach in which a target is set for each type of equipment. The target life is based on the manufacturer’s recommendations and the Company’s past experience in the various operating environments. Once a piece of equipment reaches its target life it is evaluated to determine if disposal is warranted based on its expected operating cost and reliability in its current state. If the expected operating cost exceeds the average operating cost for the fleet, the unit is deemed ready for disposal. Also if the expected reliability is lower than the average reliability of the fleet, the unit is deemed ready for disposal. If either of these conditions is met the unit is disposed. Expected operating costs and reliability are based on the past history of the unit and experience in the various operating environments. Assets held for sale are sold on the Company’s used equipment website and syndicated on third party equipment sale websites. If a sale is not realized after a reasonable length of time, the equipment will be sent to auction for disposal.

During the year ended March 31, 2010, impairments of assets held for sale amounting to $806 have been included in depreciation expense in the Consolidated Statements of Operations and Comprehensive Income (Loss) (2009 – $883; 2008 – $1,564). The impairment charge is the amount by which the carrying value of the related assets exceeded their fair value less costs to sell. Included in depreciation expense for the year ended March 31, 2010, is a loss on disposal of assets held for sale of $373 (2009 – $24; 2008 – $493) relating to the decision to dispose of heavy construction assets held by the Heavy Construction & Mining segment.

11. Property, plant and equipment

March 31, 2010	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$339,312	$95,473	$243,839
Major component parts in use	33,452	8,297	25,155
Other equipment	25,666	10,910	14,756
Licensed motor vehicles	16,296	10,692	5,604
Office and computer equipment	9,746	3,786	5,960
Buildings	21,710	6,832	14,878
Land	281	–	281
Leasehold improvements	9,314	2,960	6,354
Assets under capital lease	24,304	12,388	11,916

	$480,081	$151,338	$328,743

March 31, 2009	Cost	Accumulated Depreciation	Net Book Value
Heavy equipment	$310,406	$75,410	$234,996
Major component parts in use	25,187	2,535	22,652
Other equipment	22,056	8,268	13,788
Licensed motor vehicles	12,760	7,445	5,315
Office and computer equipment	6,759	3,459	3,300
Buildings	20,823	5,308	15,515
Leasehold improvements	6,589	1,929	4,660
Assets under capital lease	27,953	12,064	15,889

	$432,533	$116,418	$316,115

During the year ended March 31, 2010, additions to property, plant and equipment included $1,523 of assets that were acquired by means of capital leases (2009 – $8,863; 2008 – $8,829). Depreciation of equipment under capital lease of $4,081 (2009 – $5,138; 2008 – $2,928) was included in depreciation expense.

12. Intangible assets

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$624	$329	$295
Other intangible assets	915	531	384
Internal-use software	10,721	3,731	6,990

	$12,260	$4,591	$7,669

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  93

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Customer contracts in progress and related relationships	$340	$260	$80
Other intangible assets	721	527	194
Internal-use software	7,855	2,185	5,670

	$8,916	$2,972	$5,944

During the year ended March 31, 2010, the Company capitalized $3,362 (2009 – $3,102) related to the development of internally developed computer software. Internal-use software with a cost of $496 and accumulated amortization of $288 were written off and the net book value of $208 was included in amortization of intangible assets during the year ended March 31, 2010.

Amortization of intangible assets for the year ended March 31, 2010 was $1,719 (2009 – $1,501; 2008 – $804).The estimated amortization expense for future years is as follows:

For the year ending March 31,
2011	$2,720
2012	2,405
2013	1,651
2014	824
2015 and thereafter	69

$7,669

During the year ended March 31, 2010, $547 in additions were made to intangible assets as a result of the acquisition of DF Investments Limited and its subsidiary, Drillco Foundation Co. Ltd. (note 5(a)).

13. Deferred financing costs

March 31, 2010	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$12,014	$4,507
Term Facility and Revolving Facility	4,328	3,150	1,178
9.125% debentures	1,040	–	1,040

	$21,889	$15,164	$6,725

March 31, 2009	Cost	Accumulated Amortization	Net Book Value
Senior notes	$16,521	$9,613	$6,908
Term Facility and Revolving Facility	3,205	2,203	1,002

	$19,726	$11,816	$7,910

Amortization of deferred financing costs included in interest expense for the year ended March 31, 2010 was $3,348 (2009 – $2,970; 2008 – $2,899).

During the year ended March 31, 2010, financing fees totalling $1,123 (2009 – $nil; 2008 – $776) paid in connection with an amendment of the Revolving Facility (note 18(a)) were recorded as deferred financing costs.

During the year ended March 31, 2010, financing fees totalling $1,040 were incurred and accrued in connection with the 9.125% Debenture issuance subsequent to year-end (note 33).

14. Investment in and advances to unconsolidated joint venture

The Company is engaged in one joint venture, “Noramac Ventures Inc.”. The joint venture is with Fort McKay Construction Ltd. and was formed for the purpose of expanding the Company’s market opportunities and establishing strategic alliances in Northern Alberta. The Company has a 50% proportionate interest in the Noramac Joint Venture.

As of March 31, 2010, the Company’s investment in and advances to unconsolidated joint venture totaled $2,917 (March 31, 2009 – $nil). Condensed financial data as at and for the year ended March 31, 2010 is as follows:

March 31, 2010
Current assets	$8,952
Long-term assets	153
Current liabilities	3,271
Long-term liabilities	5,940

94  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Year ended March 31,	2010
Gross revenues	$8,774
Gross profit	1,610
Net income	87

Equity in earnings of unconsolidated joint venture	$44

15. Deferred lease inducements

Lease inducements applicable to lease contracts are deferred and amortized as a reduction of general and administrative costs on a straight-line basis over the lease term, which includes the initial lease term and renewal periods only where renewal is determined to be reasonably assured.

	March 31, 2010	March 31, 2009
Balance, beginning of year	$836	$941
Additions	32	–
Amortization of deferred lease inducements	(107)	(105)

Balance, end of year	$761	$836

16. Accrued liabilities

Current

Current	March 31, 2010	March 31, 2009
Accrued interest payable	$14,725	$16,022
Payroll liabilities	21,741	15,083
Liabilities related to equipment leases	4,720	5,047
Income and other taxes payable	6,005	8,849

	$47,191	$45,001

Long-term

	March 31, 2010	March 31, 2009
Long-term liabilities related to equipment leases	$14,943	$7,134

17. Capital lease obligations

The Company’s capital leases primarily relate to licensed motor vehicles. The minimum lease payments due in each of the next five fiscal years are as follows:

2011	$5,734
2012	5,209
2013	2,987
2014	462
2015	169

Subtotal:	$14,561
Less: amount representing interest – weighted average interest rate of 8.7%	(1,168)

Present value of minimum lease payments	$13,393
Less: current portion	(5,053)

Long term portion	$8,340

18. Debt

a) Long-term debt

On June 24, 2009, the Company entered into an amended and restated credit agreement which matures on June 8, 2011 to provide for borrowings of up to $125.0 million under which revolving loans, term loans and letters of credit may be issued. This facility includes a $75.0 million Revolving Facility and a $50.0 million Term Facility. The Term Facility commitments were available until August 31, 2009 and aggregate borrowings under this facility had to exceed $25.0 million. Any undrawn amount under the Term Facility, up to a maximum of $15.0 million, could be reallocated to the Revolving Facility. On August 31, 2009, the maximum undrawn portion of the Term Facility totaling $15.0 million was reallocated to the Revolving Facility resulting in Revolving Facility commitments of $90.0 million.

As of March 31, 2010, the Company had issued $10.4 million (March 31, 2009 – $20.8 million) in letters of credit under the Revolving Facility to support performance guarantees associated with customer contracts. The total credit

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  95

facility commitments are $118.4 million at March 31, 2010 and include the $90.0 million Revolving Facility and the outstanding borrowings of $28.4 million, (March 31, 2009 – $nil) under the Term Facility after mandatory principal repayments of $4.6 million in the year. The funds available under the Revolving Facility are reduced by any outstanding letters of credit. The Company’s unused borrowing availability under the Revolving Facility was $79.6 million at March 31, 2010.

Borrowings under the Revolving Facility may be repaid and borrowed from time to time at the option of the Company. The Term Facility is fully utilized and requires quarterly principal repayments. At March 31, 2010, there were no borrowings under the Revolving Facility.

Beginning September 30, 2009, and at the end of each fiscal quarter thereafter, the Company must make quarterly repayments on the Term Facility of $1,518 through June 2011, with the balance due at that time. The credit facility bears interest at Canadian prime rate, US Dollar Base Rate, Canadian bankers’ acceptance rate or London interbank offered rate (LIBOR) (all such terms as used or defined in the credit facility), plus applicable margins. In each case, the applicable pricing margin depends on the Company’s credit rating.

The credit facility is secured by a first priority lien on substantially all of the Company’s existing and after acquired property and contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company is also required to meet certain financial covenants under the credit agreement and was in compliance with these covenants at March 31, 2010.

Financing fees of $1,123 paid in connection with an amendment of the Revolving Facility were recorded during the year ended March 31, 2010 (March 31, 2009 – $nil, 2008 – $776). These fees have been recorded as deferred financing costs (note 13).

During the year ended March 31, 2010, the Company extinguished $652 of long-term debt acquired through its August 1, 2009 acquisition of DF Investments Limited and its subsidiary Drillco Foundations Co. Ltd. (note 5(a)).

b) Senior notes

	March 31, 2010	March 31, 2009
8 3/4% senior unsecured notes due 2011 ($US)	$200,000	$200,000
Unrealized foreign exchange	3,120	52,040
Fair value of embedded early redemption option (note 24(a))	–	3,716

	$203,120	$255,756

The 8 3/4% senior notes were issued on November 26, 2003 in the amount of US $200.0 million (Canadian $263.0 million). These notes mature on December 1, 2011 with interest payable semi-annually on June 1 and December 1 of each year.

The 8 3/4% senior notes are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The notes are effectively subordinated to all secured debt to the extent of the outstanding amount of such debt.

The 8 3/4% senior notes are redeemable at the option of the Company, in whole or in part, at any time on or after December 1, 2009 at 100% of the principal amount plus interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each holder’s 8 3/4% senior notes, at a purchase price in cash equal to 101% of the principal amount of the notes offered for repurchase plus accrued interest to the date of purchase.

In March 2010, the Company elected to redeem all the outstanding 8 3/4% senior notes. In accordance with the terms of the 8 3/4% senior notes, the Company will redeem them at 100% of the principal amount plus interest accrued to the redemption date of April 28, 2010. The Company financed the repayment of the 8 3/4% senior notes by issuing a new long-term obligation subsequent to year-end (note 33) and therefore; has continued to classify the 8 3/4% senior notes as a long-term obligation.

19. Asset retirement obligation

The Company recorded an asset retirement obligation related to the future retirement of a facility on leased land. Accretion expense associated with this obligation is included in equipment costs in the Consolidated Statements of Operations and Comprehensive Income (Loss).

96  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The following table presents a continuity of the liability for the asset retirement obligation:

Balance at March 31, 2008	$–
Obligation relating to the future retirement of a facility on leased land	231
Accretion expense	155

Balance at March 31, 2009	$386
Obligation relating to the future retirement of a facility on leased land	(31)
Accretion expense	5

Balance at March 31, 2010	$360

At March 31, 2010, estimated undiscounted cash flows required to settle the obligation were $1,084. The credit adjusted risk-free rate assumed in measuring the asset retirement obligation was 9.42%. The Company expects to settle this obligation in 2021.

20. Income taxes

Income tax provision (recovery) differs from the amount that would be computed by applying the Federal and Provincial statutory income tax rates to income before income taxes. The reasons for the differences are as follows:

Year ended March 31,	2010	2009	2008
Income (loss) before income taxes statutory	$41,898	$(120,771)	$58,650
Tax rate	28.91%	29.38%	31.47%

Expected provision (recovery) at statutory tax rate	$12,113	$(35,483)	$18,457

Decrease related to:
Impact of enacted future statutory income tax rates	(673)	(1,005)	(1,287)
Income tax adjustments and reassessments	1,442	–	–
Impairment of goodwill	–	51,767	–
Other	797	(646)	(54)

Income tax provision	$13,679	$14,633	$17,116

Classified as:

Year ended March 31,	2010	2009	2008
Current income taxes	$3,803	$5,546	$80
Deferred income taxes	9,876	9,087	17,036

	$13,679	$14,633	$17,116

	March 31, 2010	March 31, 2009
Deferred tax assets:
Non-capital losses carried forward	$2,205	$2,867
Deferred financing costs	12	–
Derivative financial instruments and senior notes	8,892	13,813
Billings in excess of costs on uncompleted contracts	448	620
Capital lease obligations	3,692	4,961
Intangible assets	104	–
Long term over hour accrual	1,965	360
Deferred lease inducements	199	214
Other	370	420
DSU/DPSU/RSU compensation costs	894	105

	$18,781	$23,360

	March 31, 2010	March 31, 2009
Deferred tax liabilities:
Unbilled revenue and uncertified revenue included in accounts receivable	$15,975	$7,081
Assets held for sale	233	794
Accounts receivable – holdbacks	1,083	2,696
Property, plant and equipment	31,234	30,856
Deferred financing costs	–	950
Intangible assets	–	12

	48,525	42,389

Net deferred income taxes	$(29,744)	$(19,029)

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  97

Classified as:

	March 31, 2010	March 31, 2009
Current asset	$3,481	$7,033
Long-term asset	10,997	12,432
Current liability	(16,781)	(7,749)
Long-term liability	(27,441)	(30,745)

	$(29,744)	$(19,029)

The Company and its subsidiaries file income tax returns in the Canadian federal jurisdiction, and several provincial jurisdictions. For years before 2006, the Company is no longer subject to Canadian federal or provincial examinations.

The Company has no unrecognized tax benefits as at March 31, 2010 or March 31, 2009. At March 31, 2010, the Company has non-capital losses for income tax purposes of $7,913 which expire as follows and are expected to be fully used in 2011.

2015	$11
2026	3
2027	3,095
2029	464
2030	4,340

$7,913

21. Shares

a) Common shares

Authorized:

Unlimited number of common voting shares

Unlimited number of common non-voting shares

Issued and outstanding:

	Number of Shares	Amount
Common voting shares

Issued and outstanding at March 31, 2007	35,192,260	$297,594
Issued upon exercise of stock options	324,816	1,627
Transferred from additional paid-in capital on exercise of stock options	–	611
Conversion of common non-voting shares	412,400	2,062

Issued and outstanding at March 31, 2008	35,929,476	$301,894
Issued upon exercise of stock options	109,000	703
Transferred from additional paid-in capital on exercise of stock options	–	834

Issued and outstanding at March 31, 2009	36,038,476	$303,431
Issued upon exercise of stock options	10,800	53
Transferred from additional paid-in capital on exercise of stock options	–	21

Issued and outstanding at March 31, 2010	36,049,276	$303,505

Common non-voting shares

Issued and outstanding at March 31, 2007	412,400	$2,062
Conversion to common voting shares	(412,400)	(2,062)

Issued and outstanding at March 31, 2010, 2009 and 2008	–	$–

98  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

b) Additional paid-in capital

Balance at March 31, 2007	$3,606
Stock-based compensation (note 30(a))	1,937
Transferred to common shares on exercise of stock options	(611)
Cash settlement of stock options	(581)

Balance at March 31, 2008	$4,351
Stock-based compensation (note 30(a))	1,888
Deferred performance share unit plan (note 30(b))	61
Transferred to common shares on exercise of stock options	(834)

Balance at March 31, 2009	$5,466
Stock-based compensation (note 30(a))	2,135
Deferred performance share unit plan (note 30(b))	123
Reclassified to restricted share unit liability (note 30(c))	(20)
Transferred to common shares on exercise of stock options	(21)
Cash settlement of stock options	(244)

Balance at March 31, 2010	$7,439

c) Net income (loss) per share

Year ended March 31,	2010	2009	2008
Net income (loss) available to common shareholders	$28,219	$(135,404)	$41,534
Weighted average number of common shares	36,040,857	36,020,763	35,788,776

Basic net income (loss) per share	$0.78	$(3.76)	$1.16

Year ended March 31,	2010	2009	2008

Net income (loss) available to common shareholders	$28,219	$(135,404)	$41,534
Weighted average number of common shares	36,040,857	36,020,763	35,788,776
Dilutive effect of stock options and performance units	680,169	–	1,126,859
Weighted average number of diluted common shares	36,721,026	36,020,763	36,915,635

Diluted net income (loss) per share	$0.77	$(3.76)	$1.13

For the year ended March 31, 2010, there were 820,641 and 57,311 options and performance units respectively which were anti-dilutive and therefore were not considered in computing diluted earnings per share (March 31, 2009 – 2,071,884 and 91,005; March 31, 2008 – 283,674 and nil options and performance units respectively).

For the year ended March 31, 2009, the effect of outstanding stock options on net loss per share was anti-dilutive. As such, the effect of outstanding stock options used to calculate the diluted net loss per share was not disclosed.

22. Interest expense

Year ended March 31,	2010	2009	2008
Interest expense on 8 3/4% senior notes and swaps	$19,041	$25,379	$23,338
Interest on capital lease obligations	1,032	1,234	780
Amortization of deferred financing costs	3,348	2,970	2,899
Interest on credit facility	2,375	298	769

Interest on long-term debt	$25,796	$29,881	$27,786
Other interest	284	(269)	1,294

	$26,080	$29,612	$29,080

23. Claims Revenue

Year ended March 31,	2010	2009	2008
Claims revenue recognized	$4,541	$55,999	$–

Claims revenue uncollected (classified as unbilled revenue)	$785	$1,768	$3,124

24. Financial instruments and risk management

a) Fair value of financial instruments

In determining the fair value of financial instruments, the Company uses a variety of methods and assumptions that are based on market conditions and risks existing on each reporting date. Counterparty confirmations and standard market

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  99

conventions and techniques, such as discounted cash flow analysis and option pricing models, are used to determine the fair value of the Company’s financial instruments, including derivatives. All methods of fair value measurement result in a general approximation of value and such value may never actually be realized.

The fair values of the Company’s cash and cash equivalents, accounts receivable, unbilled revenue, accounts payable and accrued liabilities approximate their carrying amounts due to the relatively short periods to maturity for the instruments.

The fair values of amounts due under the Revolving Facility and the Term Facility are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rate currently estimated to be available for instruments with similar terms. Based on these estimates and by using the outstanding balance of $28.4 million at March 31, 2010 and $nil at March 31, 2009, the fair value of amounts due under the Revolving Facility and the Term Facility as at March 31, 2010 and March 31, 2009 are not significantly different than their carrying value.

The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

Financial instruments with carrying amounts that differ from their fair values are as follows:

	March 31, 2010		March 31, 2009
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior notes (i)	$203,120	$203,526	$255,756	$181,469
Capital lease obligations (ii)	13,393	13,291	17,484	17,345

(i)

The fair value of the US Dollar denominated 8 3/4% senior notes is based upon their period end closing market price translated into Canadian Dollars at period end exchange rates as at March 31, 2010 and March 31, 2009.

(ii)	The fair values of amounts due under capital leases are based on management estimates which are determined by discounting cash flows required under the instruments at the interest rates currently estimated to be available for instruments with similar terms.

Derivative financial instruments that are used for risk management purposes, as described in note 24(b) under – Risk Management consist of the following:

March 31, 2010	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$81,111	$–
Embedded price escalation features in a long-term revenue construction contract	6,481	–
Embedded price escalation features in certain long-term supplier contracts	9,463	–

Total fair value of derivative financial instruments	$97,055	$–
Less: current portion	(22,054)	–

	$75,001	$–

March 31, 2009	Derivative Financial Instruments	Senior Notes
Cross-currency and interest rate swaps	$32,033	$–
Embedded price escalation features in a long-term revenue construction contract	(324)	–
Embedded price escalation features in certain long-term supplier contracts	22,778	–
Embedded early redemption option on senior notes	–	3,716

Total fair value of derivative financial instruments	$54,487	$3,716
Less: current portion	(11,439)	–

	$43,048	$3,716

Fair value hierarchy of financial instruments

The Company has segregated all financial assets and financial liabilities that are measured at fair value on a recurring basis into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date. Effective April 1, 2009, the Company adopted the remaining aspects of the new fair value measurement standards codified in ASC 820-10 for non-financial assets and liabilities that are not re-measured at fair value on a recurring basis.

100  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Financial assets and liabilities measured at fair value net of accrued interest in the financial statements on a recurring basis are summarized below:

March 31, 2010	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	$66,268	$66,268
Interest rate swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	14,843	14,843

Cross-currency and interest rate swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	$81,111	$81,111
Embedded price escalation features in a long term revenue construction contract	Derivative financial instruments	6,481	6,481
Embedded price escalation features in certain long term supplier contracts	Derivative financial instruments	9,463	9,463

		$97,055	$97,055

March 31, 2009	Location on Balance Sheet	Carrying Value	Level 2
Cross-currency swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	$11,573	$11,573
Interest rate swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	20,460	20,460

Cross-currency and interest rate swaps for US dollar 8 3/4% senior notes	Derivative financial instruments	$32,033	$32,033
Embedded price escalation features in a long term revenue construction contract	Derivative financial instruments	(324)	(324)
Embedded price escalation features in certain long term supplier contracts	Derivative financial instruments	22,778	22,778
Embedded early redemption option on 8 3/4% senior notes	Senior notes	3,716	3,716

		$58,203	$58,203

At March 31, 2010, the Company has no financial assets or financial liabilities classified as Level 1 or Level 3 under the fair value hierarchy. Since the Company primarily uses observable inputs of similar instruments and discounted cash flows in its valuation of its derivative financial instruments, it has been concluded that the valuation of derivatives is a Level 2. The fair values of the Company’s cross-currency and interest rate swap agreements and the Company’s embedded derivatives are based on appropriate price modeling commonly used by market participants to estimate fair value. Such modeling includes option pricing models and discounted cash flow analysis, using observable market based inputs to estimate fair value. The Company considers its own credit risk or the credit risk of the counterparty in determining fair value, depending on whether the fair values are in an asset or liability position. Fair value determined using valuation models requires the use of assumptions concerning the amount and timing of future cash flows. Fair value amounts reflect management’s best estimates using external readily observable market data such as future prices, interest rate yield curves, foreign exchange rates and discount rates for time value. It is possible that the assumptions used in establishing fair value amounts will differ from future outcomes and the impact of such variations could be material.

The Company used the following methodologies and inputs to estimate the fair value of each class of Level 2 financial instruments:

•

To determine fair value of the Company’s cross-currency and interest rate swap agreements, discounted cash flow analysis with inputs of observable market data including foreign currency exchange rates, implied volatilities, interest rates and the credit risk of the Company or the counterparties were used as appropriate, with resulting valuations periodically validated through third-party or counterparty quotes;

•

To determine fair value of the Company’s optional redemption rights included in the senior notes, discounted cash flow analysis with input of observable market data including foreign currency exchange rates, implied volatilities and interest rates were used as appropriate; and

•

To determine fair value of the price escalation features in revenue and maintenance service contracts containing embedded derivatives, generally accepted valuation models based on discounted cash flows with inputs of observable market data, including foreign currency rates and discount factors were used.

Non-financial assets that were re-measured at fair value on a non-recurring basis as at March 31, 2010 in the financial statements are summarized below:

March 31, 2010	Carrying Value	Level 3	Change in Fair Value
Assets held for sale	838	838	(125)

Long-lived assets held for sale with a carrying amount of $963 were written down to their fair value of $838, resulting in a loss of $(125), which was included in depreciation expense in the Consolidated Statements of Operations and

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  101

Comprehensive Income (Loss) for the year ended March 31, 2010. The fair value of the assets held for sale is determined internally by analyzing recent auction prices for equipment with similar specifications and hours used, the net book value, the residual value of the asset and the useful life of the asset. The inputs to estimate the fair value of the assets held for sale are classified under level 3 of the fair value hierarchy.

The Company did not re-measure non-financial liabilities to fair value as at March 31, 2010.

The realized and unrealized loss (gain) on derivative financial instruments is comprised as follows:

Year ended March 31,	2010	2009	2008
Realized and unrealized loss (gain) on cross-currency and interest rate swaps	$64,637	$(46,945)	$23,456
Unrealized loss (gain) on embedded price escalation features in a long term revenue construction contract	6,805	(15,145)	7,575
Unrealized (gain) loss on embedded price escalation features in certain long term supplier contracts	(13,315)	21,509	(1,205)
Unrealized (gain) loss on embedded early redemption option on senior notes	(3,716)	3,331	249

	$54,411	$(37,250)	$30,075

b) Risk Management

The Company is exposed to market and credit risks associated with its financial instruments. The Company will from time to time use various financial instruments to reduce market risk exposures from changes in foreign currency exchange rates and interest rates. The Company does not hold or use any derivative instruments for trading or speculative purposes.

Overall, the Company’s Board of Directors has responsibility for the establishment and approval of the Company’s risk management policies. Management performs a risk assessment on a continual basis to help ensure that all significant risks related to the Company and its operations have been reviewed and assessed to reflect changes in market conditions and the Company’s operating activities.

c) Market Risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices such as foreign currency exchange rates and interest rates. The level of market risk to which the Company is exposed at any point in time varies depending on market conditions, expectations of future price or market rate movements and composition of the Company’s financial assets and liabilities held, non-trading physical assets and contract portfolios.

To manage the exposure related to changes in market risk, the Company uses various risk management techniques including the use of derivative instruments. Such instruments may be used to establish a fixed price for a commodity, an interest bearing obligation or a cash flow denominated in a foreign currency.

The sensitivities provided below are hypothetical and should not be considered to be predictive of future performance or indicative of earnings on these contracts.

i) Foreign exchange risk

Foreign exchange risk refers to the risk that the value of a financial instrument or cash flows associated with the instrument will fluctuate due to changes in foreign exchange rates. The Company has 8 3/4% senior notes denominated in US Dollars in the amount of US $200.0 million. In order to reduce its exposure to changes in the US to Canadian Dollar exchange rate, the Company entered into a cross-currency swap agreement to manage this foreign currency exposure for both the principal balance due on December 1, 2011 as well as the semi-annual interest payments from the issue date to the maturity date. In conjunction with the cross-currency swap agreement, the Company also entered into a US Dollar interest rate swap and a Canadian Dollar interest rate swap as discussed in note 24(c)(ii) below. These derivative financial instruments were not designated as hedges for accounting purposes. At March 31, 2010 and March 31, 2009, the notional principal amount of the cross-currency swap was US $200.0 million and Canadian $263.0 million.

On December 17, 2008, the Company received notice that all three swap counterparties had exercised the cancellation option on the US Dollar interest rate swap and, effective February 2, 2009, the US Dollar interest rate swap was terminated. In addition to net accrued interest to the termination date of US $0.7 million, the counterparties paid a cancellation premium of 2.2% on the notional amount of US $200.0 million or US $4.4 million (equivalent to Canadian $5.3 million), which is included in the caption “Other income” in the Consolidated Statements of Operations and Comprehensive (Loss) Income for the year ended March 31, 2009.

The Company’s Canadian Dollar interest rate swap and cross-currency swap agreements are not cancellable at the option of the counterparties and remained in effect at March 31, 2010. The Company will continue to pay the counterparties an average fixed rate of 9.889% on the notional amount of Canadian $263.0 million or Canadian $13.0 million semi-annually until December 1, 2011. Beginning March 1, 2009, the Company received quarterly floating rate payments in US Dollars on the cross-currency swap agreement at the prevailing three month LIBOR rate plus a spread of 4.2% on the notional amount of US $200.0 million.

102  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

As a result of the cancellation of the US Dollar interest rate swap, the Company is exposed to changes in the value of the Canadian Dollar versus the US Dollar. To the extent that the three month LIBOR rate is less than 4.6% (the difference between the 8 3/4% senior notes coupon and the 4.2% spread over the three month LIBOR on the cross-currency swap agreement), the Company will have to acquire US Dollars to fund a portion of its semi-annual coupon payment on its senior notes. At the three month US Dollar LIBOR rate of 0.2684% at March 31, 2010, a $0.01 increase (decrease) in exchange rates in the Canadian Dollar would result in an insignificant decrease (increase) in the amount of Canadian Dollars required to fund each semi-annual coupon payment.

The Company also regularly transacts in foreign currencies when purchasing equipment, spare parts as well as certain general and administrative goods and services. These exposures are generally of a short-term nature and the impact of changes in exchange rates has not been significant in the past. The Company may fix its exposure in either the Canadian Dollar or the US Dollar for these short-term transactions, if material.

At March 31, 2010, with other variables unchanged, a $0.01 increase (decrease) in exchange rates of the Canadian Dollar to the US Dollar related to the US Dollar denominated senior notes would decrease (increase) net income and decrease (increase) equity by approximately $1.9 million. With other variables unchanged, a $0.01 increase (decrease) in exchange rates in the Canadian to the US Dollar related to the cross-currency swap would increase (decrease) net income and increase (decrease) equity by approximately $1.9 million. The impact of similar exchange rate changes on short-term exposures would be insignificant and there would be no impact to other comprehensive income.

ii) Interest rate risk

The Company is exposed to interest rate risk from the possibility that changes in interest rates will affect future cash flows or the fair values of its financial instruments. Amounts outstanding under the Company’s Revolving Facility are subject to a floating rate. The Company’s senior notes are subject to a fixed rate. The Company’s interest risk arises from long-term borrowings issued at fixed rates that create fair value interest rate risk and variable borrowings that create cash flow interest rate risk. Changes in market interest rates cause the fair value of long-term debt with fixed interest rates to fluctuate but do not affect earnings, as the Company’s debt is carried at amortized cost and the carrying value does not change as interest rates change.

In some circumstances, floating rate funding may be used for short-term borrowings and other liquidity requirements. The Company may use derivative instruments to manage interest rate risk. The Company manages its interest rate risk exposure by using a mix of fixed and variable rate debt and may use derivative instruments to achieve the desired proportion of variable to fixed-rate debt.

In conjunction with the cross-currency swap agreement discussed in note 24(c)(i) above, the Company also entered into a US Dollar interest rate swap and a Canadian Dollar interest rate swap with the net effect of economically converting the 8 3/4 % rate payable on the 8 3/4% senior notes into a fixed rate of 9.889% for the duration that the 8 3/4% senior notes are outstanding. These derivative financial instruments were not designated as hedges for accounting purposes.

As a result of the US Dollar interest swap cancellation described in note 24(c)(i), the Company is exposed to changes in interest rates. The Company has a fixed semi-annual coupon payment of 8 3/4% on its US $200.0 million senior notes. With the termination of the US Dollar interest rate swap, the Company will no longer receive fixed US Dollar payments from the counterparties to offset the coupon payment on its senior notes. As a result of this termination, the Company’s effective annual interest costs at the current LIBOR rate will increase by US $8.6 million. In addition, the Company is now exposed to interest rate risk where a 100 basis point increase (decrease) in the three-month US Dollar LIBOR rate will result in a US $2.0 million decrease (increase) in effective annual interest costs.

At March 31, 2010 and March 31, 2009, the notional principal amounts of the interest rate swaps were US $200.0 million and Canadian $263.0 million.

As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to Canadian interest rates would impact the fair value of the interest rate swaps by $2.4 million with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to US interest rates would impact the fair value of the interest rate swaps by $0.2 million with this change in fair value being recorded in net income. As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) of Canadian to US interest rate volatility would impact the fair value of the interest rate swaps by $nil million with this change in fair value being recorded in net income.

At March 31, 2010, the Company held $28.4 million of floating rate debt pertaining to its Term Facility (March 31, 2009 – $nil). As at March 31, 2010, holding all other variables constant, a 100 basis point increase (decrease) to interest rates on floating rate debt will result in $0.3 million increase (decrease) in annual interest expense. This assumes that the amount of floating rate debt remains unchanged from that which was held at March 31, 2010.

d) Credit Risk

Credit risk is the risk that financial loss to the Company may be incurred if a customer or counterparty to a financial instrument fails to meet its contractual obligations. The Company manages the credit risk associated with its cash by

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  103

holding its funds with what it believes to be reputable financial institutions. The Company is also exposed to credit risk through its accounts receivable and unbilled revenue. Credit risk for trade and other accounts receivables, and unbilled revenue are managed through established credit monitoring activities.

The Company has a concentration of customers in the oil and gas sector. The concentration risk is mitigated primarily by the customers being large investment grade organizations. The credit worthiness of new customers is subject to review by management through consideration of the type of customer and the size of the contract.

At March 31, 2010 and March 31, 2009, the following customers represented 10% or more of accounts receivable and unbilled revenue:

	March 31, 2010	March 31, 2009
Customer A	38%	29%
Customer B	36%	17%
Customer C	4%	13%
Customer D	3%	11%

The Company reviews its accounts receivable amounts regularly and amounts are written down to their expected realizable value when outstanding amounts are determined not to be fully collectible. This generally occurs when the customer has indicated an inability to pay, the Company is unable to communicate with the customer over an extended period of time, and other methods to obtain payment have been considered and have not been successful. Bad debt expense is charged to net income in the period that the account is determined to be doubtful. Estimates of the allowance for doubtful accounts are determined on a customer-by-customer evaluation of collectability at each reporting date taking into consideration the following factors: the length of time the receivable has been outstanding, specific knowledge of each customer’s financial condition and historical experience.

The Company’s maximum exposure to credit risk for accounts receivable and unbilled revenue is as follows:

	March 31, 2010	March 31, 2009
Trade accounts receivables	$106,966	$76,499
Other receivables	4,918	1,824

Total accounts receivable	$111,884	$78,323

Unbilled revenue	$84,702	$55,907

On a geographic basis as at March 31, 2010, approximately 98% (March 31, 2009 – 99%) of the balance of trade accounts receivable (before considering the allowance for doubtful accounts) was due from customers based in Western Canada.

Payment terms are generally net 30 days. As at March 31, 2010 and March 31, 2009, trade receivables are aged as follows:

	March 31, 2010	March 31, 2009
Not past due	$83,797	$47,197
Past due 1-30 days	15,635	13,282
Past due 31-60 days	1,543	2,085
More than 61 days	5,991	13,935

Total	$106,966	$76,499

As at March 31, 2010, the Company has recorded an allowance for doubtful accounts of $1,691 (March 31, 2009 – $2,597) of which 100% relates to amounts that are more than 61 days past due.

The allowance is an estimate of the March 31, 2010 trade receivable balances that are considered uncollectible. Changes to the allowance are as follows:

Year ended March 31,	2010	2009	2008
Opening balance	$2,597	$742	$87
Payments received on provided balances	(846)	(100)	(184)
Current year allowance	334	4,324	950
Write-offs	(394)	(2,369)	(111)

Ending balance	$1,691	$2,597	$742

Credit risk on derivative financial instruments arises from the possibility that the counterparties to the agreements may default on their respective obligations under the agreements. This credit risk only arises in instances where these agreements have positive fair value for the Company.

104  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

25. Other information

a) Supplemental cash flow information

Year ended March 31,	2010	2009	2008
Cash paid during the year for:
Interest (including realized interest on interest rate swap)	$49,999	$29,336	$29,568
Income taxes	10,395	52	80
Cash received during the year for:
Interest	10,998	477	345
Income taxes	453	2,734	300
Non-cash transactions:
Acquisition of property, plant and equipment by means of capital leases	1,523	8,863	8,829

b) Net change in non-cash working capital

Year ended March 31,	2010	2009	2008
Operating activities:
Accounts receivable	$(28,522)	$86,832	$(59,415)
Allowance for doubtful accounts	(906)	1,855	654
Unbilled revenue	(28,795)	14,976	(2,174)
Inventories	6,214	(6,617)	(1,337)
Prepaid expenses and deposits	(2,620)	1,015	2,632
Other assets	–	–	6,461
Accounts payable	6,620	(56,308)	21,430
Accrued liabilities	1,150	5,626	18,802
Long term accrued liabilities	7,809	1,431	2,883
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	(541)	(2,617)	1,773

	$(39,591)	$46,193	$(8,291)

Investing activities:
Accounts payable	$1,840	$(630)	$(2,835)

26. Segmented information

a) General overview

The Company operates in the following reportable business segments, which follow the organization, management and reporting structure within the Company:

•	Heavy Construction and Mining:

The Heavy Construction and Mining segment provides mining and site preparation services, including overburden removal and reclamation services, project management underground utility construction and equipment rental, to a variety of customers throughout Canada.

•	Piling:

The Piling segment provides deep foundation construction and design build services to a variety of industrial and commercial customers throughout Western Canada and Ontario.

•	Pipeline:

The Pipeline segment provides both small and large diameter pipeline construction and installation services as well as equipment rental to energy and industrial clients throughout Western Canada.

The accounting policies of the reportable operating segments are the same as those described in the significant accounting policies in note 3. Certain business units of the Company have been aggregated into the Heavy Construction and Mining segment as they have similar economic characteristics. These business units are considered to have similar economic characteristics based on similarities in the nature of the services provided, the customer base and the resources used to provide these services.

b) Results by business segment

For the year ended March 31, 2010	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$665,514	$68,531	$24,920	$758,965
Depreciation of property, plant and equipment	34,419	2,842	153	37,414
Segment profits	111,016	11,288	(3,851)	118,453
Segment assets	435,098	92,980	14,765	542,843
Capital expenditures	40,532	1,081	948	42,561

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  105

For the year ended March 31, 2009	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$716,053	$155,076	$101,407	$972,536
Depreciation of property, plant and equipment	25,690	3,380	581	29,651
Segment profits	109,580	38,776	22,470	170,826
Impairment of goodwill	(125,447)	(18,000)	(32,753)	(176,200)
Segment assets	373,861	88,908	7,898	470,667
Capital expenditures	73,689	8,679	75	82,443

For the year ended March 31, 2008	Heavy Construction and Mining	Piling	Pipeline	Total
Revenue from external customers	$626,582	$162,397	$200,717	$989,696
Depreciation of property, plant and equipment	23,260	3,340	969	27,569
Segment profits	102,686	45,362	25,465	173,513
Segment assets	498,722	110,288	88,143	697,153
Capital expenditures	35,216	12,945	5,229	53,390

c) Reconciliations

i) Income (loss) before income taxes

Year ended March 31,	2010	2009	2008
Total profit for reportable segments	$118,453	$170,826	$173,513
Less: unallocated corporate items:
General and administrative costs	62,530	74,460	69,806
Loss on disposal of property, plant and equipment	1,233	5,325	179
Loss on disposal of assets held for sale	373	24	493
Amortization of intangible assets	1,719	1,501	804
Equity in earnings of unconsolidated joint venture	(44)	–	–
Impairment of goodwill	–	176,200	–
Interest expense, net	26,080	29,612	29,080
Foreign exchange (gain) loss	(48,901)	47,272	(25,660)
Realized and unrealized loss (gain) on derivative financial instruments	54,411	(37,250)	30,075
Other income	(14)	(5,955)	(418)
Unallocated equipment (recoveries) costs (i)	(20,832)	408	10,504

Income (loss) before income taxes	$41,898	$(120,771)	$58,650

(i)	Unallocated equipment costs represent actual equipment costs, including non-cash items such as depreciation which have not been allocated to reportable segments. Unallocated equipment recoveries arise when actual equipment costs charged to reported segment exceed actual equipment costs incurred.

ii) Total assets

	March 31, 2010	March 31, 2009
Total assets for reportable segments	$542,843	$470,667
Corporate assets:
Cash	$103,005	$98,880
Property, plant and equipment	17,883	19,890
Deferred tax assets	14,478	19,465
Other	24,408	20,373

Total corporate assets	$159,774	$158,608

Total assets	$702,617	$629,275

The Company’s goodwill of $25,111 is assigned to the Piling segment. All of the Company’s assets are located in Canada.

iii) Depreciation of property, plant and equipment

Year ended March 31,	2010	2009	2008
Total depreciation for reportable segments	$37,414	$29,651	$27,569
Depreciation for corporate assets	5,222	6,738	8,151

Total depreciation	$42,636	$36,389	$35,720

106  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

iv) Capital expenditures for property, plant and equipment

Year ended March 31,	2010	2009	2008
Total capital expenditures for reportable segments	$42,561	$82,443	$53,390
Capital expenditures for corporate assets	12,790	5,096	1,689

Total capital expenditures including additions to intangible assets	$55,351	$87,539	$55,079

d) Customers

The following customers accounted for 10% or more of total revenues:

Year ended March 31,	2010	2009	2008
Customer A	51%	31%	23%
Customer B	19%	9%	13%
Customer C	9%	18%	13%
Customer D	5%	15%	13%
Customer E	0%	10%	19%

The revenue by major customer was earned in Heavy Construction and Mining, Piling and Pipeline segments.

27. Related party transactions

The Sterling Group, L.P., Perry Strategic Capital Inc., and SF Holding Corp. are collectively the “Sponsors” of the Company. The Company may receive consulting and advisory services provided by the Sponsors (principals or employees of such Sponsors are directors of the Company) with respect to the organization of the companies, employee benefit and compensation arrangements, and other matters, and no fee is charged for these consulting and advisory services.

In order for the Sponsors to provide such advisory and consulting services, the Company provides reports, financial data and other information to the Sponsors. This permits them to consult with and advise the Company’s management on matters relating to its operations, company affairs and finances. In addition, this permits them to visit and inspect any of the Company’s properties and facilities.

Additionally, the Company entered into a shared service agreement with its joint venture, Noramac Ventures Inc. There have been no transactions under this agreement during the year ended March 31, 2010. (note 14).

There were no material related party transactions during the year ended March 31, 2010, 2009 and 2008. All related party transactions were in the normal course of operations and were measured at the exchange amount, being the consideration established and agreed to by the related parties.

28. Commitments

The annual future minimum lease payments for heavy equipment, office equipment and premises in respect of operating leases, excluding contingent rentals, for the next five years and thereafter are as follows:

For the year ending March 31,
2011	$62,862
2012	52,999
2013	37,899
2014	25,942
2015 and thereafter	15,965

$195,667

Contingent rental expense is recognized when the achievement of specified targets is considered probable. The contingent rental expenses are included in “Equipment operating lease expense and equipment costs” in the Consolidated Statements of Operations and Comprehensive Income (Loss). Total contingent rentals on operating leases consisting principally of usage charges in excess of minimum contracted amounts for the years ended March 31, 2010, 2009 and 2008 amounted to $10,246, $7,665 and $15,482 respectively.

29. Employee benefit plans

The Company and its subsidiaries match voluntary contributions made by the employees to their Registered Retirement Savings Plans to a maximum of 5% of base salary for each employee. Contributions made by the Company during the year ended March 31, 2010 were $1,393 (2009 – $2,540; 2008 – $2,053).

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  107

30. Stock-based compensation plan

Stock-based compensation expenses included in general and administrative costs are as follows:

Year ended March 31,	2010	2009	2008
Share option plan	$2,135	$1,888	$1,937
Deferred performance share unit plan	123	61	–
Restricted share unit plan	1,010	–	–
Director’s share unit plan	2,002	356	190

	$5,270	$2,305	$2,127

a) Share option plan

Under the 2004 Amended and Restated Share Option Plan, directors, officers, employees and certain service providers to the Company are eligible to receive stock options to acquire voting common shares in the Company. Each stock option provides the right to acquire one common share in the Company and expires ten years from the grant date or on termination of employment. Options may be exercised at a price determined at the time the option is awarded, and vest as follows: no options vest on the award date and twenty percent vest on each subsequent anniversary date.

	Number of options	Weighted average exercise price $ per share
Outstanding at March 31, 2007	2,146,840	6.03
Granted	481,600	13.80
Exercised (i)	(324,816)	(5.00)
Options settled for cash	(62,760)	(5.00)
Forfeited	(204,500)	(11.56)

Outstanding at March 31, 2008	2,036,364	7.54
Granted	344,800	8.22
Exercised (i)	(109,000)	(6.45)
Forfeited	(200,280)	(9.40)

Outstanding at March 31, 2009	2,071,884	7.53
Granted	375,700	8.88
Exercised (i)	(10,800)	(4.90)
Options settled for cash	(95,720)	(4.95)
Forfeited	(90,260)	(8.53)

Outstanding at March 31, 2010	2,250,804	7.84

(i)	All stock options exercised resulted in new common shares being issued (note 21(a)).

Cash received from the option exercises for the year ended March 31, 2010 was $53 (March 31, 2009 –$703, March 31, 2008 – $1,627). Cash paid for options settled for cash for the year ended March 31, 2010 was $244 (March 31, 2009 – $nil, March 31, 2008 – $581). The total intrinsic value of options exercised for the years ended March 31, 2010, 2009 and 2008 was $277, $1,238, and $4,855 respectively.

The following table summarizes information about stock options outstanding at March 31, 2010:

	Options outstanding			Options exercisable
Exercise price	Number	Weighted average remaining life	Weighted average exercise price	Number	Weighted average remaining life	Weighted average exercise price
$5.00	1,171,504	4.8 years	$5.00	1,015,952	4.7 years	$5.00
$16.75	27,760	6.5 years	$16.75	16,656	6.5 years	$16.75
$13.50	230,960	7.7 years	$13.50	93,800	7.7 years	$13.50
$13.21	75,000	7.8 years	$13.21	30,000	7.8 years	$13.21
$15.37	81,500	8.0 years	$15.37	32,600	8.0 years	$15.37
$16.01	75,000	8.0 years	$16.01	15,000	8.0 years	$16.01
$16.46	50,000	8.0 years	$16.46	10,000	8.0 years	$16.46
$3.69	163,380	8.7 years	$3.69	30,900	8.7 years	$3.69
$8.28	160,000	9.2 years	$8.28	–	–	–
$9.33	215,700	9.9 years	$9.33	–	–	–

	2,250,804	6.6 years	$7.84	1,244,908	5.3 years	$6.46

At March 31, 2010, the weighted average remaining contractual life of outstanding options is 6.6 years (March 31, 2009 – 7.0 years). The fair value of options vested during the year ended March 31, 2010 was $1,594.

At March 31, 2010, the total compensation costs related to non-vested awards not yet recognized was $3,351 and these costs are expected to be recognized over a weighted average period of 3.4 years.

108  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The fair value of each option granted by the Company was estimated on the grant date using the Black-Scholes option pricing model with the following assumptions:

Year ended March 31,	2010	2009	2008
Number of options granted	375,700	344,800	481,600
Weighted average fair value per option granted ($)	6.25	4.53	4.92
Weighted average assumptions:
Dividend yield	Nil%	Nil%	Nil%
Expected volatility	76.27%	59.01%	38.80%
Risk-free interest rate	3.39%	3.24%	4.25%
Expected life (years)	6.5	6.5	6.5

The Company uses company specific historical data to estimate the expected life of the option, such as employee option exercise and employee post-vesting departure behaviour. Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the share option, expected volatility is estimated based on the historical volatility of a peer group of similar entities in addition to its own historical volatility.

On October 6, 2006, the Company approved the Amended and Restated 2004 Share Option Plan. The amended plan was approved by the shareholders on November 3, 2006 and became effective on the closing of the IPO. Option grants under the amended option plan may be made to directors, officers, employees and service providers selected by the Compensation Committee of the Company’s Board of Directors. The Compensation Committee may provide that any options granted will vest immediately or in increments over a period of time. Options to be granted under the amended option plan will have an exercise price of not less than the volume weighted average trading price of the common shares on the Toronto Stock Exchange or the New York Stock Exchange at the time of grant. The amended option plan provides that up to 10% of the Company’s issued and outstanding common shares from time to time may be reserved for issue or issued from treasury under the amended option plan.

In the event of certain change of control events as defined in the amended option plan, all outstanding options will become immediately vested and exercisable. The amended option plan provides that the Company’s Board of Directors can make certain specified amendments to the option plan subject to receipt of shareholder and regulatory approval, and further authorizes the Board of Directors to make all other amendments to the plan, subject only to regulatory approval but without shareholder approval. The amendments the Board of Directors may make without shareholder approval include amendments of a housekeeping nature, changes to the vesting provisions of an option or the option plan, changes to the termination provisions of an option or the option plan which do not entail an extension beyond the original expiry date, the discontinuance of the option plan, and the addition of provisions relating to phantom share units, such as restricted share units and deferred share units which result in participants receiving cash payments, and the terms governing such features.

The amended option plan provides that each option includes a cashless exercise alternative which provides a holder of an option with the right to elect to receive cash in lieu of purchasing the number of shares under the option. Notwithstanding such right, the amended option plan provides that the Company may elect, at its sole discretion, to net settle the option in common shares.

All outstanding options granted under the 2004 Stock Option Plan remained outstanding after the amended and restated plan became effective.

b) Deferred performance share unit plan

On March 19, 2008, the Company approved a Deferred Performance Share Unit (“DPSU”) Plan which became effective April 1, 2008.

DPSUs will be granted effective April 1 of each fiscal year in respect of services to be provided in that fiscal year and the following two fiscal years. The DPSUs vest at the end of a three-year term and are subject to the performance criteria approved by the Compensation Committee of the Board of Directors at the date of grant. Such performance criterion includes the passage of time and is based upon return on invested capital calculated on operating income and average operating assets. The date of the third fiscal year-end following the date of the grant of DPSUs is the maturity date for such DPSUs. At the maturity date, the Compensation Committee assesses the participant against the performance criteria and determines the number of DPSUs that have been earned (earned DPSUs).

The settlement of the participant’s entitlement is made either in cash in an amount equivalent to the number of earned DPSUs multiplied by the value of the Company’s common shares at the date of maturity or in a number of common shares equal to the number of earned DPSUs. If settled in common shares, the common shares are purchased on the open market or through the issuance of shares from treasury.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  109

The fair value of each unit under the DPSU Plan was estimated on the date of the grant using Black-Scholes option pricing model. The weighted average assumptions used in estimating the fair value of the share options issued under the DPSU Plan at April 1, 2009 and April 1, 2008 are as follows:

Year ended March 31,	2010	2009
Number of units granted	908,165	111,020
Weighted average fair value per unit granted ($)	4.71	12.34
Weighted average assumptions:
Dividend yield	Nil%	Nil%
Expected volatility	96.89%	56.25%
Risk-free interest rate	1.47%	2.83%
Expected life (years)	3.00	3.00

Since the Company’s shares have been publicly traded for a period that is shorter than the expected life of the DPSU, expected volatility is estimated based on the average historical volatility of a peer group of similar entities in addition to its own historical volatility.

Number of units
Outstanding at March 31, 2008	–
Granted	111,020
Exercised	–
Forfeited	(20,015)

Outstanding at March 31, 2009	91,005
Granted	908,165
Exercised	–
Forfeited	(102,671)
Converted to RSUs (note 30 (c))	(389,204)

Outstanding at March 31, 2010	507,295

The weighted average exercise price per unit is $nil.

None of the DPSUs have vested as of March 31, 2010. At March 31, 2010, the weighted average remaining contractual life of outstanding DPSU Plan units is 2.2 years (March 31, 2009 – 2.0 years). For the years ended March 31, 2010 and March 31, 2009, respectively, the Company granted 908,165 and 111,020 units under the Plan. Compensation expense was adjusted based upon management’s assessment of performance against return on invested capital targets and the ultimate number of units expected to be issued. As at March 31, 2010, there was approximately $792 of total unrecognized compensation cost related to non-vested share-based payment arrangements under the DPSU Plan, which is expected to be recognized over a weighted average period of 2.2 years and is subject to performance adjustments. On December 18, 2009, the Company converted 389,204 DPSUs into RSUs (note 30(c)).

c) Restricted share unit plan

On December 3, 2009, the Company approved a Restricted Share Unit (“RSU”) Plan which became effective December 18, 2009.

RSUs will be granted effective April 1 of each fiscal year with respect to services to be provided in that fiscal year and the following two fiscal years. The RSUs vest at the end of a three-year term. The Company classifies RSUs as a liability as the Company has the ability and intent to settle the awards in cash.

Compensation expense is calculated based on the fair value of each RSU as determined by the closing value of the Company’s common shares on each period end date. The Company recognizes compensation expense over the vesting period of the RSU term.

On December 18, 2009, the Company converted certain middle manager’s DPSUs (note 30(b)) into RSUs at a conversion factor of 80%.

Number of units
Outstanding at March 31, 2009
Converted from DPSUs at a conversion factor of 80%	311,358
Granted	169,489
Exercised
Forfeited	(12,032)

Outstanding at March 31, 2010	468,815

None of the RSUs have vested as of March 31, 2010. At March 31, 2010, the weighted average remaining contractual life of the RSUs outstanding was 2.3 years.

110  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

At March 31, 2010, the redemption value of these units was $9.68/unit (March 31, 2009 – $nil/unit).

Using the redemption value of $9.68/unit at March 31, 2010, there was approximately $3,508 of total unrecognized compensation cost related to non-vested share-based payment arrangement under the RSU Plan and these costs are expected to be recognized over a weighted average period of 2.3 years. On approval of the RSU Plan, the Company reclassified $20 from additional paid-in capital to restricted share unit liability related to the conversion of those employees converted from the DPSU Plan to the RSU Plan.

d) Director’s deferred stock unit plan

On November 27, 2007, the Company approved a Directors’ Deferred Stock Unit (“DDSU”) Plan, which became effective January 1, 2008. Under the DDSU Plan, non-officer directors of the Company receive 50% of their annual fixed remuneration (which is included in general and administrative costs in the Consolidated Statements of Operations and Comprehensive Income (Loss)) in the form of DDSUs and may elect to receive all or a part of their annual fixed remuneration in excess of 50% in the form of DDSUs. The number of DDSUs to be credited to the participants deferred unit account shall be determined by dividing the amount of the participant’s deferred remuneration by the fair market value per common share on the date the DDSUs are credited to the participant (the date the services are rendered by the participant). The DDSUs vest immediately upon grant and are only redeemable upon death or retirement of the participant for cash determined by the market price of the Company’s common shares for the 5 trading days immediately preceding death or retirement. Directors, who are not US taxpayers, may elect to defer the maturity date until a date no later than December 1st of the calendar year following the year in which the actual maturity date occurred.

Number of units
Outstanding at March 31, 2007	–
Granted	11,807

Outstanding at March 31, 2008	11,807
Granted	127,884

Outstanding at March 31, 2009	139,691
Granted	123,575

Outstanding at March 31, 2010	263,266

At March 31, 2010, the redemption value of these units was $9.68/unit (March 31, 2009 – $3.91/unit). There is no unrecognized compensation expense related to deferred share units, since these awards vest immediately when granted.

31. Contingencies

During the normal course of the Company’s operations, various legal and tax matters are pending. In the opinion of management, these matters will not have a material effect on the Company’s consolidated financial position or results of operations.

32. Comparative figures

Certain of the comparative figures have been reclassified from statements previously presented to conform to the presentation of the current year consolidated financial statements.

33. Subsequent event

On April 7, 2010, the Company issued, through private placement in Canada and the US $225.0 million of 9.125% Series 1 Senior Unsecured Debentures (the “Debentures”). The Debentures mature on April 7, 2017. The Debentures will bear interest from the date of issue at 9.125% per annum and such interest is payable in equal installments semi-annually in arrears on April 7 and October 7 in each year, commencing on October 7, 2010.

The Debentures are unsecured senior obligations and rank equally with all other existing and future unsecured senior debt and senior to any subordinated debt that may be issued by the Company or any of its subsidiaries. The Debentures are effectively subordinated to all secured debt to the extent of collateral on such debt.

At any time prior to April 7, 2013, the Company may redeem up to 35% of the aggregate principal amount of the Debentures, with the net cash proceeds of one or more of the Company’s Public Equity Offerings at a redemption price equal to 109.125% of the principal amount; plus accrued and unpaid interest to the date of redemption, so long as:

i)	at least 65% of the original aggregate amount of the Debentures remains outstanding after each redemption; and

ii)	any redemption by the Company is made within 90 days of the equity offering.

At any time prior to April 7, 2013, the Company may on one or more occasions redeem the Debentures, in whole or in part, at a redemption price which is equal to the greater of (a) the Canada Yield Price and (b) 100% of the aggregate

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  111

principal amount of Debentures redeemed, plus, in each case, accrued and unpaid interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

The Debentures are redeemable at the option of the Company, in whole or in part, at any time on or after: April 7, 2013 at 104.563% of the principal amount; April 7, 2014 at 103.042% of the principal amount; April 7, 2015 at 101.520% of the principal amount; April 7, 2016 and thereafter at 100% of the principal amount; plus, in each case, interest accrued to the redemption date.

If a change of control occurs, the Company will be required to offer to purchase all or a portion of each Debenture holder’s Debentures, at a purchase price in cash equal to 101% of the principal amount of the Debentures offered for repurchase plus accrued interest to the date of purchase.

On April 8, 2010, the Company settled the cross-currency and interest rate swaps for a total of $92.5 million. On April 28, 2010, the Company redeemed the 8 3/4% senior notes for a total of $207.6 million and wrote off deferred financing costs of $4.5 million. These payments were funded by the net proceeds received from the issuance of the Debentures and available cash on hand.

On April 30, 2010, the Company entered into an amended and restated credit agreement to extend the term of the credit facilities and increase the amount of the term loans. The new credit facilities provide for total borrowings of up to $163.4 million (previously $125.0 million) under which revolving loans, term loans and letters of credit may be issued. The Revolving Facility of $85.0 million (previously $90.0 million) was undrawn at closing. The new agreement includes two term facilities providing for borrowings of up to $78.4 million. At April 30, 2010, the Term A Facility and Term B Facility were both fully drawn at $28.4 million and $50.0 million, respectively. The new facilities mature on April 30, 2013.

Advances under the Revolving Facility may be repaid from time to time at the Company’s option. The term facilities include mandatory repayments totaling $10.0 million per year with $2.5 million paid on the last day of each quarter commencing June 30, 2010. In addition, the Company must make annual payments within 120 days of the end of its fiscal year in the amount of 50% of Consolidated Excess Cash Flow (as defined in the credit agreement) to a maximum of $4.0 million.

Interest on Canadian base rate loans is paid at variable rates based on the Canadian prime rate plus the applicable pricing margin (as defined within the credit agreement). Interest on US base rate loans is paid at a rate per annum equal to the US base rate plus the applicable pricing margin. Interest on prime and US base rate loans is payable monthly in arrears and computed on the basis of a 365-day or 366-day year, as the case may be. Interest on LIBOR loans is paid during each interest period at a rate per annum, calculated on a 360-day year, equal to the LIBOR rate with respect to such interest period plus the applicable pricing margin.

Subsequent to March 31, 2010, the Company recorded additional financing costs on the Debentures and the amended credit agreement of $6.9 million and $1.0 million respectively. These additional costs will be recorded as deferred financing costs in the Interim Consolidated Balance Sheets.

112  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

34. United States and Canadian accounting policy differences

These consolidated financial statements have been prepared in accordance with US GAAP, which differs in certain respects from Canadian GAAP. If Canadian GAAP were employed, the Company’s net income (loss) would be adjusted as follows:

Consolidated Statements of Operations, Comprehensive Income and Deficit - for the year ended March 31, 2010	US GAAP	Adjustments	Canadian GAAP
Revenue (g)	$758,965	$4,336	$763,301
Project costs (g)	301,307	3,542	304,849
Equipment costs	209,408	–	209,408
Equipment operating lease expense	66,329	–	66,329
Depreciation (a)	42,636	(124)	42,512

Gross profit	139,285	918	140,203
General and administrative costs (c) and (g)	62,530	706	63,236
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Amortization of intangible assets (b)	1,719	831	2,550
Equity in earnings of unconsolidated joint venture (g)	(44)	44	–

Operating income before the undernoted	73,474	(663)	72,811
Interest expense, net (b)	26,080	(2,486)	23,594
Foreign exchange gain (b)	(48,901)	496	(48,405)
Realized and unrealized loss on derivative financial instruments (d)	54,411	–	54,411
Other income	(14)	–	(14)

Income before income taxes	41,898	1,327	43,225
Income taxes:
Current income taxes	3,803	–	3,803
Deferred income taxes (h)	9,876	372	10,248

Net income and comprehensive income for the year	28,219	955	29,174
Deficit, beginning of year	(158,105)	126	(157,979)

Deficit, end of year	$(129,886)	$1,081	$(128,805)

Net income per share – basic	$0.78	$0.03	$0.81

Net income per share – diluted	$0.77	$0.02	$0.79

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  113

Consolidated Statements of Operations, Comprehensive Loss and Deficit – for the year ended March 31, 2009	US GAAP	Adjustments	Canadian GAAP
Revenue	$972,536	$–	$972,536
Project costs	505,026	–	505,026
Equipment costs	217,120	–	217,120
Equipment operating lease expense	43,583	–	43,583
Depreciation (a)	36,389	(162)	36,227

Gross profit	170,418	162	170,580
General and administrative costs (c)	74,460	(55)	74,405
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Amortization of intangible assets (b)	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200

Operating loss before the undernoted	(87,092)	(620)	(87,712)
Interest expense, net (b)	29,612	(2,162)	27,450
Foreign exchange loss (b)	47,272	(606)	46,666
Realized and unrealized gain on derivative financial instruments (d)	(37,250)	4,655	(32,595)
Other income	(5,955)	–	(5,955)

Loss before income taxes	(120,771)	(2,507)	(123,278)
Income taxes:
Current income taxes	5,546	–	5,546
Deferred income taxes (h)	9,087	(34)	9,053

Net loss and comprehensive loss for the year	(135,404)	(2,473)	(137,877)
Deficit, beginning of year	(22,701)	1,608	(21,093)
Change in accounting policy related to inventories (f)	–	991	991

Deficit, end of year	$(158,105)	$126	$(157,979)

Net loss per share – basic	$(3.76)	$(0.07)	$(3.83)

Net loss per share – diluted	$(3.76)	$(0.07)	$(3.83)

Consolidated Statements of Operations, Comprehensive Income and Deficit - for the year ended March 31, 2008	US GAAP	Adjustments	Canadian GAAP
Revenue	$989,696	$–	$989,696
Project costs	592,458	–	592,458
Equipment costs (f)	176,190	1,383	177,573
Equipment operating lease expense	22,319	–	22,319
Depreciation (a)	35,720	(131)	35,589

Gross profit	163,009	(1,252)	161,757
General and administrative costs (c)	69,806	(136)	69,670
Loss on disposal of property, plant and equipment	179	–	179
Loss on disposal assets held for sale	493	–	493
Amortization of intangible assets (b)	804	794	1,598

Operating income before the undernoted	91,727	(1,910)	89,817
Interest expense, net (b)	29,080	(2,061)	27,019
Foreign exchange gain (b)	(25,660)	218	(25,442)
Realized and unrealized loss on derivative financial instruments (d)	30,075	4,000	34,075
Other income	(418)	–	(418)

Income before income taxes	58,650	(4,067)	54,583
Income taxes:
Current income taxes	80	–	80
Deferred income taxes (h)	17,036	(511)	16,525

Net income and comprehensive income for the year	41,534	(3,556)	37,978
Deficit, beginning of year – as previously reported	(64,235)	8,709	(55,526)
Change in accounting policy related to financial instruments (j)	–	(3,545)	(3,545)

Deficit, end of year	$(22,701)	$1,608	$(21,093)

Net income per share – basic	$1.16	$(0.10)	$1.06

Net income per share – diluted	$1.13	$(0.10)	$1.03

114  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The cumulative effect of material differences between US and Canadian GAAP on the consolidated balance sheets of the Company is as follows:

Consolidated Balance Sheets as at March 31, 2010	US GAAP	Adjustments	Canadian GAAP
Assets
Current assets:
Cash and cash equivalents (g)	$103,005	$1,240	$104,245
Accounts receivable (g)	111,884	1,432	113,316
Unbilled revenue (g)	84,702	1,794	86,496
Inventories	5,659	–	5,659
Prepaid expenses and deposits (g)	6,881	87	6,968
Deferred taxes assets	3,481	–	3,481

	315,612	4,553	320,165
Prepaid expenses and deposits	4,005	–	4,005
Assets held for sale	838	–	838
Property, plant and equipment (a)	328,743	(536)	328,207
Intangible assets (b)	7,669	1,051	8,720
Deferred financing costs (b)	6,725	(5,685)	1,040
Investment in and advances to unconsolidated joint venture (g)	2,917	(2,917)	–
Goodwill	25,111	–	25,111
Deferred taxes assets	10,997	–	10,997

	$702,617	$(3,534)	$699,083

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable (g)	$66,876	$1,637	$68,513
Accrued liabilities	47,191	–	47,191
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	1,614	–	1,614
Current portion of capital lease obligations	5,053	–	5,053
Current portion of derivative financial instruments	22,054	(1,506)	20,548
Current portion of long-term debt	6,072	–	6,072
Deferred taxes liabilities	16,781	–	16,781

	165,641	131	165,772
Deferred lease inducements	761	–	761
Long term accrued liabilities	14,943	–	14,943
Capital lease obligations	8,340	–	8,340
Long-term debt	22,374	–	22,374
Senior notes (b) and (d)	203,120	(1,506)	201,614
Director deferred stock unit liability	2,548	–	2,548
Restricted share unit liability	1,030	–	1,030
Derivative financial instruments	75,001	1,506	76,507
Asset retirement obligation	360	–	360
Deferred taxes liabilities (h)	27,441	(1,052)	26,389

	521,559	(921)	520,638

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2010 – 36,049,276 voting common shares) (e)	303,505	(3,458)	300,047
Additional paid-in capital (c) and (h)	7,439	(236)	7,203
Deficit (a – h)	(129,886)	1,081	(128,805)

	181,058	(2,613)	178,445

	$702,617	$(3,534)	$699,083

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  115

Consolidated Balance Sheets as at March 31, 2009	US GAAP	Adjustments	Canadian GAAP
Assets
Current assets:
Cash and cash equivalents	$98,880	$–	$98,880
Accounts receivable	78,323	–	78,323
Unbilled revenue	55,907	–	55,907
Inventories	11,814	–	11,814
Prepaid expenses and deposits	4,781	–	4,781
Deferred taxes assets	7,033	–	7,033

	256,738	–	256,738
Prepaid expenses and deposits	3,504	–	3,504
Assets held for sale	2,760	–	2,760
Property, plant and equipment (a)	316,115	(660)	315,455
Intangible assets (b)	5,944	767	6,711
Deferred financing costs (b)	7,910	(7,910)	–
Goodwill	23,872	–	23,872
Deferred taxes assets	12,432	–	12,432

	$629,275	$(7,803)	$621,472

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$56,204	$–	$56,204
Accrued liabilities	45,001	–	45,001
Billings in excess of costs incurred and estimated earnings on uncompleted contracts	2,155	–	2,155
Current portion of capital lease obligations	5,409	–	5,409
Current portion of derivative financial instruments	11,439	–	11,439
Deferred taxes liabilities	7,749	–	7,749

	127,957	–	127,957
Deferred lease inducements	836	–	836
Long term accrued liabilities	7,134	–	7,134
Capital lease obligations	12,075	–	12,075
Senior notes (b) and (d)	255,756	(2,857)	252,899
Director deferred stock unit liability	546	–	546
Derivative financial instruments	43,048	–	43,048
Asset retirement obligation	386	–	386
Deferred taxes liabilities (h)	30,745	(1,423)	29,322

	478,483	(4,280)	474,203

Shareholders’ equity:
Common shares (authorized – unlimited number of voting and non-voting common shares; issued and outstanding – March 31, 2009 – 36,038,476 voting common shares) (e)	303,431	(3,458)	299,973
Additional paid-in capital (c) and (h)	5,466	(191)	5,275
Deficit (a – h)	(158,105)	126	(157,979)

	150,792	(3,523)	147,269

	$629,275	$(7,803)	$621,472

116  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows – for the year ended March 31, 2010
Cash provided by (used in):	US GAAP	Adjustments	Canadian GAAP
Operating activities:
Net income for the year	$28,219	$955	$29,174
Items not affecting cash:
Depreciation	42,636	(124)	42,512
Equity in earnings of unconsolidated joint venture	(44)	44	–
Amortization of intangible assets	1,719	831	2,550
Amortization of deferred lease inducements	(107)	–	(107)
Amortization of deferred financing costs	3,348	(2,486)	862
Loss on disposal of property, plant and equipment	1,233	–	1,233
Loss on disposal of assets held for sale	373	–	373
Unrealized foreign exchange gain on senior notes	(48,920)	496	(48,424)
Unrealized loss on derivative financial instruments measured at fair value	38,852	–	38,852
Stock-based compensation expense	5,270	(46)	5,224
Accretion of asset retirement obligation	5	–	5
Deferred income taxes	9,876	372	10,248
Net changes in non-cash working capital	(39,591)	(1,675)	(41,266)

	42,869	(1,633)	41,236

Investing activities:
Acquisition, net of cash acquired	(5,410)	–	(5,410)
Purchase of property, plant and equipment	(51,989)	–	(51,989)
Purchase of intangible assets	(3,362)	–	(3,362)
Additions to assets held for sale	(1,739)	–	(1,739)
Investment in and advances to unconsolidated joint venture	(2,873)	2,873	–
Proceeds on disposal of property, plant and equipment	1,440	–	1,440
Proceeds of disposal of assets held for sale	2,482	–	2,482
Net changes in non-cash working capital	1,840	–	1,840

	(59,611)	2,873	(56,738)

Financing activities:
Repayment of long-term debt	(6,906)		(6,906)
Increase in long-term debt	34,700	–	34,700
Cash settlement of stock options	(244)	–	(244)
Proceeds from stock options exercised	53	–	53
Financing costs	(1,123)	–	(1,123)
Repayment of capital lease obligations	(5,613)	–	(5,613)

	20,867	–	20,867

Increase in cash and cash equivalents	4,125	1,240	5,365
Cash and cash equivalents, beginning of year	98,880	–	98,880

Cash and cash equivalents, end of year	$103,005	$1,240	$104,245

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  117

Consolidated Statements of Cash Flows – for the year ended March 31, 2009
Cash provided by (used in):	US GAAP	Adjustments	Canadian GAAP
Operating activities:
Net loss for the year	$(135,404)	$(2,473)	$(137,877)
Items not affecting cash:
Depreciation	36,389	(162)	36,227
Amortization of intangible assets	1,501	837	2,338
Impairment of goodwill	176,200	–	176,200
Amortization of deferred lease inducements	(105)	–	(105)
Amortization of deferred financing costs	2,970	(2,162)	808
Loss on disposal of property, plant and equipment	5,325	–	5,325
Loss on disposal of assets held for sale	24	–	24
Unrealized foreign exchange loss on senior notes	46,466	(606)	45,860
Unrealized gain on derivative financial instruments measured at fair value	(39,921)	4,655	(35,266)
Stock-based compensation expense	2,305	(55)	2,250
Accretion of asset retirement obligation	155	–	155
Deferred income taxes	9,087	(34)	9,053
Net changes in non-cash working capital	46,193	–	46,193

	151,185	–	151,185

Investing activities:
Purchase of property, plant and equipment	(84,437)	–	(84,437)
Purchase of intangible assets	(3,102)	–	(3,102)
Additions to assets held for sale	(2,035)	–	(2,035)
Proceeds on disposal of property, plant and equipment	11,164	–	11,164
Proceeds of disposal of assets held for sale	325	–	325
Net changes in non-cash working capital	(630)	–	(630)

	(78,715)	–	(78,715)

Financing activities:
Proceeds from stock options exercised	703	–	703
Repayment of capital lease obligations	(6,156)	–	(6,156)

	(5,453)	–	(5,453)

Increase in cash and cash equivalents	67,017	–	67,017
Cash and cash equivalents, beginning of year	31,863	–	31,863

Cash and cash equivalents, end of year	$98,880	$–	$98,880

118  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Consolidated Statements of Cash Flows – for the year ended March 31, 2008
Cash provided by (used in):	US GAAP	Adjustments	Canadian GAAP
Operating activities:
Net income for the year	$41,534	$(3,556)	$37,978
Items not affecting cash:
Depreciation	35,720	(131)	35,589
Write-down of other assets to replacement cost	–	1,845	1,845
Amortization of intangible assets	804	794	1,598
Amortization of deferred lease inducements	(104)	–	(104)
Amortization of deferred financing costs	2,899	(2,061)	838
Loss on disposal of property, plant and equipment	179	–	179
Loss on disposal of assets held for sale	493	–	493
Unrealized foreign exchange gain on senior notes	(25,006)	218	(24,788)
Unrealized loss on derivative financial instruments measured at fair value	27,406	4,000	31,406
Stock-based compensation expense	2,127	(136)	1,991
Deferred income taxes	17,036	(511)	16,525
Net changes in non-cash working capital	(8,291)	(462)	(8,753)

	94,797	–	94,797

Investing activities:
Acquisition, net of cash acquired	(1,581)	–	(1,581)
Purchase of property, plant and equipment	(52,805)	–	(52,805)
Purchase of intangible assets	(2,274)	–	(2,274)
Additions to assets held for sale	(3,499)	–	(3,499)
Proceeds on disposal of property, plant and equipment	6,862	–	6,862
Proceeds of disposal of assets held for sale	10,200	–	10,200
Net changes in non-cash working capital	(2,835)	–	(2,835)

	(45,932)	–	(45,932)

Financing activities:
Repayment of long-term debt	(20,500)	–	(20,500)
Cash settlement of stock options	(581)	–	(581)
Proceeds from stock options exercised	1,627	–	1,627
Financing costs	(776)	–	(776)
Repayment of capital lease obligations	(3,762)	–	(3,762)

	(23,992)	–	(23,992)

Increase in cash and cash equivalents	24,873	–	24,873
Cash and cash equivalents, beginning of year	6,990	–	6,990

Cash and cash equivalents, end of year	$31,863	$–	$31,863

The areas of material difference between Canadian and US GAAP and their impact on the Company’s consolidated financial statements are described below:

a) Capitalization of interest

US GAAP requires capitalization of interest costs as part of the historical cost of acquiring certain qualifying assets that require a period of time to prepare for their intended use. This is not required under Canadian GAAP. The capitalized amount is subject to depreciation in accordance with the Company’s policies when the asset is placed into service.

b) Financing costs, discounts and premiums

Under US GAAP, deferred financing costs incurred in connection with the Company’s senior notes are being amortized over the term of the related debt using the effective interest method. Prior to April 1, 2007, for Canadian GAAP purposes, these transaction costs were recorded as a deferred asset under Canadian GAAP and these deferred financing costs were being amortized on a straight-line basis over the term of the debt.

Effective April 1, 2007, the Company adopted CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, on a retrospective basis without restatement as described below. Although Section 3855 also requires the use of the effective interest method to account for the amortization of finance costs, the requirement to bifurcate the issuer’s early prepayment option on issuance of the debt (which is not required under US GAAP) resulted in an additional premium that is being amortized over the term of the debt under Canadian GAAP. In addition, foreign denominated transaction costs, discounts and premiums are considered as part of the carrying value of the related financial liability under Canadian GAAP and are subject to foreign currency gains or losses resulting from periodic translation procedures as they are treated as a monetary item under Canadian GAAP. Under US GAAP, foreign denominated transaction costs are considered non-monetary and are not subject to foreign currency gains and losses resulting from periodic translation procedures.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  119

In connection with the adoption of Section 3855, transaction costs incurred in connection with the Company’s Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 under Canadian GAAP and these costs continue to be amortized on a straight-line basis over the term of the facility. Under US GAAP, the Company continues to amortize these transaction costs over the stated term of the related debt using the effective interest method. The Company discloses the financing costs for both the senior notes and the Revolving Facility as deferred financing costs on the Consolidated Balance Sheets with the amortization charge classified as interest on the Consolidated Statements of Operations and Comprehensive Income (Loss). Under Canadian GAAP, the financing costs related to the senior notes are included in the “senior notes” balance on the Consolidated Balance Sheets.

c) Stock-based compensation

Up until April 1, 2006, the Company followed the provisions of ASC 718, “Share-Based Payment” (formerly Statement of Financial Accounting Standards No. 123, “Stock-Based Compensation”), for US GAAP purposes. As the Company uses the fair value method of accounting for all stock-based compensation payments under Canadian GAAP, there were no differences between Canadian and US GAAP prior to April 1, 2006. On April 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment” (“SFAS 123R”), which is now a part of ASC 718. As the Company used the minimum value method for purposes of complying with Statement of Financial Accounting Standards No. 123, it was required to adopt the provisions under the revised guidance prospectively. Under Canadian GAAP, the Company was permitted to exclude volatility from the determination of the fair value of stock options granted until the filing of its initial registration statement relating to the initial public offering of voting shares on July 21, 2006. As a result, for options issued between April 1, 2006 and July 21, 2006, there is a difference between Canadian and US GAAP relating to the determination of the fair value of options granted.

d) Derivative financial instruments

Under Canadian GAAP, the Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense as discussed in b) above. Prior to April 1, 2007 under Canadian GAAP, separate accounting of embedded derivatives from the host contract was not permitted by EIC-117.

Under US GAAP, ASC 815 (formerly Statement of Financial Accounting Standard No. 133, Accounting for Derivative Instruments and Hedging Activities (“SFAS 133”)) establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts and debt instruments) be recorded in the balance sheet as either an asset or liability measured at its fair value. The contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances met the criteria for bifurcation from the debt contract and separate measurement at fair value. The embedded derivative has been measured at fair value and changes in fair value recorded in net income for all periods presented. The issuer’s early prepayment option included in the senior notes does not meet the criteria as an embedded derivative under ASC 815 (formerly SFAS 133) and was not bifurcated from the host contract and measured at fair value resulting in a US GAAP and Canadian GAAP difference.

On adoption of CICA Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, the Company reviewed the accounting treatment of a number of outstanding contracts and determined that a price escalation feature in a revenue construction contract and supplier contracts entered into prior to April 1, 2007 contained embedded derivatives that are not closely related to the host contract under Canadian GAAP. The Company recorded the fair value of these embedded derivatives on April 1, 2007 of $9,720, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770 for Canadian GAAP purposes. Under US GAAP, the Company had recognized and measured these embedded derivatives since inception of the related contracts.

e) NAEPI Series B Preferred Shares

Prior to the modification of the terms of the North American Energy Partners Inc. (“NAEPI”) Series B preferred shares on March 30, 2006, there were no differences between Canadian GAAP and US GAAP related to the NAEPI Series B preferred shares. As a result of the modification of terms of NAEPI’s Series B preferred shares, under Canadian GAAP, NACG continued to classify the NAEPI Series B preferred shares as a liability and was accreting the carrying amount of $42.2 million on the amendment date (March 30, 2006) to their December 31, 2011 redemption value of $69.6 million using the effective interest method. Under US GAAP, NACG recognized the fair value of the amended NAEPI Series B preferred shares as minority interest as such amount was recognized as temporary equity in the accounts of NAEPI in accordance with EITF Topic D-98 and recognized a charge of $3.7 million to retained earnings for the difference between the fair value and the carrying amount of the Series B preferred shares on the amendment date. Under US GAAP, NACG was accreting the initial fair value of the amended NAEPI Series B preferred shares of $45.9 million recorded on their amendment date (March 30, 2006) to the December 31, 2011 redemption value of $69.6 million using the effective

120  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

interest method, which was consistent with the treatment of the NAEPI Series B preferred shares as temporary equity in the financial statements of NAEPI. The accretion charge was recognized by NACG as a charge to minority interest (as opposed to retained earnings in the accounts of NAEPI) under US GAAP and interest expense in NACG’s financial statements under Canadian GAAP.

On November 28, 2006, NACG exercised a call option to acquire all of the issued and outstanding NAEPI Series B preferred shares in exchange for 7,524,400 common shares of NACG. For Canadian GAAP purposes, NACG recorded the exchange by transferring the carrying value of the NAEPI Series B preferred shares on the exercise date of $44,682 to common shares. For US GAAP purposes, the conversion has been accounted for as a combination of entities under common control as all of the shareholders of the NAEPI Series B preferred shares are also common shareholders of NACG resulting in the reclassification of the carrying value of the minority interest on the exercise date of $48,140 to common shares. NACG and NAEPI were amalgamated later in 2006 and the amalgamated entity continued as NAEPI.

f) Inventories

Effective April 1, 2008, the Company retrospectively adopted CICA Handbook Section 3031, “Inventories”, without restatement of prior periods. This standard requires inventories to be measured at the lower of cost and net realizable value and provides guidance on the determination of cost, including the allocation of overheads and other costs to inventories, the requirement for an entity to use a consistent cost formula for inventory of a similar nature and use, and the reversal of previous write-downs to net realizable value when there are subsequent increases in the value of inventories. This new standard also clarifies that spare component parts that do not qualify for recognition as property, plant and equipment should be classified as inventory. In adopting this new standard, the Company reversed a tire impairment that was previously recorded at March 31, 2008 in other assets of $1,383 with a corresponding decrease to opening deficit of $991 net of future taxes of $392.

During the year ended March 31, 2008, the replacement cost (i.e. market) of spare tire inventory was lower than the original carrying amount of inventory. As a result, the Company recorded an inventory write-down of $1.4 million under Canadian GAAP. Under US GAAP, market means current replacement cost. However, market under US GAAP should not exceed the net realizable value nor should it be less than net realizable value reduced by an allowance for a normal profit margin. The Company established that the net realizable value and net realizable value less an allowance for a normal profit margin was greater than or equal to cost and as such a write-down of spare tires was not appropriate under US GAAP for the year ended March 31, 2008. Please refer to note 3 aa).

g) Joint venture

The Company owns a 49% interest in Noramac Ventures Inc., a nominee company for the Company’s Noramac Joint Venture (JV) and the Company has joint control of this entity. Under US GAAP, the Company records its share of earnings of the JV using the equity method of accounting. Under Canadian GAAP, the Company uses the proportionate consolidation method of accounting for the JV. Under the proportionate consolidation method the Company recognizes its share of the results of operations, cash flows, and financial position of the JV on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the JV. While there is no impact on net income or earnings per share as a result of the US GAAP treatment of the joint venture, as compared to Canadian GAAP, there are presentation differences affecting the disclosures in the consolidated financial statements and supporting notes. Under Canadian GAAP, the following assets, liabilities, revenues, expenses and cash flows would be recorded using the proportionate consolidation method.

March 31, 2010
Current assets	$4,476
Long-term assets	77
Current liabilities	1,636
Long-term liabilities	2,970

Net equity	$(53)

Year ended	March 31, 2010
Gross revenues	$4,387
Gross profit	805
Expenses	(761)

Net income	$44

Year ended	March 31, 2010
Cash flow from operating activities	$1,240
Cash flow from investing activities	–
Cash flow from financing activities	–

Increase in cash and cash equivalents	$1,240

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  121

h) Other matters

Other adjustments relate to the tax effect of items (a) through (f) above. The tax effects of temporary differences are described as future income taxes under Canadian GAAP whereas in these financial statements such amounts are described as deferred income taxes under US GAAP. In addition, Canadian GAAP generally refers to additional paid-in capital as contributed surplus for financial statement presentation purposes.

i) Adjustments related to prior year financial statements

The financial statements for fiscal 2009 and fiscal 2008 under Canadian GAAP have been amended to correct the following errors identified during the preparation of the Company’s fiscal 2010 financial statements:

(i)	Reclassification of accrued liabilities. The financial statements for fiscal 2009 have been amended to correct a classification error with respect to accrued liabilities identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. Certain operating lease agreements provide a maximum hourly usage limit, above which the Company will be required to pay for the over hour usage. These contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company has historically classified the contingent rentals as a current liability; however, certain of the amounts are due beyond one year from the balance sheet date. In the current year, the Company has reclassified amounts due beyond one year, from the balance sheet date, as a long term liability and has reclassified comparative figures accordingly. The amount reclassified on the Consolidated Balance Sheet was $7,134 as at March 31, 2009;

(ii)	Buy-out of leased assets. The financial statements for fiscal 2008 have been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at the time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements. When an asset is leased under an operating lease agreement, as stated in the paragraph above, contingent rentals are recognized when payment is considered probable and are due at the end of the lease term. The Company can buy the asset at the end of the lease term at a pre-determined market price at which point the liability is extinguished since the lease agreement is cancelled. The Company has been traditionally extinguishing the liability for such lease buyouts by reducing equipment costs related to leased equipment, instead of considering the extinguishment of the liability as an incentive to purchase the asset and therefore reducing the cost of the asset. The correction of this error increased “Equipment costs” by $2,700, reduced “Depreciation” by $120, reduced “Future income taxes” by $774 and reduced “Net income and comprehensive income for the year” by $1,806 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2008. It also reduced “Property, plant and equipment” by $2,580, reduced long-term future income tax liabilities by $774 and increased “Deficit” for the year by $1,806 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2008. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the method of accounting for an incentive at time of buying previously leased assets, which was identified during the preparation of the Company’s fiscal 2010 consolidated financial statements as stated above. The correction of this error increased “Equipment costs” by $6,600, reduced “Depreciation” by $600, reduced “Future income taxes” by $1,800 and increased “Net loss and comprehensive loss for the year” by $4,200 from the amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Property, plant and equipment” by $8,580, reduced long-term future income tax liabilities by $2,574 and increased “Deficit” for the year by $6,006 from the amounts originally reported in the Consolidated Balance Sheet as at March 31, 2009.

(iii)	Valuation of derivative financial instruments. The financial statements for fiscal 2009 have also been amended under Canadian GAAP to correct an error related to the determination of the fair value of the cross-currency and interest rate swap liabilities (collectively, the “swap liability”) which was identified on settlement of the swap liability on April 8, 2010. The Company recorded the fair value of the swap liability and in addition recorded accrued interest on the swap liability. This resulted in the swap liability being misstated and the changes in the fair value of the swap liability being misstated by the change in the amount of the accrued interest at each reporting period from March 31, 2009. The periods before March 31, 2009 were not materially impacted because prior to February 2, 2009, the Canadian Dollar interest rate swap was still in place (note 24(c)(ii)), and therefore the net accrued interest payable under the swap liability was not material. The error increased “Realized and unrealized gain on derivative financial instruments” by $7,514, increased income tax expense by $1,676 and reduced net loss by $5,838 from amounts originally reported in the Consolidated Statements of Operations and Comprehensive Income (Loss) for the year ended March 31, 2009. It also reduced “Derivative financial instruments” by $7,514, increased long term future income taxes liabilities by $1,676 and reduced “Deficit” by $5,838 in the Consolidated Balance Sheet as at March 31, 2009.

122  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Operations and Comprehensive Income (Loss) for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Equipment costs	$210,520	$6,600	$217,120
Depreciation	36,827	(600)	36,227
Realized and unrealized gain on derivative financial instruments	(25,081)	(7,514)	(32,595)
Future income taxes	9,177	(124)	9,053
Net loss and comprehensive loss for the year	(139,515)	1,638	(137,877)
Deficit, end of year	(157,811)	(168)	(157,979)
Net loss per share – basic	$(3.87)	$0.04	$(3.83)
Net loss per share – diluted	$(3.87)	$0.04	$(3.83)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Equipment costs	$174,873	$2,700	$177,573
Depreciation	35,709	(120)	35,589
Future income taxes	17,299	(774)	16,525
Net income and comprehensive income for the year	39,784	(1,806)	37,978
Deficit, end of year	(19,287)	(1,806)	(21,093)
Net income per share – basic	$1.11	$(0.05)	$1.06
Net income per share – diluted	$1.08	$(0.05)	$1.03

The impact of the above corrections under Canadian GAAP on the Consolidated Balance Sheet as at March 31, 2009 is as follows:

March 31, 2009	As previously reported	Adjustments	As amended
Property, plant and equipment	$324,035	$(8,580)	$315,455
Accrued liabilities	52,135	(7,134)	45,001
Long term accrued liabilities	–	7,134	7,134
Derivative financial instruments	50,562	(7,514)	43,048
Future income taxes	30,220	(898)	29,322
Deficit	(157,811)	(168)	(157,979)

The impact of the above corrections under Canadian GAAP on the Consolidated Statements of Cash Flows for the years ended March 31, 2009 and March 31, 2008 are as follows:

For the year ended March 31, 2009	As previously reported	Adjustments	As amended
Net loss for the year	$(139,515)	$1,638	$(137,877)
Depreciation	36,827	(600)	36,227
Unrealized gain on derivative financial instruments measured at fair value	(27,752)	(7,514)	(35,266)
Future income taxes	9,177	(124)	9,053
Cash flow from operating activities	157,785	(6,600)	151,185
Purchase of property, plant and equipment	(91,037)	6,600	(84,437)
Cash flow from investing activities	(85,315)	6,600	(78,715)

For the year ended March 31, 2008	As previously reported	Adjustments	As amended
Net income for the year	$39,784	$(1,806)	$37,978
Depreciation	35,709	(120)	35,589
Future income taxes	17,299	(774)	16,525
Cash flow from operating activities	97,497	(2,700)	94,797
Purchase of property, plant and equipment	(55,505)	2,700	(52,805)
Cash flow from investing activities	(48,632)	2,700	(45,932)

j) Financial instruments – recognition and measurement

Effective April 1, 2007, the Company adopted the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, and Handbook Section 3865, “Hedges”.

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  123

On April 1, 2007, the Company made the following transitional adjustments to the consolidated balance sheet to adopt the new standards:

Increase (decrease)
Deferred financing costs	$(11,356)
Intangible assets	1,622
Long term future income tax assets	3,293
Senior notes	(12,634)
Derivative financial instruments	9,720
Long term future income tax liabilities	18
Opening deficit	3,545

The adoption of these standards resulted in the following adjustments as of April 1, 2007 in accordance with the transition provisions:

•

Deferred financing costs related to the issue of the senior notes that were previously presented as a separate asset on the consolidated balance sheet are now included in the carrying value of the senior notes and are being amortized using the effective interest method over the remaining term of the debt. Prior to April 1, 2007, these deferred financing costs were amortized on a straight-line basis over the term of the debt. As a result of the change in method of accounting, financing costs were re-measured on April 1, 2007 using the effective interest method. This re-measurement resulted in a $9,734 decrease in deferred financing costs, a decrease of $9,815 in senior notes, a decrease of $63 in opening deficit and an increase of $18 in the future income tax liability;

•

Transaction costs incurred in connection with the Company’s Revolving Facility of $1,622 were reclassified from deferred financing costs to intangible assets on April 1, 2007 and these costs continue to be amortized on a straight-line basis over the term of the facility.

•

The Company determined that the issuer’s early prepayment option included in the senior notes should be bifurcated from the host contract, along with a contingent embedded derivative in the senior notes that provide for accelerated redemption by the holders in certain instances. These embedded derivatives were measured at fair value at the inception of the senior notes and the residual amount of the proceeds was allocated to the debt. Changes in fair value of the embedded derivatives are recognized in net income and the carrying amount of the senior notes is accreted to par value over the term of the notes using the effective interest method and is recognized as interest expense. At transition on April 1, 2007, the Company recorded the fair value of $8,519 related to these embedded derivatives and a corresponding decrease in opening deficit of $7,305, net of future income taxes of $1,214. The impact of the bifurcation of these embedded derivatives at issuance of the senior notes resulted in an increase of senior notes of $5,700 and an increase in opening deficit of $3,963, net of income taxes of $1,737 after applying the effective interest method to the premium resulting from the bifurcation of these embedded derivatives to April 1, 2007; and

•

The Company determined that price escalation features in certain revenue and maintenance service contracts contain embedded derivatives that are not closely related to the host contracts. The embedded derivatives have been measured at fair value and included in derivative financial instruments on the consolidated balance sheet, with changes in the fair value recognized in net income. The Company recorded the fair value of $9,720 related to these embedded derivatives on April 1, 2007, with a corresponding increase in opening deficit of $6,950, net of future income taxes of $2,770.

k) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company manages liquidity risk through management of its capital structure and financial leverage, as outlined in note 34(l). It also manages liquidity risk by continuously monitoring actual and projected cash flows to ensure that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation. The Company believes that forecasted cash flows from operating activities, along with amounts available under the Revolving Facility, will provide sufficient cash requirements to cover the Company’s forecasted normal operating and budgeted capital expenditures.

The Company’s Revolving Facility contains covenants that restrict its activities, including, but not limited to, incurring additional debt, transferring or selling assets and making investments including acquisitions. Under the revolving credit agreement, Consolidated Capital Expenditures, as defined in the revolving credit agreement, during any applicable period cannot exceed 120% of the amount in the capital expenditure plan. In addition, the Company is required to satisfy certain financial covenants, including a minimum interest coverage ratio and a maximum senior leverage ratio, both of which are calculated using Consolidated EBITDA, as defined in the revolving credit agreement, as well as a minimum current ratio.

At March 31, 2010, the Company was in compliance with its senior leverage, its interest coverage, and working capital covenants.

124  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

The following are the undiscounted contractual cash flows of financial liabilities and other contractual cash flows measured at period end exchange rates:

			Fiscal year
	Carrying Amount	Contractual Cash Flows	2011	2012	2013	2014	2015 and Thereafter
Accounts payable and accrued liabilities	$100,979	$100,979	$100,979	$–	$–	$–	$–

Long-term accrued liabilities	14,943	14,943	–	7,537	3,989	783	$2,634

Capital lease obligations (including interest)	13,393	14,561	5,734	5,209	2,987	462	169

Long-term debt	28,446	31,242	7,637	23,605	–	–	–

Senior notes (i)	201,614	203,120	203,120	–	–	–	–

Interest on senior notes (i)	6,099	7,405	7,405	–	–	–	–

Cross-currency and interest rate swaps (ii)	89,013	92,519	92,519	–	–	–	–

(i)	Based on the early redemption option exercised by the Company, the senior notes were redeemed subsequent to year end (note 33).
(ii)	At March 31, 2010, the cross-currency and interest rate swaps remained contractually payable until December 1, 2011; however, these were subsequently extinguished on April 8, 2010 (note 33).

l) Capital disclosures

The Company’s objectives in managing capital are to help ensure sufficient liquidity to pursue its strategy of organic growth combined with strategic acquisitions and to provide returns to its shareholders. The Company defines capital that it manages as the aggregate of its shareholders’ equity, which is comprised of issued capital, additional paid-in capital, accumulated other comprehensive income (loss). The Company manages its capital structure and makes adjustments to it in light of general economic conditions, the risk characteristics of the underlying assets and the Company’s working capital requirements. In order to maintain or adjust its capital structure, the Company, upon approval from its Board of Directors, may issue or repay long-term debt, issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. The Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestitures, as well as capital and operating budgets.

The Company monitors debt leverage ratios as part of the management of liquidity and shareholders’ return and to sustain future development of the business. The Company is also subject to externally imposed capital requirements under its Revolving Facility and indenture agreement governing the US Dollar denominated 8 3/4% senior notes, which contains certain restrictive covenants including, but not limited to, incurring additional debt, transferring or selling assets, making investments including acquisitions or to pay dividends or redeem shares of capital stock. The Company’s overall strategy with respect to capital risk management remains unchanged from the year ended March 31, 2009.

In September 2009, the Company filed a base shelf prospectus covering the public offering of common shares in each of the provinces and territories of Canada and a related registration statement with the United States Securities and Exchange Commission. These filings allow the Company to offer and issue common shares to the public by way of one or more prospectus supplements at any time during the 25-month period following the filing of the prospectus with gross proceeds to the Company not to exceed $150.0 million. The prospectus also allows certain shareholders of the Company to offer all or part of their common shares to the public by way of one or more prospectus supplements.

m) Recently adopted Canadian accounting pronouncements

i) Goodwill and intangible assets

Effective April 1, 2009, the Company adopted, on a retrospective basis, CICA Handbook Section 3064, “Goodwill and Intangible Assets”, which replaces Section 3062, “Goodwill and Other Intangible Assets”, and Section 3450, “Research and Development Costs” and establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Accounting Standard IAS 38, “Intangible Assets”. The adoption of this standard resulted in the reclassification of certain qualifying assets related to software from property, plant and equipment to intangible assets for all periods presented.

ii) Business combinations

On July 1, 2009, the Company early adopted CICA Handbook Section 1582, “Business Combinations”, effective April 1, 2009. This section establishes standards for the accounting of business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent consideration and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, that restructuring charges will be expensed in periods after the acquisition date and that non-controlling interests should be measured at fair value at the date of acquisition. This standard is to be applied prospectively to business combinations with acquisition dates on or after April 1, 2009. This new standard was applied to the acquisition of DF Investments Limited and its subsidiary Drillco Foundation Co. Ltd. (note 5(a)).

North American Energy Partners Inc.  Notes to Consolidated Financial Statements  125

iii) Consolidated financial statements

On July 1, 2009, the Company early adopted CICA Handbook Section 1601, “Consolidated Financial Statements”, effective April 1, 2009. The new standard replaces Section 1600, “Consolidated Financial Statements”. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than guidance for non-controlling interests. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

iv) Non-controlling interests

On July 1, 2009, the Company early adopted CICA Handbook Section 1602, “Non-Controlling Interests”, effective April 1, 2009. The new standard establishes standards for the accounting of non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

v) Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”. The amendments apply only to entities that have adopted Section 1602. The Company early adopted this standard effective April 1, 2009. The adoption of this standard did not have a material impact on the Company’s consolidated financial statements.

vi) Financial instruments – recognition and measurement

Effective July 1, 2009, the Company adopted CICA amendments to Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, which add guidance concerning the assessment of embedded derivatives upon reclassification of a financial asset out of the held-for-trading category. These amendments apply to reclassifications made on or after July 1, 2009. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

vii) Financial instruments – disclosure

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments – Disclosures”, to include additional disclosure requirements about fair value measurements of financial instruments and to enhance liquidity risk disclosure requirements. The amendments apply to annual financial statements relating to fiscal years ending after September 30, 2009. The adoption of these amendments did not have a material impact on the Company’s consolidated financial statements.

n) Recent Canadian accounting pronouncements not yet adopted

i) Accounting changes

In June 2009, the CICA amended Handbook Section 1506, “Accounting Changes”, to exclude from its scope changes in accounting policies upon the complete replacement of an entity’s primary basis of accounting. The amendment applies to interim and annual financial statements relating to fiscal years beginning on or after July 1, 2009. The Company is currently evaluating the impact of the amendments to the standard.

ii) Financial instruments – recognition and measurement

In June 2009, the CICA amended Handbook Section 3855, “Financial Instruments – Recognition and Measurement”, to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009 for the amendments relating to the effective interest method and on or after January 1, 2011 for the amendments relating to embedded prepayment options. The Company is currently evaluating the impact of the amendments to the standard.

iii) Comprehensive revaluation of assets and liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities”, as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interests”, in January 2009. The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011. Earlier adoption is permitted as of the beginning of a fiscal year, provided that Section 1582 is also adopted. The Company is currently evaluating the impact of the amendments to the standard.

iv) Multiple deliverable arrangements

In December 2009, the CICA issued Emerging Issues Committee (EIC) 175, “Multiple deliverable arrangements”. This abstract addresses how to determine whether an arrangement involving multiple deliverables contains more than one unit of accounting. It also addresses how arrangement consideration should be measured and allocated to the separate units of accounting in the arrangement. For the Company, this abstract is effective on a prospective basis to all revenue arrangements with multiple deliverables entered into or materially modified in the fiscal period beginning April 1, 2011. The Company is currently evaluating the impact of this abstract on the Company’s consolidated financial statements.

126  Notes to Consolidated Financial Statements  North American Energy Partners Inc.

Board of Directors

Ronald A. McIntosh

Director since May 2004

Chair of the Board of Directors

George R. Brokaw

Director since June 2006

John A. Brussa

Director since November 2003

Peter R. Dodd

Director since June 2009

John D. Hawkins

Director since October 2003

Chair of the

Governance Committee

William C. Oehmig

Director since November 2003

Chair of the HS&E and Business Risk Committee

Rodney J. Ruston

Director since May 2005

President and CEO

Allen R. Sello

Director since January 2006

Chair of the Audit Committee

Peter W. Tomsett

Director since September 2006

Chair of the

Compensation Committee

K. Rick Turner

Director since November 2006

North American Energy Partners Inc. Board of Directors 127

Senior Management

Rodney J. Ruston

President and

Chief Executive Officer

David Blackley

Chief Financial Officer

Robert G. Harris

Vice President, Human Resources, Health, Safety & Environment

Kevin R. Mather

Vice President, Supply Chain and Estimating

Bernard T. Robert

Vice President, Corporate Affairs and Business Strategy

Christopher R. Yellowega

Vice President, Operations

128 Senior Management North American Energy Partners Inc.

Corporate Information

Corporate Headquarters

2400—500 4th Avenue SW Calgary, Alberta T2P 2V6

Phone: 403.767.4825 Fax: 403.767.4849

Auditors

KPMG LLP Edmonton, Alberta

Solicitors

Bracewell & Giuliani LLP Houston, Texas

Borden Ladner Gervais LLP Toronto, Ontario

Exchange Listings

Toronto Stock Exchange New York Stock Exchange Ticker Symbol: NOA

Transfer Agent

CIBC Mellon Trust Company 600 The Dome Tower 333—7th Avenue SW Calgary, Alberta T2P 2Z1

Phone: 403.232.2400

Email: inquiries@cibcmellon.com Web: www.cibcmellon.com

Investor Information

Investor Relations

Kevin Rowand

Phone: 780.969.5528 Fax: 780.969.5599 Email: IR@nacg.ca Web: www.nacg.ca

Annual General Meeting

The Annual General Meeting of North American Energy Partners Inc. will be held at:

TMX Broadcast Centre Gallery The Exchange Tower

130 King Street West, Toronto, Ontario Thursday, September 23, 2010 at 10:00 a.m.

Paper and Printing Note: Topkote paper used in the front of this report is Forest Stewardship Council (FSC) certified, Oxygen bleached, Acid Free, Elemental Chlorine Free and contains 20% recycled fibre. Cougar natural paper used for the financials has 10% recycled post consumer fibre. The printing inks used are vegetable-based and free from ozone-damaging petroleum distillates and Volatile Organic Compounds (VOCs).

NORTH AMERICAN
ENERGY PARTNERS INC.

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© 2010 North American Energy Partners Inc.

Printed in Canada

© 2010 North American Energy Partners Inc.